17

05011948

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Smartone Telecommunications Holdings

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED OCT 25 2005 THOMSON FINANCIAL

FILE NO. 82- 2714 FISCAL YEAR 6-30-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
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OICF/BY: dlw

DATE: 10/21/05

SmarTone Telecommunications Holdings Limited

Annual Report 2004/2005




you
me

About Us

SmarTone Telecommunications Holdings Limited is a leading provider of mobile services in Hong Kong and Macau. Its goal is to better enrich customers' lives by bringing them closer to what matters to them, through differentiated and superior propositions for targeted customer segments.

The company's main subsidiary in Hong Kong operates as SmarTone-Vodafone, a Partner Network of Vodafone Group Plc, providing both 2G and 3G services.

SmarTone Telecommunications Holdings Limited has been listed in Hong Kong since 1996. It is a subsidiary of Sun Hung Kai Properties Limited.


SmarTone
SmarTone
vodafon


we
win

DIRECTORS AND CORPORATE INFORMATION

Board of Directors

* Mr. Raymond ***Kwok*** Ping-luen *(Chairman)*
Mr. Douglas ***Li*** *(Chief Executive Officer)*
Mr. Patrick ***Chan*** Kai-lung
* Mr. Ernest ***Lai*** Ho-kai
* Mr. Michael ***Wong*** Yick-kam
* Mr. Andrew ***So*** Sing-tak
* Mr. ***Cheung*** Wing-yui
* Mr. David Norman ***Prince***
** Mr. Eric ***Li*** Ka-cheung, *JP*
** Mr. ***Ng*** Leung-sing, *JP*
** Dr. Sachio ***Semmoto***
** Mr. ***Yang*** Xiang-dong

* *Non-Executive Director*
** *Independent Non-Executive Director*

Company Secretary

Miss Maria ***Li*** Sau-ping

Authorised Representatives

Mr. Douglas ***Li***
Miss Maria ***Li*** Sau-ping

Registered Office

Clarendon House, 2 Church Street,
Hamilton HM 11, Bermuda

Head Office and Principal Place of Business

31st Floor, Millennium City 2,
378 Kwun Tong Road, Kwun Tong,
Kowloon, Hong Kong

Auditors

PricewaterhouseCoopers
Certified Public Accountants
22nd Floor, Prince's Building, 10 Chater Road,
Hong Kong

Hong Kong Share Registrar

Computershare Hong Kong Investor Services Limited
Rooms 1712-1716, 17th Floor, Hopewell Centre,
183 Queen's Road East, Hong Kong

Principal Share Registrar

Butterfield Fund Services (Bermuda) Limited
Rosebank Centre, 11 Bermudiana Road,
Pembroke, Bermuda

Principal Bankers

Standard Chartered Bank
The Hongkong and Shanghai Banking Corporation Limited

Legal Advisors to the Company

As to Hong Kong law
Slaughter and May

As to Bermuda law
Conyers, Dill & Pearman

Bermuda Resident Representative

Mr. John Charles Ross ***Collis***
Mr. Anthony Devon ***Whaley*** (Deputy)


move
ahead

(Expressed in Hong Kong dollars in millions except per share amounts)

	Year ended or as at 30 June	
	2005	2004
Profit and loss account		
Turnover	**3,619**	3,367
Profit attributable to shareholders	**339**	466
Earnings per share ($)	**0.58**	0.80
Dividends per share		
Total for the year ($)	**0.39**	0.53
Balance sheet		
Total assets	**4,681**	4,702
Current liabilities	**(983)**	(1,084)
Total assets less current liabilities	**3,698**	3,618
Non-current liabilities	**(173)**	(131)
Minority interests	**(23)**	(21)
Net assets	**3,502**	3,466
Share capital	**58**	58
Reserves	**3,444**	3,408
Shareholders' funds	**3,502**	3,466
Cashflow		
Net cash inflow from operating activities	**846**	801
Interest received	**67**	74
Purchases of fixed assets	**(746)**	(343)
Repurchases of shares	**–**	(19)
Dividends paid (excluding special dividend)	**(303)**	(275)
Other	**(85)**	(40)
Net (decrease)/increase in net cash* and held-to-maturity debt securities before payment of special dividend	**(221)**	198
Special dividend paid	**–**	(2,048)
Net decrease in net cash* and held-to-maturity debt securities after payment of special dividend	**(221)**	(1,850)

* Net cash represents cash and bank balances, net of bank loans.


keep
in step

(Financial figures are expressed in Hong Kong dollars)

Your Company outperformed the market with increased ARPU and service revenue. This represents a creditable performance amidst severe price erosion prevailing in the market. The launch of 3G has established the platform for future growth, despite the resultant increase in costs and pressure on profits in the shorter term. Going forward, your Company will focus on leveraging 3G to provide differentiated and superior propositions for targeted customer segments and drive growth in revenue market share.

Financial Highlights

Turnover increased by 7% to $3,619 million, underpinned by the 6% growth in mobile service revenue. Earnings before interest, tax, depreciation and amortisation ("EBITDA") of $832 million represented a decline of 12%, compared to $944 million for the previous year. Profit attributable to shareholders decreased by 27% to $339 million. Earnings per share amounted to $0.58.

Dividend

Your Board recommends a final dividend of $0.20 per share. Together with the interim dividend of $0.19 per share, dividend for the year totalled $0.39 per share. This is in line with the Company's policy of distributing two-thirds of profit attributable to shareholders as dividend.

Business Review

Hong Kong Mobile Business

Blended ARPU and postpaid ARPU for the year increased by 6% to $199 and 9% to $231 respectively. Data service revenue continued to rise and accounted for 7.3% of service revenue for the year, up from 5.5% for the previous year, driven mainly by the robust growth in the usage of multimedia services. Amidst fierce competition, total customer base decreased slightly to 1,011,000 as of 30 June 2005. Churn rate also increased marginally to 2.8% in June 2005 as compared to 2.6% in June 2004. Nevertheless, service revenue grew further as the increase in ARPU outweighed the modest decline in customer number.



SmarTone-Vodafone's emphasis on customer propositions has contributed to the consistent improvement in ARPU and service revenue. Revenues generated from business customers, frequent travellers and multimedia users have all shown encouraging improvement.

SmarTone-Vodafone provides the most complete range of mobile connectivity solutions for business customers on the move. BlackBerry® from Vodafone and Email on the go™ offer customers real-time mobile email with the widest choice of handheld devices in the market. For those customers requiring full PC functionality and Internet connectivity while on the move, SmarTone-Vodafone's PC Connect 3G/GPRS data card delivers reliable mobile broadband Internet access, with 3G roaming now available at more than 40 overseas destinations, providing increasingly ubiquitous access to high-speed service.


SHARP

Sharp SX313

(Financial figures are expressed in Hong Kong dollars)

For consumers, SmarTone-Vodafone focuses on the key areas of music, sports, news and games. It caters to the specific needs of the different communities with superior propositions that provide richer experience, deliver compelling benefits and increase value to customers. Music Now, SmarTone-Vodafone's proposition for music fans, is a prime example of this approach. It offers not only instant download of the largest selection of high-quality mobile music content in the market, but also a rewards programme bringing customers closer to their music and favourite artists.

To ensure customers can enjoy an outstanding SmarTone-Vodafone experience, the company has been upgrading its key commercial enablers:

- All customer touch-points, including retail stores, website and customer hotlines, have undergone major improvement programmes to provide a more seamless, consistent and richer experience, as well as creating a deeper customer engagement with every contact.



- SmarTone-Vodafone continues to offer a wide range of both 2G and 3G handsets that meet different customer needs. It is also now offering the largest number of brands of 3G handsets in the Hong Kong market and its recently launched Sharp SX833 and Samsung Anycall Z308 are groundbreaking products with outstanding audio and video capabilities that bring the enjoyment of SmarTone *iN!* on 3G mobile media services to a new exciting level.
- SmarTone-Vodafone's 3G network already covers 99.9% of Hong Kong, including major shopping malls, commercial buildings and residential areas, with uninterrupted coverage across the entire Mass Transit Railway network. Delivering unrivalled quality and reliability, the network offers the fastest call connection time for both voice and video calls as well as the fastest data throughput, validated by an independent network quality survey conducted in July 2005.
- SmarTone-Vodafone already provides the widest 3G roaming coverage, amongst Hong Kong operators, at over 40 overseas destinations, including Japan, Taiwan, Singapore, Malaysia, Australia, major countries in Europe and South Africa, with more destinations continually being added.

Macau Mobile Business

The Company's mobile business in Macau achieved encouraging growth in revenue and profits.

Prospects

Going forward, there will be both challenges and opportunities in the Hong Kong mobile industry. 3G is set to become mainstream. It is capable of providing much better value than 2G as it delivers more compelling services and richer experience, enabled by superior handsets, higher speeds and improved network economics. Together with our differentiated and superior propositions for targeted customer segments, 3G is the platform for future growth. Long-term value for shareholders will be improved through higher revenue market share.


SHARP
iN!
SmarTone-Vodafone
Sharp SX833

In the coming year, the Company's mobile service revenue is expected to grow moderately, driven mainly by ARPU enhancement from 3G. Handset subsidies are set to increase despite the declining unit cost of 3G handsets. While your Company will continue to focus on cost savings and efficiency enhancement, there will be further increase in costs related to 3G, including network expenses, licence fee, depreciation and content cost. With the combination of these factors, your Company anticipates severe pressure on profits in the year ending 30 June 2006.

Following the ethos of the parent company, Sun Hung Kai Properties, in its focus on quality and innovation, your Company is uniquely positioned to leverage on the scale and scope of the Vodafone Group's global networks to further increase value to customers.

Your Company will continue with its current dividend policy. It intends to maintain a strong balance sheet to preserve flexibility in competing in the market and participating in potential consolidation opportunities that can enhance shareholders value.

I am confident that your Company would continue to outperform the market in a challenging environment and create long-term value for shareholders with its superior, differentiated customer propositions.

Appreciation

I would like to express my gratitude to our customers, shareholders and fellow directors for their continual support, and to our staff for their contributions and hard work.

Raymond Kwok Ping-luen
Chairman

Hong Kong, 5 September 2005




SmarTone
vodafone
BlackBerry® from Vodafone

(Financial figures are expressed in Hong Kong dollars)

Review of financial results

Operating revenue rose by $252 million to $3,619 million despite intense market competition, driven by growth in both mobile services revenue and handset sales. Operating profit dropped by $148 million to $344 million, mainly due to higher network costs, incremental marketing expenses for the launch of 3G and the SmarTone-Vodafone brand, and depreciation for the 3G network. Following the commercial launch of 3G service in December 2004, spectrum utilisation fee was expensed as incurred and depreciation started for 3G related capital expenditure. Macau operations continued to contribute positively to the Group's performance in 2004/05.



Turnover increased by $252 million to $3,619 million (2003/04: $3,367 million), with a 6% growth in mobile services revenue and a 12% rise in handsets and accessories sales.

- Mobile services revenue grew by $146 million to $2,635 million (2003/04: $2,489 million), driven by higher roaming, multimedia and prepaid services revenue, partially offset by a reduction in local voice revenue.

  Hong Kong blended ARPU for 2004/05 rose by $11 to $199 (2003/04: $188) as a result of the Group's success in improving the quality of its customer base through continuing efforts to acquire and retain high value customers in both business and consumer segments. The growth in roaming and multimedia usage contributed the largest share of this increase.

  Despite intense market competition and continued downward price pressures in the Hong Kong mobile market, postpaid ARPU for 2004/05 rose by $20 to $231 (2003/04: $211). Revenues from all services other than local voice services recorded healthy growth.

  The key factor for the growth in multimedia services revenue was the Group's continued success in enhancing its total customer proposition. This included the continuing enrichment of SmarTone *iN!* services and the launch of new, compelling products and services, including PC Connect, comprising a high-speed 3G/GPRS data card, and BlackBerry® from Vodafone, a SmarTone-Vodafone Mobile Email service. Multimedia services revenue achieved a strong year-on-year increase of 74%. Data service revenue continued to grow and accounted for 7.3% of services revenue in 2004/05 (2003/04: 5.5%).

- Handsets and accessories sales rose by 12% to $985 million in 2004/05 (2003/04: $878 million) mainly due to the launch of a variety of new handsets with advanced features.

Cost of goods sold and services provided rose by $221 million to $1,456 million in 2004/05 (2003/04: $1,235 million) mainly due to higher costs of handsets sold and increased interconnection, roaming and IDD costs. This reflected the corresponding increases in both handset sales and usage.

Other operating expenses (excluding depreciation, amortisation and loss on disposal of fixed assets) rose by $169 million to $1,357 million in 2004/05 (2003/04: $1,188 million). This was due to an increase in network costs arising from the 3G network rollout, higher sales and marketing expenses incurred for the launch of 3G and the SmarTone-Vodafone brand, and promotion of multimedia services and new handsets.

Depreciation, amortisation and disposal loss rose by $36 million to $488 million in 2004/05 (2003/04: $452 million) mainly due to depreciation for the 3G network, including spectrum utilisation fee capitalised before the commercial launch of 3G service.


Anycall

Samsung Anycall Z308

Net finance income fell by $11 million to $48 million in 2004/05 (2003/04: $59 million) mainly due to lower average net cash and debt securities balances.

The financial performance of the Group's mobile business in Macau continued to improve and contribute positively to the Group's performance in 2004/05.

Capital structure, liquidity and financial resources

There had been no major changes in the Group's capital structure during the year. The Group was financed by share capital, internally generated funds and short term Hong Kong dollar floating rate revolving credit facilities during the year. At 30 June 2005, no amount was utilised out of these facilities totalling $300 million.



The Group's net cash inflow from operating activities increased from $801 million in 2003/04 to $846 million in 2004/05. The Group's major outflow of funds during the year ended 30 June 2005 were payment of dividends of $303 million and purchases of fixed assets of $746 million. Cash resources of the Group remain strong with cash and bank balances and investments in held-to-maturity debt securities, net of external borrowings, of $1,852 million as at 30 June 2005.

The Group's capital expenditure amounted to $695 million in 2004/05 as compared to $680 million in 2003/04. Majority of the capital expenditure was for rollout of 3G radio network, upgrade and expansion to further improve network quality and coverage of 2G network, and purchases of hardware and software for multimedia services provisioning. These items are expected to continue to be the major areas of the Group's capital expenditure in 2005/06 but the overall spending is expected to be considerably lower than that in 2004/05.

The directors are of the opinion that the Group can fund its capital expenditure and working capital requirements for 2005/06 with internal cash resources and committed borrowing facilities. The directors do not anticipate any difficulties in securing renewals of these committed borrowing facilities upon their expiry in November 2005.

Treasury policy

The Group invests its surplus funds in accordance with a treasury policy approved from time to time by the board of directors. Surplus funds are placed as deposit with banks in Hong Kong or invested in investment grade debt securities. Bank deposits in Hong Kong are maintained in Hong Kong dollar or United States dollar.

The Group's investments in debts securities are denominated in either Hong Kong dollar or United States dollar with a maximum maturity of 3 years. The Group's policy is to hold its investments in debt securities until maturity.

As at 30 June 2005, the Group's total available banking facilities amounted to $300 million, comprising a 1-year committed interchangeable revolving loan and trade finance facility of $200 million and an uncommitted multi-currency documentary letter of credit facility of $100 million from certain banks. No amount of the facilities was utilised as at 30 June 2005.

The Group required banks to issue performance bonds and letters of credit on its behalf. In certain circumstances, the Group partially or fully collateralised such instruments by cash deposits to lower the issuance cost. Total amount of pledged deposits at 30 June 2005 was $328 million (30 June 2004: $326 million).

Functional currency and foreign exchange exposure

The functional currency of the Group is the Hong Kong dollar. All material revenues, expenses, assets and liabilities, except its United States dollar fixed income investments and bank deposits, are denominated in Hong Kong dollars. The Group therefore does not have any significant exposure to foreign currency gains and losses other than those arising due to its United States dollar denominated fixed income investments and bank deposits. The Group does not currently undertake any foreign exchange hedging.

Contingent liabilities

Performance bonds

Certain banks, on the Group's behalf, have issued performance bonds to the telecommunications authorities of Hong Kong and Macau in respect of obligations under licences issued by those authorities. The total amount outstanding at 30 June 2005 under these performance bonds was $313 million (30 June 2004: $152 million).

Lease out, lease back arrangement

A bank, on the Group's behalf, had issued a letter of credit to guarantee the Group's obligations under a lease out, lease back arrangement entered into during the year ended 30 June 1999. This letter of credit is fully cash collateralised using surplus cash deposits. The directors are of the opinion that the risk of the Group being required to make payment under this guarantee is remote.

Bank facilities guarantees

At 30 June 2005, there were contingent liabilities in respect of guarantees given by the Company on behalf of a wholly owned subsidiary relating to short term revolving credit facilities and uncommitted trade finance facility granted by certain banks of up to $300 million (30 June 2004: $600 million).

Employees and share option scheme

The Group had 1,535 full-time employees at 30 June 2005, with majority of which based in Hong Kong. Total staff costs were $359 million in 2004/05 (2003/04: $359 million).



Employees receive a remuneration package consisting of basic salary, bonus and other benefits. Bonus payments are discretionary and depend, inter-alia, on both the Group's performance and the performance of the individual employee. Benefits include retirement schemes and medical and dental care insurance. Employees are provided with both internal and external training appropriate to each individual's requirements.

The Group has a share option scheme under which the Company may grant options to the participants, including directors and employees, to subscribe for shares of the Company. During the year, the Company issued a total of 579,000 share options which are exercisable at exercise prices range from $8.01 to $9.05 per share from 6 December 2005 to 28 February 2015. No share options were exercised and 77,000 share options were cancelled during the year. At 30 June 2005, 13,092,500 share options were outstanding.

Through various initiatives in the areas of human resources development, the Group is striving to build a strong and committed workforce. The current performance-based remuneration system provides incentives and rewards for outstanding performance.


by SHARP
CG Silicon
SmarTone

Sharp SX813


Move ahead in business with nothing less than a BlackBerry from Vodafone.

(Financial figures are expressed in Hong Kong dollars)

The Directors submit their report together with the audited financial statements for the year ended 30 June 2005.

Principal activities

The principal activity of the Company is investment holding. The activities of its principal subsidiaries are shown in note 19 to the financial statements.

Results

The results of the Group for the year ended 30 June 2005 are set out in the consolidated profit and loss account on page 38.

Dividend

The Directors recommended the payment of a final dividend of $0.20 per share (2003/04: $0.33 per share) to the shareholders registered in the Company's register of members as at the close of business on 1 November 2005. The proposed final dividend, together with the interim dividend of $0.19 per share paid by the Company during the year (2003/04: $0.20 per share), make a total dividend of $0.39 per share for the financial year ended 30 June 2005.

Five year financial summary

A summary of the results and of the assets and liabilities of the Group for the last five financial years is shown on page 35.



Reserves

Movements in the reserves of the Group and the Company during the year are set out on pages 43 and 44.

Distributable reserves

The reserves available for distribution to the shareholders of the Company amounted to $3,812,020,000 at 30 June 2005 (30 June 2004: $4,107,678,000).

Donations

During the year, charitable and other donations made by the Group amounted to $61,000 (2004: $6,000).

Fixed assets

Details of the movements in fixed assets are shown in note 18 to the financial statements.

Share capital

Details of the movements in share capital of the Company are shown in note 28 to the financial statements.

(Financial figures are expressed in Hong Kong dollars)

Directors

The Directors of the Company during the year and up to the date of this report were:

*	Mr. Raymond **Kwok** Ping-luen *Chairman*	*	Mr. **Cheung** Wing-yui
	Mr. Douglas **Li** *Chief Executive Officer*	*	Mr. David Norman **Prince** *(Appointed on 1 July 2005)*
	Mr. Patrick **Chan** Kai-lung	**	Mr. Eric **Li** Ka-cheung, *JP*
*	Mr. Ernest **Lai** Ho-kai	**	Mr. **Ng** Leung-sing, *JP*
*	Mr. Michael **Wong** Yick-kam	**	Dr. Sachio **Semmoto**
*	Mr. Andrew **So** Sing-tak	**	Mr. **Yang** Xiang-dong

* *Non-Executive Director*
** *Independent Non-Executive Director*

In accordance with Bye-law No. 110(A) of the Company's Bye-laws, Messrs. Douglas Li, Ernest Lai Ho-kai, Andrew So Sing-tak and Dr. Sachio Semmoto retire by rotation, and Mr. David Norman Prince retires in accordance with Bye-law No. 101 at the forthcoming annual general meeting. All retiring Directors except Dr. Sachio Semmoto, being eligible, offer themselves for re-election. All remaining Directors shall continue in office.

The term of office of the Non-Executive Directors shall be governed by the provisions of Bye-laws No. 110 and No. 111 of the Company.

The Board has received from each Independent Non-Executive Director a written annual confirmation of their independence and is satisfied with their independence in accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

Directors' service contracts

Under an employment contract between the Company and Mr. Douglas Li dated 31 May 2001, Mr. Douglas Li has been appointed to act as Executive Director and Chief Executive Officer of the Group with effect from 17 July 2001. The contract can now be terminated by the Company by not less than 6 calendar months' notice (or payment in lieu of notice).

Under an employment contract between the Company and Mr. Patrick Chan Kai-lung dated 1 May 2002, Mr. Patrick Chan Kai-lung has been appointed to act as Executive Director of the Group with effect from 15 May 2002. The contract can be terminated by the Company by not less than 6 calendar months' notice (or payment in lieu of notice).

Apart from the above, none of the Directors has a service contract with the Company with a term of more than 3 years and which is not determinable by the Company within one year without payment of compensation, other than statutory compensation.

Directors' emoluments

The emoluments payable to the Directors of the Company are based on terms of the respective service contracts. The director's fee payable is subject to annual assessment, approval and authorisation by shareholders at annual general meetings. Details of the emoluments paid and payable to the Directors of the Company for the financial year ended 30 June 2005 are shown in note 11 to the financial statements.

Directors' interests in contracts of significance

Apart from the connected transactions referred to in this report, no other contracts of significance in relation to the Group's business to which the Company or its subsidiaries was a party and in which a Director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

Biographical details of Directors and senior management

Brief biographical details of the Directors and senior management are set out on pages 31 to 34.

Directors' interests and short positions

At 30 June 2005, the interests of the Directors, chief executive and their respective associates in shares, underlying shares and debentures of the Company and its associated corporations (as defined in the Securities and Futures Ordinance (the "SFO")) as recorded in the register maintained by the Company under section 352 of the SFO were as follows:

Interests in shares and underlying shares of the Company

	Shares				Equity derivatives		
Name of director	**Personal**	**Spouse or child under 18**	**Controlled corporation**	**Others**	**Share options** *(Note)*	**Aggregate interests**	**Percentage of aggregate interests to issued capital**
Raymond Kwok Ping-luen	—	—	—	2,237,767	—	2,237,767	0.38%
Douglas Li	—	—	—	—	3,000,000	3,000,000	0.51%
Patrick Chan Kai-lung	—	—	—	—	1,103,500	1,103,500	0.19%

Note: Information of the share options is listed below:

Name of director	**Date of grant**	**Exercise price** *$*	**Outstanding at 1 July 2004**	**Granted during the year**	**Exercised during the year**	**Cancelled/ Lapsed during the year**	**Outstanding at 30 June 2005**
Douglas Li *(Note 1)*	10 February 2003	9.29	3,000,000	—	—	—	3,000,000
Patrick Chan Kai-lung	10 February 2003	9.20	133,500	—	—	—	133,500
(Notes 2 & 3)	5 February 2004	9.00	970,000	—	—	—	970,000

Notes:

1. The options are exercisable at $9.29 per share during the period from 10 February 2003 to 16 July 2011. The options, in the original number of 5,000,000, can be exercised up to 20% from 10 February 2003, up to 40% from 17 July 2003, up to 60% from 17 July 2004, up to 80% from 17 July 2005 and in whole from 17 July 2006.

2. The options are exercisable at $9.20 per share during the period from 2 May 2003 to 1 May 2012. The options, in the original number of 200,000, can be exercised up to one-third from 2 May 2003, up to two-thirds from 2 May 2004 and in whole from 2 May 2005.

3. The options are exercisable at $9.00 per share during the period from 5 February 2005 to 4 February 2014. The options can be exercised up to one-third from 5 February 2005, up to two-thirds from 5 February 2006 and in whole from 5 February 2007.

(Financial figures are expressed in Hong Kong dollars)

Interests in associated corporations

1. Interests in shares and underlying shares of Sun Hung Kai Properties Limited

	Shares				Equity derivatives		
Name of director	**Personal**	**Spouse or child under 18**	**Controlled corporation**	**Others** *(Note 1)*	**Share options** *(Note 2)*	**Aggregate interests**	**Percentage of aggregate interests to issued capital**
Raymond Kwok Ping-luen	—	—	—	1,079,515,895	75,000	1,079,590,895	44.96%
Michael Wong Yick-kam	70,904	—	—	—	75,000	145,904	0.006%
Ernest Lai Ho-kai	—	—	—	—	36,000	36,000	0.001%
Eric Li Ka-cheung	—	—	18,000	—	—	18,000	0.0007%

Note 1: Of these shares, Messrs. Walter Kwok Ping-sheung, Thomas Kwok Ping-kwong and Raymond Kwok Ping-luen were deemed to be interested in 1,056,338,347 shares, which represented the same interests for the purpose of the SFO.

Note 2: Information of the share options is listed below:

Name of director	**Date of grant**	**Exercise price** $	**Outstanding at 1 July 2004**	**Granted during the year**	**Exercised during the year**	**Cancelled/ Lapsed during the year**	**Outstanding at 30 June 2005**
Raymond Kwok Ping-luen	16 July 2001	70.00	75,000	—	—	—	75,000
Michael Wong Yick-kam	15 February 2000	70.00	150,000	—	—	(150,000)	—
	16 July 2001	70.00	75,000	—	—	—	75,000
Ernest Lai Ho-kai	16 July 2001	70.00	36,000	—	—	—	36,000

All options granted and accepted can be exercised up to one-third during the second year from the date of grant, up to two-thirds during the third year from the date of grant, and in whole or in part during the fourth and fifth years from the date of grant, thereafter, the relevant options will expire.

2. Interests in shares and underlying shares of SUNeVision Holdings Ltd.

Name of director	Shares: Personal	Shares: Spouse or child under 18	Shares: Controlled corporation	Shares: Others (Note 1)	Equity derivatives: Share options (Note 2)	Aggregate interests	Percentage of aggregate interests to issued capital
Raymond Kwok Ping-luen	—	—	—	1,742,500	484,999	2,227,499	0.10%
Michael Wong Yick-kam	100,000	—	—	—	240,000	340,000	0.01%
Andrew So Sing-tak	—	—	—	—	800,000	800,000	0.03%

Note 1: Of these shares, Messrs. Walter Kwok Ping-sheung, Thomas Kwok Ping-kwong and Raymond Kwok Ping-luen were deemed to be interested in 1,070,000 shares, which represented the same interests for the purpose of the SFO.

Note 2: Information of the share options is listed below:

Name of director	Date of grant	Exercise price $	Outstanding at 1 July 2004	Granted during the year	Exercised during the year	Cancelled/ Lapsed during the year	Outstanding at 30 June 2005
Raymond Kwok Ping-luen	28 March 2000	10.38	503,333	—	—	(251,667)	251,666
	7 April 2001	2.34	350,000	—	—	(116,667)	233,333
Michael Wong Yick-kam	28 March 2000	10.38	240,000	—	—	(120,000)	120,000
	7 April 2001	2.34	180,000	—	—	(60,000)	120,000
Andrew So Sing-tak	8 July 2002	1.43	400,000	—	—	—	400,000
	29 November 2003	1.59	400,000	—	—	—	400,000

The above share options are exercisable in accordance with the terms of the relevant share option scheme and conditions of grant.

(Financial figures are expressed in Hong Kong dollars)

3. Interests in shares of other associated corporations

Mr. Raymond Kwok Ping-luen had the following interests in the shares of the following associated corporations:

Name of associated corporation	Beneficial owner	Attributable holding through corporation (Note)	Attributable percentage of shares in issue through corporation	Actual holding through corporation	Actual percentage interests in issued shares
Superindo Company Limited	10	—	—	—	10%
Super Fly Company Limited	10	—	—	—	10%
Splendid Kai Limited	—	2,500	25%	1,500	15%
Hung Carom Company Limited	—	25	25%	15	15%
Tinyau Company Limited	—	1	50%	1	50%
Open Step Limited	—	8	80%	4	40%

Note: Messrs. Walter Kwok Ping-sheung, Thomas Kwok Ping-kwong and Raymond Kwok Ping-luen were deemed to be interested in those shares, which represented the same interests for the purpose of the SFO. Those shares were held by corporations in which they were entitled to control the exercise of one-third or more of the voting rights in the general meetings of those corporations.

The interests of the Directors and chief executive in the share options of the Company and its associated corporations are being regarded for the time being as unlisted physically settled equity derivatives. The details of the share options of the Company are stated under the section headed Share Option Scheme below.

Save as disclosed above, at 30 June 2005, none of the Directors and chief executive (including their spouses and children under 18 years of age) and their respective associates had or deemed to have any interests or short positions in shares, underlying shares or debentures of the Company, its subsidiaries or any of its associated corporations that were required to be entered into the register kept by the Company pursuant to section 352 of the SFO or were required to be notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to Part XV of the SFO or pursuant to the "Model Code for Securities Transactions by Directors of Listed Companies" of the Listing Rules.

Arrangement to purchase shares or debentures

Other than the share options as mentioned above, at no time during the year was the Company or any of its subsidiaries or the Company's holding company or any subsidiaries of the holding company a party to any arrangement to enable the Directors of the Company to acquire benefits by means of the acquisition of shares or debentures of the Company or of any other body corporate.

Directors' interests in competing business

None of the Directors of the Company has interest in any business which may compete with the business of the Group.

Share Option Scheme

Pursuant to the terms of the share option scheme adopted by the Company on 15 November 2002 (the "Share Option Scheme"), the Company may grant options to the participants, including directors and employees of the Group, to subscribe for shares of the Company. A summary of the terms of the Share Option Scheme will be set out below.

Movements of the share options granted to the participants pursuant to the Share Option Scheme during the year ended 30 June 2005 are as follows:

Grantee	Date of grant	Exercise price $	Exercise period	Outstanding at 1 July 2004	Granted during the year	Exercised during the year	Cancelled/ Lapsed during the year	Outstanding at 30 June 2005
Directors								
Douglas Li	10 February 2003	9.29	10 February 2003 to 16 July 2011	3,000,000	—	—	—	3,000,000
Patrick Chan Kai-lung	10 February 2003	9.20	2 May 2003 to 1 May 2012	133,500	—	—	—	133,500
	5 February 2004	9.00	5 February 2005 to 4 February 2014	970,000	—	—	—	970,000
Employees	5 February 2004	9.00	5 February 2005 to 4 February 2014	8,487,000	—	—	(77,000)	8,410,000
	6 December 2004	8.01	6 December 2005 to 5 December 2014	—	193,000	—	—	193,000
	4 January 2005	8.70	4 January 2006 to 3 January 2015	—	193,000	—	—	193,000
	1 March 2005	9.05	1 March 2006 to 28 February 2015	—	193,000	—	—	193,000

The closing prices of the shares of the Company as quoted by the Stock Exchange on 3 December 2004, 3 January 2005 and 28 February 2005, the trading days preceding the dates of grant of the options during the year, were $7.95, $8.75 and $9.05 respectively.

Other than the options stated above, no options had been granted by the Company to the other participants pursuant to the Share Option Scheme.

Save as disclosed above, no other share options were granted, exercised, cancelled or lapsed during the year.

(Financial figures are expressed in Hong Kong dollars)

Valuation of the share options granted during the year

In assessing the value of the share options granted during the year ended 30 June 2005, the Black-Scholes option pricing model adjusted for dividends (the "Black-Scholes Model") was used. The Black-Scholes Model is one of the generally accepted methodologies used to calculate the value of options and is one of the recommended option pricing models set out in Chapter 17 of the Listing Rules. The variables and assumptions adopted in assessing the value of the share options granted during the year under the Black-Scholes Model are as follows:

Grantee	Grant date	Expected life of the options	Risk free rate	Expected volatility	Expected dividend yield
Employees	6 December 2004	5 years	2.73%	22.85%	6.20%
	4 January 2005	5 years	2.66%	22.84%	6.20%
	1 March 2005	5 years	3.37%	20.29%	6.20%

(a) Expected life of the options

The expected life of the options used in the calculation represents the weighted average expected life of the options as measured from the date of grant (the "Measurement Date").

(b) Risk free interest rate

The risk free interest rate used in the calculation represents the weighted average yield of the relevant Hong Kong Exchange Fund Notes corresponding to the expected life of the options as at the Measurement Date.

(c) Expected volatility

The expected volatility used in the calculation represents the annualised volatility of the closing price of the Company for the last 12 months from the Measurement Date.

(d) Expected dividend yield

The expected dividend yield used in the calculation represents the average dividend yield for the two financial years ended 30 June 2003 and 2004.

Using the Black-Scholes Model in assessing the value of the share options granted during the year, the options would have an aggregate value of approximately $483,272 represented as follows:

Number of share options granted during the year	Estimated weighted average value per option *$*	Estimated value of options granted during the year *$*
193,000	0.81	156,137
193,000	0.87	168,682
193,000	0.82	158,453
579,000		483,272

No adjustment has been made for possible future forfeiture of the options. No charge is recognised in the profit and loss account in respect of the value of options granted during the year. The share options granted will be recognised in the balance sheet at the time when the share options are exercised. Share capital will be credited at par for each share issued upon the exercise of share options, with share premium credited at the excess of net proceeds received over total share capital credited.

It should be noted that the value of options calculated using the Black-Scholes Model is based on various assumptions and is only an estimate of the value of share options granted during the year. It is possible that the financial benefit accruing to the grantee of an option will be considerably different from the value determined under the Black-Scholes Model.

A summary of the principal terms of the Share Option Scheme is set out below pursuant to the requirements as contained in Chapter 17 of the Listing Rules:

(a) Purpose

The purpose of the Share Option Scheme is to reward participants who have made a valuable contribution to the growth of the Group and to enable the Group to recruit and/or to retain employees who are regarded as valuable to the Group or are expected to be able to contribute to the business development of the Group.

(b) Participants

Any employee, agent, consultant or representative of the Company or any of the subsidiaries, including any director of the Company or any of the subsidiaries who has made valuable contribution to the growth of the Group based on his work experience, industry knowledge, performance, business connections or other relevant factors, will be eligible to participate in the Scheme at the invitation of the Directors.

(c) Maximum number of shares available for issue

The Company can issue options so that the total number of shares that may be issued upon exercise of all options to be granted under all the share option schemes does not in aggregate exceed 10% of the shares in issue on the date of adoption of the Share Option Scheme. The Company may renew this limit at any time, subject to shareholders' approval and the issue of a circular and in accordance with the Listing Rules provided that the number of shares to be issued upon exercise of all outstanding options granted and yet to be exercised under all the share option schemes does not exceed 30% of the shares in issue from time to time.

At 5 September 2005, the number of shares issuable upon exercise of the options granted pursuant to the Share Option Scheme is 13,092,500 shares which represents approximately 2.25% of the issued ordinary shares of the Company.

(d) Maximum entitlement of each participant

The maximum entitlement for any participant is that the total number of shares issued and to be issued upon exercise of options granted and to be granted in any 12-month period up to the date of the latest grant does not exceed 1% of the relevant class of shares in issue.

(e) Time of exercise of option

No option may be exercised later than 10 years after it has been granted and no option may be granted more than 10 years after the date on which the Scheme is adopted by the Company in general meeting.

(Financial figures are expressed in Hong Kong dollars)

(f) Payment on acceptance of option

Acceptance of offer to grant an option shall be sent in writing together with a remittance in favour of the Company of $1.00 by way of consideration for the grant must be received by the Secretary of the Company within 28 days from the date of the making of such offer.

(g) Basis of determining the exercise price

The option price per share payable upon the exercise of any option will be determined by the Directors upon the grant of such option. It will be at least the higher of (i) the average closing price of a share as stated in the daily quotations sheets issued by the Stock Exchange for the 5 business days immediately preceding the day of offer of such option; (ii) the closing price of a share as stated in the Stock Exchange's daily quotations sheet on the day of offer of such option, which must be a business day; and (iii) the nominal value of a share.

(h) Remaining life of the Scheme

The Share Option Scheme shall be valid and effective for a period of 10 years commencing from the adoption of the Scheme on 15 November 2002.

Disclosable interests and short positions of shareholders under the SFO

At 30 June 2005, the following parties (other than the Directors and chief executive of the Company) had interests of 5% or more in the shares and underlying shares of the Company as recorded in the register required to be kept under section 336 of the SFO or as notified to the Company:

Name of shareholder	*Note*	Number of shares interested	Percentage of shares to issued share capital
Cellular 8 Holdings Limited ("Cellular 8")	1 and 2	289,364,972	49.65%
Sun Hung Kai Properties Limited ("SHKP")	1 and 2	303,532,897	52.08%
HSBC International Trustee Limited ("HSBC")	3	305,372,208	52.40%
Marathon Asset Management Limited		52,720,373	9.05%
Commonwealth Bank of Australia		29,849,000	5.12%

Notes:

1. For the purposes of the SFO, the interest of Cellular 8 in the 289,364,972 shares of the Company noted above against the name of Cellular 8 is also attributed to SHKP on the basis that SHKP controls one-third or more of Cellular 8. The number of shares noted above against the name of SHKP therefore duplicates the interest of Cellular 8.

2. For the purposes of the SFO, the same interest of Cellular 8 is also attributed to those subsidiaries of SHKP through which SHKP holds its interest in Cellular 8. Those subsidiaries are TFS Development Company Limited and Fourseas Investments Limited.

3. For the purposes of the SFO, the interest of SHKP noted above against its name (and the interest of each of its subsidiaries noted above) is also attributed to HSBC by reference to the interests in shares which HSBC holds (or deemed to hold) in SHKP. The number of shares noted above against the name of HSBC therefore duplicates the interest of SHKP.

Save as disclosed above, no other parties had registered as having an interest of 5% or more in the shares or underlying shares of the Company or having short positions as recorded in the register kept under section 336 of the SFO.

Sufficiency of public float

Based on the information that is publicly available to the Company and within the knowledge of its Directors, it is confirmed that there is sufficient public float of the Company's shares in the market at the date of this report.

Purchase, sale or redemption of shares

At no time during the year ended 30 June 2005 was there any purchase, sale or redemption by the Company, or any of its subsidiaries, of the Company's shares.

Pre-emptive rights

There is no provision for pre-emptive rights under either the Company's Bye-laws or the laws in Bermuda.

Management contracts

No contracts concerning the management and administration of the whole or any substantial part of the business of the Company were entered into or existed during the year.

Major customers and suppliers

The percentages of the Group's purchases attributable to major suppliers are as follows:

Percentage of purchases attributable to the Group's largest supplier	24%
Percentage of purchases attributable to the Group's five largest suppliers	48%

None of the Directors and their associates had an interest in the major suppliers noted above.

During the year, the Group sold less than 30% of its total goods and services to its five largest customers.

Connected transactions

1. Certain related party transactions as disclosed in note 30 to the financial statements also constituted connected transactions. The following transactions between certain connected persons (as defined in the Listing Rules) and the Group have been entered into and/or are continuing for which relevant announcements, if necessary, had been made by the Company in accordance with the requirements of the Listing Rules.

   (a) Certain subsidiaries and associates of Sun Hung Kai Properties Limited ("SHKP"), the controlling shareholder of the Company, have leased premises to the Group for use as offices, retail shops and warehouses and have granted licences to the Group for the installation of base stations, antenna and telephone cables on certain premises owned by them. For the year ended 30 June 2005, rental, licence fees and management fees paid and payable totalled $49,430,000.

   (b) Certain wholly-owned subsidiaries of SHKP provided general insurance services to the Group. For the year ended 30 June 2005, insurance premiums paid and payable were $8,096,000.

   (c) New-Alliance Asset Management (Asia) Limited, an associate of SHKP, has been appointed as the investment manager of the Group's Occupational Retirement Scheme since October 1999. For the year ended 30 June 2005, no fee was paid by the Group as New-Alliance Management (Asia) Limited was remunerated by way of fee levied on mutual funds to which the Group's Occupational Retirement Scheme subscribes.

The above transactions have been reviewed by the Company's Independent Non-Executive Directors. The Independent Non-Executive Directors confirmed that these continuing connected transactions were entered into by the Group in the ordinary and usual course of business and on normal commercial terms or on terms no less favourable than terms available from independent third parties.

The Independent Non-Executive Directors also confirmed that the transactions were entered into in accordance with the agreements governing such transactions on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

The auditors of the Company further confirmed that the continuing connected transactions (i) have received the approval of the Company's Board of Directors; (ii) have been entered into in accordance with the relevant agreements governing the transactions; and (iii) have not exceeded the cap for each category disclosed in previous announcement.

2. At 30 June 2005, the Group had an interest in an associate, the major shareholder of which is a subsidiary of SHKP. The principal activity of the associate is to invest in an equity fund which primarily invests in technology related companies in the People's Republic of China.

The above disclosure of the continuing connected transactions of the Group has complied with the disclosure requirements in accordance with the Listing Rules.

Audit Committee

The written terms of reference which describe the authority and duties of the Audit Committee of the Company were prepared and adopted with reference to the Listing Rules and "A Guide for the Formation of an Audit Committee" published by Hong Kong Institute of Certified Public Accountants (formerly Hong Kong Society of Accountants).

The Audit Committee of the Company has been established since 1999 to provide advice and recommendations to the Board. The majority of the Committee members are Independent Non-Executive Directors and since March 2004, the chairman of the Committee is also an Independent Non-Executive Director. The Committee members possess appropriate business or financial expertise and experience to provide relevant advice and recommendations to the Company.

The Audit Committee held a meeting on 24 August 2005 and reviewed the full year financial statements as well as the internal audit reports of the Group for the year ended 30 June 2005. The Committee was content that the accounting policies and methods of computation adopted by the Group are in accordance with the current best practice in Hong Kong. The Committee found no unusual items that were omitted from the financial statements and was satisfied with the disclosures of data and explanations shown in the financial statements. The Committee was also satisfied with the internal control measures adopted by the Group.

Auditors

The financial statements have been audited by PricewaterhouseCoopers who retire and, being eligible, offer themselves for re-appointment. A resolution for their re-appointment as auditors of the Company will be proposed at the forthcoming Annual General Meeting.

Code of Best Practice

In the opinion of the Directors, during the accounting period covered by this annual report, the Group has complied with the "Code of Best Practice" as set out in Appendix 14 (in effect prior to 1 January 2005) of the Listing Rules except that non-executive directors were not appointed for specific terms. However, non-executive directors are subject to retirement by rotation and re-election at annual general meetings in accordance with the Company's Bye-laws.

The Directors adopted the "Model Code for Securities Transactions by Directors of Listed Issuers" set out in Appendix 10 of the Listing Rules as the Model Code of the Company regarding securities transactions by directors with effect from 31 March 2004. Having made specific enquiry of all Directors, the Directors confirmed that they have complied with the required standard set out in the Model Code regarding directors' securities transactions.

The financial information disclosed in this report complies with the disclosure requirements of Appendix 16 of the Listing Rules.

On behalf of the Board
Raymond Kwok Ping-luen
Chairman

Hong Kong, 5 September 2005


Never say goodbye,
just see you later.

DIRECTORS AND MANAGEMENT EXECUTIVES PROFILE

Directors

Raymond KWOK Ping-luen, *Chairman & Non-Executive Director*



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Mr. Raymond Kwok (aged 52), was appointed as Director of the Group in April 1992. He holds a Master of Arts degree in Law from Cambridge University, a Master degree in Business Administration from Harvard University, an Honorary Doctorate degree in Business Administration from The Open University of Hong Kong and an Honorary Doctorate degree in Laws from The Chinese University of Hong Kong. He is Vice Chairman and Managing Director of Sun Hung Kai Properties Limited, the controlling shareholder of the Company, Chairman of SUNeVision Holdings Ltd., a director of The Kowloon Motor Bus Holdings Limited and an independent non-executive director of Standard Chartered Bank (Hong Kong) Limited.

In civic activities, Mr. Kwok is a non-executive director of the Securities and Futures Commission, a director of The Real Estate Developers Association of Hong Kong, a member of the General Committee of The Hong Kong General Chamber of Commerce, a member of the Hong Kong Port Development Council, Vice Chairman of the Council of The Chinese University of Hong Kong. He is also Chairman of the Management Committees of the Police Children's Education Trust and the Police Education and Welfare Trust.

Douglas LI, *Executive Director & Chief Executive Officer*

Mr. Douglas Li (aged 51), was appointed Director and Chief Executive Officer of the Group in July 2001. Mr. Li had served as the Group's founding CEO from its inception in 1992 until 1996. During that time with the Group, Mr. Li oversaw the rapid expansion and service innovations that laid the foundation for what the Company is today. In addition to his experience in mobile communications, Mr. Li has considerable experience in corporate finance and direct investment. Mr. Li graduated in Pharmacology from the University of London and is a Chartered Accountant. He worked for KPMG Peat Marwick in both London and Hong Kong, and joined Morgan Grenfell in Hong Kong in 1986. In 1989 Mr. Li joined Sun Hung Kai Properties Limited and was responsible for corporate finance, direct investment and new business development. Mr. Li was Managing Director of Suez Asia Holdings in Hong Kong until he re-joined the Company in July 2001.

Patrick CHAN Kai-lung, *Executive Director*

Mr. Patrick Chan (aged 45), was appointed Director of the Group in October 1996. Mr. Chan was the manager of the Strategic Development Department of Sun Hung Kai Properties Limited ("SHKP") before his appointment as Executive Director of the Company in March 2002. Prior to joining SHKP in 1990, he held various positions in the areas of research and investment at leading international banking groups. From December 1994 to May 1996, he was seconded as a full-time member to the Central Policy Unit of the Hong Kong Government. Mr. Chan has over 20 years' experience in finance, investment, planning and investor relations. Mr. Chan holds a Bachelor of Economics (Hon.) degree from the University of Sydney, Australia and a Master of Economics degree from the Australian National University.



Ernest LAI Ho-kai, *Non-Executive Director*

Mr. Ernest Lai (aged 52), was appointed Director of the Company in November 1998. Mr. Lai is the Company Secretary of Sun Hung Kai Properties Limited.

Michael WONG Yick-kam, *Non-Executive Director*

Mr. Michael Wong (aged 53), was appointed Director of the Company in October 2001. He obtained his Bachelor's and Master's degrees in Business Administration from The Chinese University of Hong Kong.

Mr. Wong is an executive director of Sun Hung Kai Properties Limited ("SHKP") and is currently responsible for SHKP's strategic planning, corporate development, infrastructure projects, financial investments and relations with the investment community. Mr. Wong is Deputy Chairman of RoadShow Holdings Limited, an executive director of SUNeVision Holdings Ltd. and a non-executive director of USI Holdings Limited.

In community service, Mr. Wong is Chairman of the Hong Kong Hostels Association.

Andrew SO Sing-tak, *Non-Executive Director*

Mr. Andrew So (aged 40), was appointed Director of the Company in April 2002. Mr. So is the Chief Executive Officer of SUNeVision Holdings Ltd. and also the Special Assistant to Mr. Raymond Kwok, Vice Chairman and Managing Director of Sun Hung Kai Properties Limited ("SHKP").

Mr. So holds both a BA from Harvard University and a MBA from Harvard Business School and he has over 14 years' experience in management and technology consulting, having worked extensively in the USA, UK, Hong Kong and elsewhere in Asia, formulating and executing strategies for companies in diverse industries.

Prior to joining SHKP Group, Mr. So was Senior Vice President and Managing Director - Greater China, with Digitas Asia Limited, subsidiary of a Nasdaq-listed systems integrator and web solutions provider headquartered in Boston, Massachusetts. He set up Digitas' first office in Asia to serve global and local clients. Before that, Mr. So held the position of Managing Director - Telecommunications, with Scient, a technology solutions provider based in San Francisco, where he led business development and solution delivery for Asian Telecom and Internet clients. He has also worked for the international consulting and systems integration firms Accenture and Cap Gemini, in the USA and Europe.

CHEUNG Wing-yui, *Non-Executive Director*

Mr. Cheung Wing-yui (aged 55), was appointed Director of the Company in March 2003. Mr. Cheung is a director of a number of other publicly listed companies. He is also a non-executive director of SUNeVision Holdings Ltd.

Mr. Cheung is the Vice-Chairman of the Mainland Legal Affairs Committee of the Law Society of Hong Kong and is a Council Member of The Open University of Hong Kong. Mr. Cheung received a Bachelor of Commerce degree in accountancy from the University of New South Wales, Australia. He is a certified practising accountant of the Australian Society of CPAs. Mr. Cheung has been a practising solicitor in Hong Kong since 1979 and is a partner of the law firm Woo, Kwan, Lee & Lo. He was admitted as a solicitor in the United Kingdom and as an advocate and solicitor in Singapore.

David Norman PRINCE, *Non-Executive Director*

Mr. David Prince (aged 54), was appointed Director of the Company in July 2005. Mr. Prince has over 10 years' experience of operating at board level in an international environment, was until recently Group Finance Director of Cable and Wireless plc.

Prior to his appointment as Group Finance Director of Cable and Wireless plc in July 2002, Mr. Prince spent some 12 years working in the Hong Kong telecommunications market. From 1994 to 2000 he was Finance Director and latterly Deputy Chief Executive Officer of Hong Kong Telecommunications Limited and played a key role in developing this business leading to the sale of the company to PCCW Limited in 2000. He went on to join PCCW Limited as Group Chief Financial Officer primarily focused on the integration of the companies following the acquisition, and arranging for refinancing of the group.

Mr. Prince is currently a non-executive director and chairman of the audit committee for Ark Therapeutics plc – a UK based specialist healthcare group and a non-executive director and member of the audit committee of Adecco SA which is the global leader in human resources services. He is also a visiting research fellow with the University of Bath's School of Management in the UK and a consultant to Sun Hung Kai Properties Limited.



Eric LI Ka-cheung, *JP, Independent Non-Executive Director*

Mr. Eric Li (aged 52), GBS, OBE, J.P., LLD, DSocSc., B.A., FCPA (Practising), FCA, FCPA (Aust.), FCIS, was appointed Director of the Company in October 1996. Mr. Li is the senior partner of Li, Tang, Chen & Co., Certified Public Accountants, an independent non-executive director of The Kowloon Motor Bus Holdings Limited, Wong's International (Holdings) Limited, CATIC International Holdings Limited, Hang Seng Bank Limited, China Resources Enterprise Limited, Roadshow Holdings Limited, Sinochem Hong Kong Holdings Limited and Strategic Global Investments plc, and a non-executive director of Sun Hung Kai Properties Limited. Mr. Li is a member of The 10th National Committee of Chinese People's Political Consultative Conference, a former member of the Legislative Council of Hong Kong and Chairman of its Public Accounts Committee. He was also a past president of the Hong Kong Institute of Certified Public Accountants (formerly Hong Kong Society of Accountants).

NG Leung-sing, *JP, Independent Non-Executive Director*

Mr. Ng Leung-sing (aged 56), was appointed Director of the Company in June 1997. Mr. Ng is a member of the managing board of The Kowloon-Canton Railway Corporation, Hong Kong and the Vice Chairman of The Chiyu Banking Corporation Limited.

Mr. Ng had been appointed as the Chinese Representative of the Sino-British Land Commission and the trustee of Hong Kong Government Land Fund from 1988 to 1997. He was the executive director and general manager of The China and South Sea Bank Limited, Hong Kong from 1990 to 1998. Mr. Ng is a member of the Corporate Contribution Programme Organisation Committee of the Hongkong Community Chest since 1992. Moreover, Mr. Ng has been appointed as a member of the Hong Kong Housing Authority since 1996 and was a member of the Legislative Council of Hong Kong from 1996 to 2004.

Mr. Ng has been a director of Bank of China Group Charitable Foundation Limited since 1996, a member of Mandatory Provident Fund Schemes Advisory Committee since 1998, and a member of Admission of Talents Scheme Selection Committee since 1999. In the same year, Mr. Ng was a committee member of Hong Kong Council of Social Services, and a member of The Council & The Court of The Lingnan University. Mr. Ng is also a member of Fisheries Development Loan Fund Advisory Committee since 2001. He was also appointed as the Justice of the Peace in 2001. In 2004, Mr. Ng was awarded the Silver Bauhinia Star by the HKSAR government.

Sachio SEMMOTO, *Independent Non-Executive Director*

Dr. Sachio Semmoto (aged 62), was appointed Director of the Company in September 2002. He is a graduate of Kyoto University, Japan and received his MS and Ph.D. (Electrical Engineering) from University of Florida, US in 1968 and 1971, respectively.

Dr. Semmoto is Founder and CEO of eAccess, Ltd., IP/telecom start-up providing high-speed broadband telecommunication services using xDSL technology. Prior to that, he spent 30 years in senior management positions, including Nippon Telephone & Telegraph (NTT), Kyocera and DDI Corp. (KDDI) which he co-founded as Executive Vice President in 1984. From 1996 to 2000, he was a Professor at the Graduate School of Business Administration, Keio University in Tokyo and a Visiting Professor at Haas School of Business, University of California, Berkeley in 2000. He is a frequent lecturer at Harvard, Stanford and University of Tokyo.

Dr. Semmoto is also a Fellow of the Institute of Electrical and Electronics Engineers. He co-founded the Japan Academic Society of Ventures and Entrepreneurs as Vice President and has been supporting high tech start-ups in Japan, Hong Kong and the US from high-level managing positions.


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YANG Xiang-dong, *Independent Non-Executive Director*

Mr. Yang Xiang-dong (aged 40), was appointed Director of the Company in December 2003. He is the Managing Director and Co-head of Asia of The Carlyle Group, focusing on Asian buyout opportunities.

Prior to joining The Carlyle Group, Mr. Yang spent nearly 10 years at Goldman Sachs, and was Managing Director, co-head of private equity investments for Asia ex-Japan and a member of Goldman's Asia Operating Committee. Mr. Yang has led a number of prominent private equity deals in Asia including Goldman's investments in Kookmin Bank of Korea and China Netcom Corporation.

Mr. Yang received his M.B.A. from Harvard Business School and his B.A. degree in Economics from Harvard College.

Mr. Yang is also on the boards of Boto International Holdings Limited, Pacific China Holdings Limited and Taiwan Broadband Communications Company Limited.

Members of Operations Committee

Stephen Chau, *Chief Technology Officer*

Mr. Stephen Chau is a technology veteran in telecommunications with over 19 years' experience. Prior to joining the Group, he was with HK Telecom CSL for more than 6 years, responsible for radio network planning and development. From 1995 to 1996, Mr. Chau was a member of the Radio Spectrum Advisory Committee under the Office of the Telecommunications Authority. He was also a member of the Advisory Committee of the Information Engineering Department of The Chinese University of Hong Kong. He is a member of the Institute of Electrical Engineers, UK and the Institute of Engineers, Australia, as well as a Chartered Engineer of Institute of Electrical Engineers, UK. Mr. Chau holds a Bachelor degree in Electronic Engineering from The Chinese University of Hong Kong.

Rita Hui, *General Manager, Human Resources*

Ms. Rita Hui has more than 23 years' experience in human resources, administration and sales operations, as well as logistics gained from local and multi-national corporations. Before joining the Group in 1995, Ms. Hui was the Regional Personnel Manager for the Asia Pacific zone of an international manufacturing company where she had served for more than 10 years. She is a member of Education Working Party of the Hong Kong Retail Management Association. Ms. Hui has been supporting the Hong Kong Baptist University for their Human Resources Management Mentoring Programme and she is also a member of the Electronics and Telecommunications Training Board of Vacational Training Council. She received her Joint Diploma in Personnel Management from the Hong Kong Polytechnic and the Hong Kong Management Association.

Alex Ip, *Chief Executive Officer of SmarTone (Macau)*

Dr. Alex Ip has over 17 years' experience in international telecommunications. Prior to joining the Group, Dr. Ip was in charge of the Internet and multimedia strategic relations in Asia Pacific for British Telecom ("BT"), with responsibility for developing BT's investment strategy and business in the region. Dr. Ip holds a Ph.D. in Data Communications from Loughborough University in the UK and is a Chartered Engineer. He is also a member of the Institution of Electrical Engineers and the Institute of Electrical and Electronic Engineers.

Chris Lau, *Director of Future Services*

Mr. Chris Lau has over 20 years' experience in telecommunications products and services development. Before joining the Group in 1992, he had held various product development positions in both mobile and fixed network operators in North America and Hong Kong. Mr. Lau is a Chartered Engineer and member of the Institute of Electrical Engineers, UK and Association of Professional Engineers of Ontario, Canada. Mr. Lau holds a Bachelor degree in Electrical and Electronics Engineering from the Institute of Science & Technology, University of Manchester, UK and High Diploma of Management Studies from City Polytechnic of Hong Kong.

Francis Tsui, *Head of Business Markets, Business Markets*

Mr. Francis Tsui has extensive experience in sales and marketing in North America, Hong Kong and China. Prior to joining the company, Mr. Tsui was the Vice President of Business Operations in Fuji Xerox China Limited where he worked for 20 years. Mr. Tsui holds a Bachelor of Economics (Hon.) degree from McMaster University, Canada and a Master of Business Administration degree from York University, Canada.

Christine Wai, *General Manager, Consumer Market, Marketing Division*

Ms. Christine Wai has 15 years' experience in sales and marketing. Prior to joining the Group, Ms. Wai was in charge of interactive development and marketing for American Express International Asia Pacific Australia region where she was responsible for developing the interactive strategy and business for 10 countries in the region. She also managed the credit card portfolio for the Hong Kong market. Ms. Wai holds a Bachelor of Arts degree in Chemistry and Economics from the University of California Berkeley, California, USA and Master of Business Administration degree from Columbia University Graduate School of Business, New York, USA.

(Expressed in Hong Kong dollars in millions except per share amounts)

	Year ended or as at 30 June				
	2005	2004	2003 (restated)	2002 (restated)	2001 (restated)
Profit and loss account					
Turnover	**3,619**	3,367	2,832	2,401	2,485
Profit/(loss) attributable to shareholders	**339**	466	378	57	(252)
Earnings/(loss) per share ($)	**0.58**	0.80	0.65	0.10	(0.42)
Dividends					
Total dividend	**227**	309	2,315	41	Nil
Total per share for the year ($)	**0.39**	0.53	0.47	0.07	Nil
Special cash dividend per share ($)	**Nil**	Nil	3.50	Nil	Nil
Balance sheet					
Non-current assets	**3,017**	3,119	2,423	2,458	2,137
Net current assets	**681**	499	2,977	2,691	2,993
Total assets less current liabilities	**3,698**	3,618	5,400	5,149	5,130
Non-current liabilities	**(173)**	(131)	(58)	(21)	—
Minority interests	**(23)**	(21)	(20)	(17)	(6)
Net assets	**3,502**	3,466	5,322	5,111	5,124
Share capital	**58**	58	58	58	59
Reserves	**3,444**	3,408	5,264	5,053	5,065
Shareholders' funds	**3,502**	3,466	5,322	5,111	5,124

* The results for each of the three years ended 30 June 2001, 2002 and 2003 and the assets and liabilities as at 30 June 2001, 2002 and 2003 have been restated to reflect the effect of the adoption of SSAP 12 (revised) "Income taxes" issued by the Hong Kong Institute of Certified Public Accountants.

Real-time Business, Anywhere.



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To the shareholders of
SmarTone Telecommunications Holdings Limited
(Incorporated in Bermuda with limited liability)

We have audited the accounts on pages 38 to 72 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The Company's directors are responsible for the preparation of accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion solely to you, as a body, in accordance with Section 90 of the Companies Act 1981 of Bermuda, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion the accounts give a true and fair view of the state of affairs of the Company and of the Group as at 30 June 2005 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 5 September 2005

For the year ended 30 June 2005
(Expressed in Hong Kong dollars)

	Note	**2005** **$000**	2004 $000
Turnover	2	**3,619,492**	3,367,036
Cost of goods sold and services provided	4	**(1,456,340)**	(1,234,841)
Gross profit		**2,163,152**	2,132,195
Other income	5	**26,419**	—
Other operating expenses	6	**(1,845,543)**	(1,640,590)
Operating profit	7	**344,028**	491,605
Finance income	8	**48,722**	60,468
Finance costs	9	**(492)**	(1,164)
Profit before taxation		**392,258**	550,909
Taxation	10 (a)	**(43,178)**	(78,625)
Profit after taxation		**349,080**	472,284
Minority interests		**(10,271)**	(5,830)
Profit attributable to shareholders	14	**338,809**	466,454
Dividends	15		
Attributable to the year		**227,288**	309,274
Earnings per share	16		
Basic		**$0.58**	$0.80
Diluted		**$0.58**	$0.80
EBITDA	17	**831,806**	943,704

At 30 June 2005
(Expressed in Hong Kong dollars)

	Note	**2005** **$000**	2004 $000
Non-current assets			
Fixed assets	18	**2,183,678**	1,953,794
Interest in an associate	20	**29,469**	3,050
Investments	21	**744,898**	1,146,297
Deferred expenditure	22	**51,073**	12,991
Deferred tax assets	27	**8,311**	2,857
		3,017,429	3,118,989
Current assets			
Inventories	23	**189,100**	124,230
Investments	21	**390,895**	471,081
Trade receivables	24	**168,116**	167,279
Deposits and prepayments		**117,158**	125,370
Other receivables		**33,528**	41,490
Cash and bank balances	25	**765,212**	653,808
		1,664,009	1,583,258
Current liabilities			
Trade payables	26	**137,317**	154,853
Other payables and accruals		**743,220**	681,817
Taxation payables	10 (c)	**6,956**	—
Customers' deposits		**23,085**	24,744
Deferred income		**72,915**	72,408
Unsecured bank loans		**—**	150,000
		983,493	1,083,822
Net current assets		**680,516**	499,436
Total assets less current liabilities		**3,697,945**	3,618,425
Non-current liabilities			
Deferred tax liabilities	27	**172,744**	131,068
Minority interests		**23,522**	21,407
NET ASSETS		**3,501,679**	3,465,950
CAPITAL AND RESERVES			
Share capital	28	**58,279**	58,331
Reserves		**3,443,400**	3,407,619
		3,501,679	3,465,950

Raymond Kwok Ping-luen
Director
5 September 2005

Douglas Li
Director
5 September 2005

At 30 June 2005
(Expressed in Hong Kong dollars)

	Note	**2005** **$000**	2004 $000
Non-current assets			
Investments in subsidiaries	19	**3,545,692**	3,845,897
Current assets			
Prepayments		**87**	162
Other receivables		**3,493**	120
Cash and bank balances	25	**325,333**	324,054
		328,913	324,336
Current liabilities			
Other payables and accruals		**1,616**	1,586
Net current assets		**327,297**	322,750
NET ASSETS		**3,872,989**	4,168,647
CAPITAL AND RESERVES			
Share capital	28	**58,279**	58,331
Reserves		**3,814,710**	4,110,316
		3,872,989	4,168,647

Raymond Kwok Ping-luen
Director
5 September 2005

Douglas Li
Director
5 September 2005

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 30 June 2005
(Expressed in Hong Kong dollars)

	Note	2005 $000	2004 $000
Operating activities			
Profit before taxation		**392,258**	550,909
Adjustments for:			
Depreciation		**456,385**	412,193
Amortisation of deferred expenditure		**30,942**	24,637
Loss on disposal of fixed assets		**451**	15,269
Finance income		**(48,722)**	(60,468)
Write back of provision for amount due from an associate		**(26,419)**	—
Finance costs		**492**	1,164
Exchange loss		**5**	19
Operating profit before changes in working capital		**805,392**	943,723
Increase in inventories		**(64,870)**	(94,625)
Decrease/(increase) in trade receivables, deposits, prepayments and other receivables		**12,357**	(100,425)
Increase in payables, accruals, customers' deposits and deferred income		**93,367**	52,317
Cash generated from operations		**846,246**	800,990
Investing activities			
Payment for purchase of fixed assets		**(745,575)**	(343,382)
Proceeds from disposal of fixed assets		**8,199**	2,357
Payment for purchase of investment securities		**(1,269)**	(7,511)
Payment for purchase of held-to-maturity debt securities		**—**	(945,841)
Proceeds from disposal of held-to-maturity debt securities	21	**467,800**	68,259
Additions to deferred expenditure		**(69,024)**	(30,074)
Interest received		**66,756**	74,260
Net cash used in investing activities		**(273,113)**	(1,181,932)

For the year ended 30 June 2005
(Expressed in Hong Kong dollars)

	Note	2005 $000	2004 $000
Financing activities			
Proceeds from shares issued under share option scheme		**–**	19,192
Payment for repurchase of shares		**–**	(18,634)
Repayment of shareholder's loan from a minority shareholder		**(8,156)**	(4,894)
(Increase)/decrease in pledged bank deposits		**(1,919)**	66,519
Proceeds from new bank loans		**170,000**	600,000
Repayment of bank loans		**(320,000)**	(450,000)
Dividends paid		**(303,051)**	(2,322,710)
Finance costs paid		**(522)**	(1,134)
Net cash used in financing activities		**(463,648)**	(2,111,661)
Net increase/(decrease) in cash and cash equivalents		**109,485**	(2,492,603)
Cash and cash equivalents at 1 July		**328,188**	2,820,725
Effect of foreign exchange rates changes		**–**	66
Cash and cash equivalents at 30 June	25	**437,673**	328,188

For the year ended 30 June 2005
(Expressed in Hong Kong dollars)

	Share capital $000	Share premium $000	Capital redemption reserve $000	Contributed surplus $000	Exchange reserve $000	Retained profits $000	Total $000
Group							
At 1 July 2003	58,301	4,218,517	2,461	199,800	—	842,543	5,321,622
Issue of new shares upon exercise of share options	207	18,985	—	—	—	—	19,192
Repurchases of shares	(177)	—	177	(18,405)	—	(229)	(18,634)
Cancellation of share premium	—	(4,237,502)	—	4,237,502	—	—	—
Payment of 2003 final dividend	—	—	—	—	—	(157,972)	(157,972)
Payment of special cash dividend	—	—	—	(2,047,785)	—	—	(2,047,785)
Payment of 2004 interim dividend	—	—	—	—	—	(116,953)	(116,953)
Exchange translation differences and net gain not recognised in the profit and loss account	—	—	—	—	26	—	26
Profit for the year	—	—	—	—	—	466,454	466,454
At 30 June 2004	58,331	—	2,638	2,371,112	26	1,033,843	3,465,950
At 1 July 2004	58,331	—	2,638	2,371,112	26	1,033,843	3,465,950
Cancellation of shares repurchased	(52)	—	52	—	—	—	—
Payment of 2004 final dividend	—	—	—	—	—	(192,321)	(192,321)
Payment of 2005 interim dividend	—	—	—	—	—	(110,730)	(110,730)
Exchange translation differences and net loss not recognised in the profit and loss account	—	—	—	—	(29)	—	(29)
Profit for the year	—	—	—	—	—	338,809	338,809
At 30 June 2005	**58,279**	**–**	**2,690**	**2,371,112**	**(3)**	**1,069,601**	**3,501,679**

For the year ended 30 June 2005
(Expressed in Hong Kong dollars)

	Share capital $000	Share premium $000	Capital redemption reserve $000	Contributed surplus $000	Retained profits $000	Total $000
Company						
At 1 July 2003	58,301	4,218,517	2,461	938,989	1,268,946	6,487,214
Issue of new shares upon exercise of share options	207	18,985	—	—	—	19,192
Repurchases of shares	(177)	—	177	(18,405)	(229)	(18,634)
Cancellation of share premium	—	(4,237,502)	—	4,237,502	—	—
Payment of 2003 final dividend	—	—	—	—	(157,972)	(157,972)
Payment of special cash dividend	—	—	—	(2,047,785)	—	(2,047,785)
Payment of 2004 interim dividend	—	—	—	—	(116,953)	(116,953)
Profit for the year	—	—	—	—	3,585	3,585
At 30 June 2004	58,331	—	2,638	3,110,301	997,377	4,168,647
At 1 July 2004	58,331	—	2,638	3,110,301	997,377	4,168,647
Cancellation of shares repurchased	(52)	—	52	—	—	—
Payment of 2004 final dividend	—	—	—	—	(192,321)	(192,321)
Payment of 2005 interim dividend	—	—	—	—	(110,730)	(110,730)
Profit for the year	—	—	—	—	7,393	7,393
At 30 June 2005	**58,279**	**—**	**2,690**	**3,110,301**	**701,719**	**3,872,989**

The contributed surplus account of the Group at 1 July 2003 represented the difference between the nominal value of the share capital and share premium of a subsidiary acquired pursuant to a group reorganisation in October 1996, and the nominal value of the Company's shares issued in exchange.

The contributed surplus account of the Company at 1 July 2003 represented the difference between the nominal value of the Company's shares issued in exchange for the issued share capital of the subsidiaries acquired and the net asset value of the subsidiaries acquired.

Following the passing of a special resolution at the Annual General Meeting of the Company held on 7 November 2003, the share premium account was cancelled and the entire balance of the account amounting to $4,237,502,000 was transferred to the contributed surplus account.

Under the Companies Act 1981 of Bermuda (as amended), the contributed surplus account is distributable to shareholders.

For the year ended 30 June 2005
(Expressed in Hong Kong dollars)

1 Principal accounting policies

a Statement of compliance

These financial statements have been prepared in accordance with all applicable Hong Kong Financial Reporting Standards (which includes all applicable Statements of Standards Accounting Practice and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. These financial statements also comply with the applicable disclosure provisions of the Main Board Listing Rules. A summary of the significant accounting policies adopted by the Group is set out below.

b Recently issued accounting standards

The HKICPA has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards ("new HKFRSs") which are effective for accounting periods beginning on or after 1 January 2005.

The Group has not early adopted these new HKFRSs in the financial statements for the year ended 30 June 2005. The Group is in the process of making an assessment of the impact of these new HKFRSs and has so far concluded that the more significant differences between new HKFRSs and current accounting policies that are expected to affect the Group are as follows:

Share-based payment

Under HKFRS 2 "Share-based payment", the Group will be required to determine the fair value of all share-based payments to employees as remuneration and recognise an expense in the profit and loss account. This treatment will result in a reduction in profit as such items have not been recognised as expenses under the current accounting policy. Under the specific transitional provisions of HKFRS 2, this treatment will apply to equity-settled share-based payment transactions where shares, share options or other equity instruments were granted after 7 November 2002 and had not yet vested on 1 July 2005 and to liabilities arising from share-based payment transactions existing on 1 July 2005.

Financial instruments

Under HKAS 39 "Financial Instruments: Recognition and Measurement", financial instruments will be carried at either amortised cost or fair value, depending on their classification. Depending on the classification of the financial instruments, movements in fair value will be either charged to net profit or loss or taken to equity in accordance with the standard. In addition, all derivatives, including those embedded in non-derivatives host contracts will be recognised in the balance sheet at fair value.

This will result in a change to the Group's current accounting policies in respect of classification, measurement and recognition of derivative financial instruments. This new accounting policy will be applied prospectively from 1 July 2005. The future financial effect of this change in accounting policy is not yet known as the classification and measurement process has not been completed. However, the requirements to recognise derivatives and certain other financial instruments with changes in fair value being reflected in the profit and loss account may result in increased volatility in the Group's profit and net assets.

The Group will be continuing with the assessment of the impact of the other new HKFRSs and other significant changes may be identified as a result.

For the year ended 30 June 2005
(Expressed in Hong Kong dollars)

1 Principal accounting policies *(continued)*

c Basis of preparation of the financial statements

The measurement basis used in the preparation of the financial statements is historical cost.

d Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries made up to 30 June.

Subsidiaries are those entities in which the Group, directly or indirectly, controls the composition of the board of directors, controls more than half the voting power or holds more than half of the issued share capital.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated profit and loss account from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant intercompany transactions and balances within the Group are eliminated on consolidation.

The gain or loss on the disposal of a subsidiary represents the difference between the proceeds of the sale and the Group's share of its net assets together with any unamortised goodwill or goodwill taken to reserves and which was not previously charged or recognised in the consolidated profit and loss account and any related accumulated foreign currency translation reserve.

Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

In the Company's balance sheet the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

e Associated company

An associated company is a company, not being a subsidiary, in which an equity interest is held for the long-term and significant influence is exercised in its management.

The consolidated profit and loss account includes the Group's share of the results of associated companies for the year, and the consolidated balance sheet includes the Group's share of the net assets of the associated companies.

In the Company's balance sheet the investments in the associated companies are stated at cost less provision for impairment losses. The results of associated companies are accounted for by the Company on the basis of dividends received and receivable.

Equity accounting is discontinued when the carrying amount of the investment in an associated company reaches zero, unless the Group has incurred obligations or guaranteed obligations in respect of the associated company.

1 Principal accounting policies *(continued)*

f Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net assets of the acquired subsidiary or associated company at the date of acquisition.

Goodwill on acquisitions that occurred prior to 1 July 2001 was eliminated against reserves.

Where an indication of impairment exists, the carrying amount of any goodwill, including goodwill previously written off against reserves, is assessed and written down immediately to its recoverable amount. Such impairment losses are recognised in the profit and loss account.

g Fixed assets

Fixed assets are stated at cost less accumulated depreciation and accumulated impairment losses. Fixed assets are depreciated at rates sufficient to write off their costs less accumulated impairment losses over their estimated useful lives on a straight-line basis. The principal annual rates are as follows:

Leasehold land and buildings	Over the lease term
Leasehold improvements	Over the lease term
Network and testing equipment	10% - 50%
Computer, billing and office telephone equipment	20% - 33 $^1/_3$%
Other fixed assets	20% - 33 $^1/_3$%

The cost of the network comprises assets and equipment of the digital mobile radio telephone network purchased at cost. Depreciation of each part of the network commences from the date of launch of the relevant services.

No depreciation is provided for any part of the network under construction, including the equipment therein.

Other fixed assets comprise motor vehicles, equipment, furniture and fixtures.

The gain or loss arising from the disposal or retirement of a fixed asset is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in the profit and loss account.

Major costs incurred in restoring fixed assets to their normal working condition are charged to the profit and loss account. Improvements are capitalised and depreciated over their expected useful lives to the Group.

At each balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that any fixed assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated and where relevant, an impairment loss is recognised to reduce the asset to its recoverable amount. Such impairment losses are recognised in the profit and loss account.

For the year ended 30 June 2005
(Expressed in Hong Kong dollars)

1 Principal accounting policies *(continued)*

h Telecommunications licence for third generation ("3G") services

Expenditure on acquiring the Group's 3G licence telecommunications spectrum in Hong Kong includes spectrum utilisation fees payable for the allocation of specific spectrum and the annual royalties payable in accordance with the Group's 3G licence. Such fees and royalties payable prior to the launch of commercial services are integral to the development and construction of the related network and are deferred and included within fixed assets. Depreciation are provided from the commencement of services over the shorter of the remaining life of the licence or the estimated useful life of the fixed assets. The fees and royalties payable subsequent to the launch of commercial services are charged to the profit and loss account as incurred.

i Leased assets

Leases of assets under which the lessee assumes substantially all the risks and benefits of ownership are classified as finance leases. Leases of assets under which the lessor has not transferred all the risks and benefits of ownership are classified as operating leases.

(i) Assets acquired under finance leases

Where the Group acquires the use of assets under finance leases, the amounts representing the fair value of the leased asset, or if lower, the present value of the minimum lease payments, of such assets are included in fixed assets and the corresponding liabilities, net of finance charges, are recorded as obligations under finance leases. Finance charges implicit in the lease payments are charged to the profit and loss account over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

Assets acquired under finance leases are depreciated over the shorter of their estimated useful lives and the lease periods. Impairment losses are accounted for in accordance with the accounting policy as set out in note 1(g).

(ii) Operating lease charges

Where the Group has the use of assets under operating leases, payments made under the leases are charged to the profit and loss account on a straight-line basis over the periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognised in the profit and loss account as an integral part of the aggregate net lease payments made.

1 Principal accounting policies *(continued)*

j Investments

(i) *Investment securities*

Investment securities are stated at cost less any provision for impairment losses.

The carrying amounts of individual investments are reviewed at each balance sheet date to assess whether the fair values have declined below the carrying amounts. When a decline other than temporary has occurred, the carrying amount of such securities will be reduced to its fair value. The impairment loss is recognised as an expense in the profit and loss account. This impairment loss is written back to profit and loss account when the circumstances and events that led to the write-downs cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

(ii) Held-to-maturity debt securities

Debt securities which are intended to be held until maturity are stated in the balance sheet at cost plus or minus any discount or premium amortised to date. The discount or premium on acquisition is amortised over the period to maturity and included as interest income in the profit and loss account. Provision is made when there is a diminution in value other than temporary.

The carrying amounts of individual held-to-maturity debt securities are reviewed at the balance sheet date in order to assess the credit risk and whether the carrying amounts are expected to be recovered. Provisions are made when carrying amounts are not expected to be recovered and are recognised in the profit and loss account as an expense.

k Deferred expenditure

Deferred expenditure in respect of handset subsidies provided to customers are deferred and amortised on a straight-line basis over the minimum enforceable contractual periods. In the event that a customer terminates the contract prior to the end of the minimum enforceable contractual period, the unamortised handset subsidy will be written off.

l Inventories

Inventories, comprising handsets and accessories, are stated at the lower of cost and net realisable value. Cost is calculated on the weighted average basis. Net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

m Trade receivables

Provision is made against trade receivables to the extent they are considered to be doubtful. Trade receivables in the balance sheet are stated net of such provision.

n Cash and cash equivalents

In the cash flow statement, cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to insignificant risk of changes in value, having been within three months of maturity at acquisition. Bank overdrafts that are repayable on demand and form an integral part of the group's cash management are also included.

For the year ended 30 June 2005
(Expressed in Hong Kong dollars)

1 Principal accounting policies *(continued)*

o Provisions

Provisions are recognised for liabilities of uncertain timing or amount when the Company or Group has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation.

p Employee benefits

(i) Employee leave entitlements

Employee entitlements to annual leave are recognised when they accrue to employees. A provision is made for the estimated liability of annual leave arising from services rendered by employees up to the balance sheet date.

Employee entitlements to sick leave, maternity or paternity leave and marriage leave are not recognised until the time of leave.

(ii) Profit sharing and bonus plans

Provisions are established for profit sharing and bonus plans expected to be payable within twelve months of the balance sheet date. Provisions are only recognised when the Group has a present legal or constructive obligation arising from services rendered by employees and a reliable estimate of the obligation can be made.

(iii) Retirement benefits

Contributions to defined contribution plans, including contributions to Mandatory Provident Funds as required under the Hong Kong Mandatory Provident Fund Schemes Ordinance, are recognised as an expense in the profit and loss account as incurred.

(iv) Employee share option schemes

When the Group grants employees options to acquire shares of the Company, no employee benefit cost or obligation is recognised at the date of grant. When the options are exercised, the amount of the proceeds received is credited to share capital and share premium account.

q Deferred taxation

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. The principal temporary differences arise from depreciation on fixed assets and tax losses carried forward; and, in relation to acquisitions, on the difference between the fair values of the net assets acquired and their tax base. Taxation rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred taxation is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

1 Principal accounting policies *(continued)*

r Contingent assets and liabilities

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain events not wholly within the control of the Group.

Contingent assets are not recognised but are disclosed in the notes to the financial statements when an inflow of economic benefits is probable. When inflow is virtually certain, an asset is recognised.

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the financial statements. When a change in the probability of an outflow occurs so that outflow is probable, it will then be recognised as a provision.

s Revenue recognition

Provided it is probable that the economic benefits will flow to the Group and the revenue can be measured reliably, revenue is recognised in the profit and loss account as follows:

(i) Sale of goods
Revenue from the sale of goods is recognised on the transfer of risks and rewards of ownership, which generally coincides with the time when the goods are delivered to customers and title has passed.

(ii) Mobile related services
Revenue from mobile related services is measured based on the usage of the Group's telecommunications network and facilities and is recognised when the services are rendered. Mobile service revenue in respect of standard service plans billed in advance is deferred and included under deferred income.

(iii) Interest income
Interest income is accrued on a time-apportioned basis by reference to the principal outstanding and the rate applicable.

(iv) Dividend income
Dividend income is recognised when the right to receive payment is established.

For the year ended 30 June 2005
(Expressed in Hong Kong dollars)

1 Principal accounting policies *(continued)*

t Translation of foreign currencies

Foreign currency transactions during the year are translated into Hong Kong dollars at the exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Hong Kong dollars at the exchange rates ruling at the balance sheet date. Exchange gains and losses are dealt with in the profit and loss account.

The results of foreign enterprises are translated into Hong Kong dollars at the average exchange rates for the year; balance sheet items are translated into Hong Kong dollars at the rates of exchange ruling at the balance sheet date. The resulting exchange differences are dealt with as a movement in reserves.

u Borrowing costs

Borrowing costs are expensed in the profit and loss account in the period in which they are incurred, except to the extent that they are capitalised as being directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to get ready for its intended use.

v Related parties

For the purposes of these financial statements, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

2 Turnover

The Group is principally engaged in the provision of mobile services and the sale of mobile telephones and accessories. The amount of each significant category of revenue recognised in turnover during the year is as follows:

	2005	2004
	$000	$000
Mobile services	**2,634,787**	2,489,007
Mobile telephone and accessory sales	**984,705**	878,029
	3,619,492	3,367,036

3 Segment reporting

For the years ended 30 June 2004 and 2005, more than 90% of the Group's turnover, operating profit and operating assets were attributable to its mobile communications operations in the Special Administrative Regions of Hong Kong and Macau. Accordingly, no analysis by either business or geographical segment is included in these financial statements.

4 Cost of goods sold and services provided

	2005 $000	2004 $000
Cost of goods sold	**955,215**	824,234
Interconnect and international telecommunications charges	**437,145**	351,892
Other	**63,980**	58,715
	1,456,340	1,234,841

5 Other income

	2005 $000	2004 $000
Write back of provision for amount due from an associate (note 20)	**26,419**	—

6 Other operating expenses

	2005 $000	2004 $000
Network costs	**534,390**	449,339
Staff costs	**359,165**	358,936
Sales and marketing expenses	**227,986**	153,783
Rental and utilities	**109,507**	102,889
Other operating costs	**126,717**	123,544
Depreciation	**456,385**	412,193
Loss on disposal of fixed assets	**451**	15,269
Amortisation of deferred expenditure	**30,942**	24,637
	1,845,543	1,640,590

For the year ended 30 June 2005
(Expressed in Hong Kong dollars)

7 Operating profit

Operating profit is arrived at after (crediting)/charging:

	2005 $000	2004 $000
Depreciation		
Owned fixed assets	**330,896**	280,495
Leased fixed assets	**125,489**	131,698
Operating lease rentals for land and buildings, transmission sites and leased lines	**443,677**	405,937
Auditors' remuneration	**1,219**	1,020
Net exchange (gain)/loss	**(16)**	4,865
Provision for bad and doubtful debts	**14,611**	12,841
Contributions to defined contribution plans * (note 13)	**14,334**	14,750

* *Net of forfeited contributions of $4,250,000 (2004: $4,366,000).*

8 Finance income

	2005 $000	2004 $000
Interest income from debt securities		
Listed	**14,275**	19,559
Unlisted	**23,682**	28,257
	37,957	47,816
Interest income from deposits with banks and other financial institutions	**10,765**	12,652
	48,722	60,468

9 Finance costs

	2005 $000	2004 $000
Interest expense on bank loans repayable within five years	**144**	974
Other borrowing costs	**348**	190
	492	1,164

10 Taxation

Hong Kong profits tax has been provided at the rate of 17.5% on the estimated assessable profit for the year (2004: Nil). Taxation on overseas profits has been provided on the estimated assessable profit for the year at the rates of taxation prevailing in the countries in which the Group operates (2004: Nil).

a Taxation in the consolidated profit and loss account

	2005	2004
	$000	$000
Current taxation		
Hong Kong profits tax	**2,114**	—
Overseas taxation	**4,842**	—
Deferred tax (note 27)		
Origination and reversal of temporary differences	**36,222**	78,625
	43,178	78,625

b Reconciliation between taxation charge and accounting profit at Hong Kong tax rate

	2005	2004
	$000	$000
Profit before taxation	**392,258**	550,909
Notional tax on profit before taxation, calculated at Hong Kong tax rate of 17.5% (2004: 17.5%)	**68,645**	96,409
Effect of different tax rates in other countries	**(1,037)**	(576)
Tax effect of non-deductible expenses	**3,036**	2,939
Tax effect of non-taxable revenues	**(13,101)**	(10,106)
Tax effect of current tax losses not recognised	**65**	929
Utilisation of previously unrecognised tax losses	**(32,937)**	(10,556)
Charge/(reversal) of previously under/overprovided temporary differences	**18,507**	(414)
Taxation charge	**43,178**	78,625

c Taxation in the consolidated balance sheet

	2005	2004
	$000	$000
Provisions for Hong Kong profits tax for the year	**2,114**	—
Overseas taxation	**4,842**	—
	6,956	—

For the year ended 30 June 2005
(Expressed in Hong Kong dollars)

11 Directors' emoluments

The aggregate amounts of emoluments payable to directors of the Company during the year are as follows:

	2005	2004
	$000	$000
Non-executive directors		
Fees	**1,220**	1,060
Executive directors		
Fees	**160**	160
Salaries and allowances	**9,720**	9,396
Bonuses	**5,562**	4,230
Retirement scheme contributions	**627**	673
	16,069	14,459
	17,289	15,519

During the years ended 30 June 2004 and 2005, no director:

— received any emoluments from Sun Hung Kai Properties Limited ("SHKP"), the ultimate holding company of the Company, in respect of their services to the Group;

— waived any right to receive emoluments; or

— received any amount as inducement to join the Group or as compensation for loss of office.

In addition to the above emoluments, a director was granted share options under the Company's share option scheme during the year ended 30 June 2004. The details of these benefits in kind are disclosed under the section 'Share Option Schemes' in the Report of the Directors and note 29.

The emoluments of the directors are within the following bands:

	2005	2004
	Number of directors	Number of directors
$0 – $1,000,000	**10**	9
$3,000,001 – $3,500,000	**—**	1
$3,500,001 – $4,000,000	**1**	—
$11,000,001 – $11,500,000	**—**	1
$12,000,001 – $12,500,000	**1**	—
	12	11

11 Directors' emoluments *(continued)*

Details of director's and past director's emoluments, on a named basis for the year are as followings:

	2005					2004
	Fees $000	**Salaries and allowances $000**	**Bonuses $000**	**Retirement scheme contributions $000**	**Total $000**	Total $000
Executive Directors						
Mr. Douglas Li	**80**	**6,900**	**4,916**	**345**	**12,241**	11,232
Mr. Patrick Chan Kai-lung	**80**	**2,820**	**646**	**282**	**3,828**	3,227
Non-Executive Directors						
Mr. Raymond Kwok Ping-luen	**100**	–	–	–	**100**	100
Mr. Ernest Lai Ho-kai	**80**	–	–	–	**80**	80
Mr. Michael Wong Yick-kam	**200**	–	–	–	**200**	200
Mr. Andrew So Sing-tak	**80**	–	–	–	**80**	80
Mr. Cheung Wing-yui	**80**	–	–	–	**80**	80
Mr. David Norman Prince **	–	–	–	–	–	—
Mr. Eric Li Ka-cheung, JP *	**200**	–	–	–	**200**	200
Mr. Ng Leung-sing, JP *	**200**	–	–	–	**200**	200
Dr. Sachio Semmoto *	**200**	–	–	–	**200**	80
Mr. Yang Xiang-dong *	**80**	–	–	–	**80**	40
	1,380	**9,720**	**5,562**	**627**	**17,289**	15,519
2004	1,220	9,396	4,230	673		

* *Independent Non-Executive Director*

** *Appointed on 1 July 2005*

For the year ended 30 June 2005
(Expressed in Hong Kong dollars)

12 Five highest paid individuals

Of the five highest paid individuals, two (2004: two) are directors whose emoluments are disclosed in note 11. The aggregate of the emoluments in respect of the other three (2004: three) individuals are as follows:

	2005	2004
	$000	$000
Salaries and allowances	**7,706**	6,746
Bonuses	**1,083**	600
Retirement scheme contributions	**633**	627
	9,422	7,973

In addition to the above emoluments, the three highest paid individuals were granted share options under the Company's share option scheme during the year ended 30 June 2004. The details of these benefits in kind are disclosed under the section 'Share Option Schemes' in the Report of the Directors and note 29.

The emoluments of the three (2004: three) highest paid individuals are within the following bands:

	2005	2004
	Number of individuals	Number of individuals
$2,000,001 – $2,500,000	**1**	1
$2,500,001 – $3,000,000	**—**	1
$3,000,001 – $3,500,000	**1**	1
$3,500,001 – $4,000,000	**1**	—
	3	3

13 Employee retirement benefits

The Group participates in two defined contribution retirement schemes, an Occupational Retirement Scheme ("ORSO") and a Mandatory Provident Fund Scheme ("MPF"), for employees (together "the Schemes"). The assets of the Schemes are held separately from those of the Group in funds administered independently of the Group's management.

Contributions to the ORSO scheme by the Group and the employees are calculated as specified percentages of each employee's basic salary. Where employees leave the scheme prior to the full vesting of the employer's contributions, the amount of forfeited contributions is used to reduce the contributions payable by the Group. At 30 June 2004 and 2005, all available forfeited contributions had been utilised by the Group to reduce its contributions payable.

A MPF scheme was established under the Hong Kong Mandatory Provident Fund Scheme Ordinance in December 2000 and the Group's employees may elect to join the MPF scheme. Both the Group and the employees are each required to make contributions to the scheme at 5% of the employees' relevant income, subject to a cap of monthly relevant income of $20,000. Contributions to the scheme vest immediately.

14 Profit attributable to shareholders

The consolidated profit attributable to shareholders includes a profit of $7,393,000 (2004: $3,585,000) which has been dealt with in the financial statements of the Company.

15 Dividends

	2005 $000	2004 $000
Interim, paid, of $0.19 (2004: $0.20) per share	**110,730**	116,953
Final, proposed, of $0.20 (2004: $0.33) per share	**116,558**	192,321
Attributable to the year	**227,288**	309,274

At a meeting held on 5 September 2005, the directors proposed a final dividend of $0.20 per share. This proposed dividend is not reflected as a dividend payable in these financial statements, but will be reflected as an appropriation of retained profits for the year ending 30 June 2006.

16 Earnings per share

The calculations of basic and diluted earnings per share are based on the Group's profit attributable to shareholders of $338,809,000 (2004: $466,454,000).

The basic earnings per share is based on the weighted average number of shares in issue during the year of 582,813,116 (2004: 584,194,428). The diluted earnings per share is based on 582,837,482 (2004: 584,388,352) shares which is the weighted average number of shares in issue during the year plus the weighted average number of 24,366 (2004: 193,924) shares deemed to be issued at no consideration if all outstanding options had been exercised.

17 EBITDA

EBITDA represents earnings before finance income and finance costs, depreciation and loss on disposal of fixed assets, amortisation of deferred expenditure, taxation and minority interest. EBITDA includes all costs in relation to customer acquisition and retention other than amortisation of handset subsidies.

18 Fixed assets

	Medium term leasehold land and buildings in Hong Kong $000	Leasehold improvements $000	Network and testing equipment $000	Computer, billing and office telephone equipment $000	Other fixed assets $000	Network under construction $000	Total $000
Cost							
At 1 July 2004	8,000	181,081	3,275,450	501,879	64,988	640,037	4,671,435
Additions	—	22,360	16,420	27,822	14,759	613,592	694,953
Reclassifications	—	—	827,878	—	(104)	(827,774)	—
Disposals	(8,000)	(17,989)	(91,642)	(14,779)	(16,249)	(2,651)	(151,310)
Exchange adjustment	—	(16)	—	(19)	(6)	—	(41)
At 30 June 2005	**–**	**185,436**	**4,028,106**	**514,903**	**63,388**	**423,204**	**5,215,037**
***Accumulated* depreciation and impairment loss**							
At 1 July 2004	8,000	149,924	2,049,433	424,827	53,518	31,939	2,717,641
Charge for the year	—	21,785	395,653	29,001	9,946	—	456,385
Written back on disposals	(8,000)	(17,518)	(87,790)	(14,721)	(14,631)	—	(142,660)
Reclassifications	—	—	32,043	—	(104)	(31,939)	—
Exchange adjustment	—	(2)	—	(4)	(1)	—	(7)
At 30 June 2005	**–**	**154,189**	**2,389,339**	**439,103**	**48,728**	**–**	**3,031,359**
Net book value							
At 30 June 2005	**–**	**31,247**	**1,638,767**	**75,800**	**14,660**	**423,204**	**2,183,678**
At 30 June 2004	—	31,157	1,226,017	77,052	11,470	608,098	1,953,794

At 30 June 2005, the net book value of fixed assets held by the Group under finance leases amounted to $394,541,000 (2004: $525,848,000).

Capitalised 3G spectrum utilisation fees of $156,924,000 were reclassified from network under construction to network and testing equipment during the year ended 30 June 2005 (2004: Capitalised 3G spectrum utilisation fees of $136,091,000 were included within network under construction).

19 Investments in subsidiaries

	2005 $000	2004 $000
Unlisted shares, at cost	**939,189**	939,189
Amounts due from subsidiaries, less provision	**2,606,503**	2,906,708
	3,545,692	3,845,897

Amounts due from subsidiaries are unsecured and interest-free, and are not expected to be repayable within the next twelve months.

Particulars of the principal subsidiaries at 30 June 2005 are as follows:

Name	Place of incorporation	Principal activities and place of operation	Particulars of issued share capital	Group equity interest
SmarTone (BVI) Limited *	The British Virgin Islands ("BVI")	Investment holding and group financing in BVI	1,000 ordinary shares of US$1 each	100%
SmarTone Mobile Communications Limited	Hong Kong	Provision of digital mobile radio telephone services and sales of mobile telephones and accessories in Hong Kong	100,000,000 ordinary shares of $1 each	100%
SmarTone 3G Limited	Hong Kong	Provision of 3G mobile radio telephone services in Hong Kong	2 ordinary shares of $1 each	100%
SmarTone Telecommunications Services (China) Limited	Hong Kong	Provision of agency and consultancy services in Hong Kong and Mainland China	2 ordinary shares of $1 each	100%
SmarTone-Comunicações Móveis S.A.	Macau	Provision of digital mobile radio telephone services and sales of mobile telephones and accessories in Macau	100,000 shares of MOP100 each	72%
廣州數碼通客戶服務有限公司	The People's Republic of China	Provision of customer support services and telemarketing services in Mainland China	Registered capital of $9,200,000	100%

* *Subsidiary held directly by the Company.*

All of the above subsidiaries are limited liability companies.

20 Interest in an associate

	2005	2004
	$000	$000
Share of net assets	**—**	—
Amount due from an associate, less provision	**29,469**	3,050
	29,469	3,050

During the year ended 30 June 2005, following an assessment of the recoverability of the amount due from an associate, the Group reversed the provision for amount due from an associate by $26,419,000, which was credited to the consolidated profit and loss account of the Group as other income (note 5).

Amount due from an associate is unsecured and interest free, and has no fixed terms of repayment.

Particulars of the associate at 30 June 2005 are as follows:

Name	Place of incorporation and operation	Principal activity	Particulars of issued shares held	Interest held
New Top Finance Limited	The British Virgin Islands	Investment holding	375 ordinary shares of US$1 each	37.5%

21 Investments

	2005	2004
	$000	$000
Investment securities		
Unlisted equity securities	**49,013**	47,744
Held-to-maturity debt securities		
Listed outside Hong Kong	**343,836**	595,204
Unlisted	**742,944**	974,430
	1,086,780	1,569,634
Less: Debt securities maturing within one year of the balance sheet date included under current assets	**(390,895)**	(471,081)
	695,885	1,098,553
Total non-current investments	**744,898**	1,146,297
Market value of listed securities	**339,833**	592,683

21 Investments *(continued)*

During the years ended 30 June 2004 and 2005, no gain or loss arose on the disposal of certain listed held-to-maturity debt securities as follows:

	2005	2004
	$000	$000
Proceeds from early redemption of securities	**—**	15,600
Proceeds from maturity of securities	**467,800**	52,659
Total proceeds received	**467,800**	68,259
Carrying value at dates of redemption/maturity	**(467,800)**	(68,259)
Net realised gain/(loss) on disposal	**—**	—

22 Deferred expenditure

	2005	2004
	$000	$000
Net book value at 1 July	**12,991**	7,554
Additions	**69,024**	30,074
Amortisation for the year	**(30,942)**	(24,637)
Net book value at 30 June	**51,073**	12,991

At 30 June 2005, cost and accumulated amortisation of handset subsidies was $67,215,000 (2004: $27,604,000) and $16,142,000 (2004: $14,613,000) respectively.

23 Inventories

Inventories represent goods held for re-sale. At 30 June 2005, inventories carried at cost and inventories carried at net realisable value amounted to $187,917,000 (2004: $123,924,000) and $1,183,000 (2004: $306,000) respectively.

For the year ended 30 June 2005
(Expressed in Hong Kong dollars)

24 Trade receivables

The Group allows an average credit period of thirty days to its subscribers and other customers. An ageing analysis of trade receivables, net of provisions, is as follows:

	2005	2004
	$000	$000
Current to 30 days	**147,715**	144,386
31 – 60 days	**11,451**	18,283
61 – 90 days	**4,259**	3,920
Over 90 days	**4,691**	690
	168,116	167,279

25 Cash and bank balances

	Group		Company	
	2005	2004	**2005**	2004
	$000	$000	**$000**	$000
Pledged bank deposits	**327,539**	325,620	**323,213**	321,293
Cash and cash equivalents	**437,673**	328,188	**2,120**	2,761
	765,212	653,808	**325,333**	324,054

Of the pledged bank deposits, $170,910,000 (2004: $150,000,000) has been pledged as cash collateral for the Group's 3G licence performance bonds as referred to in note 31 – 'Commitments and contingent liabilities'.

26 Trade payables

An ageing analysis of trade payables is as follows:

	2005	2004
	$000	$000
Current to 30 days	**95,906**	64,374
31 – 60 days	**21,075**	53,004
61 – 90 days	**3,276**	15,774
Over 90 days	**17,060**	21,701
	137,317	154,853

27 Deferred taxation

Deferred taxation for the Group's temporary differences arising from operations in Hong Kong and overseas is calculated at 17.5% (2004: 17.5%) and the appropriate current rates of taxation ruling in the relevant countries respectively.

The component of deferred tax (assets)/liabilities recognised in the consolidated balance sheet and the movements during the year are as follows:

	Depreciation allowances in excess of related depreciation $000	Tax losses $000	Total $000
At 1 July 2003	128,893	(79,307)	49,586
Charged to consolidated profit and loss account (note 10(a))	6,199	72,426	78,625
At 30 June 2004	135,092	(6,881)	128,211
At 1 July 2004	135,092	(6,881)	128,211
Charged to consolidated profit and loss account (note 10(a))	37,652	(1,430)	36,222
At 30 June 2005	**172,744**	**(8,311)**	**164,433**

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The following amounts, determined after appropriate offsetting, are shown in the consolidated balance sheet:

	2005 **$000**	2004 $000
Deferred tax assets	**(8,311)**	(2,857)
Deferred tax liabilities	**172,744**	131,068
	164,433	128,211

The Group has not recognised deferred tax assets in respect of tax losses of $35,860,000 (2004: $49,251,000). The tax losses do not expire under current tax legislation.

For the year ended 30 June 2005
(Expressed in Hong Kong dollars)

28 Share capital

	Shares of $0.1 each	$000
Authorised		
At 1 July 2004 and 30 June 2005	**1,000,000,000**	**100,000**
Issued and fully paid		
At 1 July 2003	583,014,928	58,301
Issue of new shares upon exercise of share options (note a)	2,066,500	207
Repurchases of shares (note b)	(1,769,500)	(177)
At 30 June 2004	583,311,928	58,331
At 1 July 2004	583,311,928	58,331
Cancellation of shares repurchases (note c)	(520,500)	(52)
At 30 June 2005	**582,791,428**	**58,279**

Notes:

a During the year ended 30 June 2004, options were exercised to subscribe for 2,066,500 shares in the Company at a consideration of $19,192,000, of which $207,000 was credited to share capital and the balance of $18,985,000 was credited to the share premium account.

b During the year ended 30 June 2004, the Company repurchased 2,290,000 shares on The Stock Exchange of Hong Kong Limited. Of these repurchased shares, 1,769,500 shares were cancelled prior to 30 June 2004 and the amount by which the Company's issued share capital was diminished was transferred to the capital redemption reserve.

Details of these repurchases are as follows:

Month of repurchase	Number of shares repurchased	Price per share Highest	Price per share Lowest	Aggregate price paid $000
December 2003	317,500	$7.55	$7.55	2,397
May 2004	939,000	$8.25	$7.95	7,629
June 2004	1,033,500	$8.50	$8.10	8,608
	2,290,000			18,634

c During the year ended 30 June 2005, no shares were repurchased. The Company cancelled 520,500 shares that were repurchased on The Stock Exchange of Hong Kong Limited during the year ended 30 June 2004. Accordingly, the related cancellation of shares repurchased has been included as a movement of issued and fully paid share capital for the year ended 30 June 2005.

29 Employee share option schemes

a Movements in share options

	2005	2004
Number of shares		
At 1 July	**12,590,500**	5,200,000
Issued	**579,000**	9,457,000
Exercised	**—**	(2,066,500)
Cancelled or lapsed	**(77,000)**	—
At 30 June	**13,092,500**	12,590,500
Options vested at 30 June	**4,260,166**	66,833

b Terms of unexpired and unexercised share options at balance sheet date

Date of grant	Exercise period	Exercise price	2005 Number of shares	2004 Number of shares
10 February 2003	10 February 2003 to 16 July 2011	$9.29	**3,000,000**	3,000,000
10 February 2003	2 May 2003 to 1 May 2012	$9.20	**133,500**	133,500
5 February 2004	5 February 2005 to 4 February 2014	$9.00	**9,380,000**	9,457,000
6 December 2004	6 December 2005 to 5 December 2014	$8.01	**193,000**	—
4 January 2005	4 January 2006 to 3 January 2015	$8.70	**193,000**	—
1 March 2005	1 March 2006 to 28 February 2015	$9.05	**193,000**	—
			13,092,500	12,590,500

c Details of share options granted

Details of share options granted during the year at a nominal consideration of $1 for each lot of share options granted are as follows:

Date of grant	Exercise period	Exercise price	2005 Number of shares	2004 Number of shares
5 February 2004	5 February 2005 to 4 February 2014	$9.00	**—**	9,457,000
6 December 2004	6 December 2005 to 5 December 2014	$8.01	**193,000**	—
4 January 2005	4 January 2006 to 3 January 2015	$8.70	**193,000**	—
1 March 2005	1 March 2006 to 28 February 2015	$9.05	**193,000**	—
			579,000	9,457,000

29 Employee share option schemes *(continued)*

d Details of share options exercised

No share options were exercised during the year ended 30 June 2005. Details of share options that were exercised during the year ended 30 June 2004 are as follows:

Exercise date	Exercise price	Market value per share at exercise date	Proceeds received $000	Number of shares
27 October 2003	$9.29	$12.55	18,580	2,000,000
28 October 2003	$9.20	$12.55	612	66,500
			19,192	2,066,500

30 Related party transactions

a During the year, the Group had significant transactions with certain related parties in the ordinary course of business as set out below. All related party transactions are carried out in accordance with the terms of the relevant agreements governing the transactions.

	2005 **$000**	2004 $000
Operating lease rentals for land and buildings and transmission sites (note i)	**49,430**	52,807
Insurance expense (note ii)	**8,096**	9,249

Notes:

(i) Operating lease rentals for land and buildings and transmission sites

Certain subsidiaries and associated companies of SHKP have leased premises to the Group for use as offices, retail shops and warehouses and have granted licences to the Group for the installation of base stations, antennae and telephone cables on certain premises owned by them.

For the year ended 30 June 2005, rental and licence fees paid and payable to subsidiaries and associated companies of SHKP totalled $49,430,000 (2004: $52,807,000).

(ii) Insurance services

Sun Hung Kai Properties Insurance Limited and Hung Kai Insurance Brokers Company Limited, wholly owned subsidiaries of SHKP, provide general insurance services to the Group. For the year ended 30 June 2005, insurance premiums paid and payable were $8,096,000 (2004: $9,249,000).

30 Related party transactions *(continued)*

b At 30 June 2005, the Group had an interest in an associate, the major shareholder of which is a subsidiary of SHKP. The principal activity of the associate is to invest in an equity fund which primarily invests in technology related companies in the People's Republic of China.

c New-Alliance Asset Management (Asia) Limited ("New-Alliance"), an associate of SHKP, has been appointed as the investment manager of the Group's ORSO scheme since October 1999. For the years ended 30 June 2004 and 2005, no fees were paid by the Group as New-Alliance is remunerated by way of fee levied on mutual funds to which the Group's Occupational Retirement Scheme subscribes.

d The trading balances set out below with SHKP and its subsidiaries (the "SHKP Group") (including buildings and estates managed by the SHKP Group) are included within the relevant balance sheet items:

	2005	2004
	$000	$000
Trade receivables	**631**	634
Deposits and prepayments	**4,967**	6,337
Trade payables	**168**	393
Other payables and accruals	**3,361**	407

The trading balances are unsecured, interest-free and repayable on similar terms to those offered to unrelated parties.

31 Commitments and contingent liabilities

a Capital commitments

Capital commitments outstanding at 30 June 2005 not provided for in the financial statements were as follows:

	Group	
	2005	2004
	$000	$000
Contracted for		
Fixed assets	**31,790**	29,737
Equity securities	**11,700**	19,500
Authorised but not contracted for	**450,182**	745,589
	493,672	794,826

The Company did not have any capital commitments at 30 June 2005 (2004: Nil).

For the year ended 30 June 2005
(Expressed in Hong Kong dollars)

31 Commitments and contingent liabilities *(continued)*

b Operating lease commitments

At 30 June 2005, the total future minimum lease payments under non-cancellable operating leases are payable as follows:

	Group	
	2005	2004
	$000	$000
Land and buildings and transmission sites		
Within one year	**289,108**	239,704
After one year but within five years	**187,877**	161,036
After five years	**9,742**	14,369
	486,727	415,109
Leased lines		
Within one year	**36,870**	29,832
After one year but within five years	**3,102**	2,852
	39,972	32,684

The Company did not have any operating lease commitments at 30 June 2005 (2004: Nil).

c Acquisition of telecommunications licence for 3G services

On 22 October 2001, a wholly owned subsidiary of the Company was issued a Mobile Carrier Licence ("the Licence"). This Licence is for the provision of public telecommunications network services in Hong Kong using 3G mobile services technology. The Licence is for a duration of fifteen years. The following fees are payable under the Licence:

(i) For each of the first five years from 22 October 2001, $50 million per annum payable at the end of each year;

(ii) For the remaining years of the Licence; the greater of:

- 5% of network turnover (as defined in the Licence) in respect of the relevant year; or
- The Appropriate Fee (as defined in the Licence) in respect of the relevant year; and

(iii) $1,388,889 payable on the issue of the Licence.

The total amount of the annual fees for the first five years of the Licence is $250 million. The total minimum amount of fees payable over the remaining ten years is $1,057 million giving a total minimum amount of annual fees over the fifteen years of the Licence of $1,307 million. The net present value of the minimum total annual fees payments under the Licence at its inception, at an assumed cost of capital of the Group of 13%, is approximately $458 million.

31 Commitments and contingent liabilities *(continued)*

c Acquisition of telecommunications licence for 3G services *(continued)*

The Group is required to provide a performance bond to the TA. The Licence sets out the amount and duration of the performance bond as follows:

- A performance bond upon inception of the Licence with a duration of five years and for an amount equal to the fees for the first five years ($250 million).
- The performance bond must be revised annually to remain in force for five years (or to the end of the Licence, if a shorter period).
- The amount of the performance bond shall also be revised annually to equal the minimum annual fees payable to the TA during the next five years (or till the end of the Licence, if a shorter period).

The TA can claim payment under the performance bond on the occurrence of various events including failure of the Licensee to pay all or any fees due to insolvency of the Licensee or upon surrender of the Licence by the Licensee.

d Performance bonds

	Group		Company	
	2005	2004	**2005**	2004
	$000	$000	**$000**	$000
Hong Kong 3G licence (note c)	**310,746**	150,000	**310,746**	150,000
Other	**1,942**	1,942	**—**	—
	312,688	151,942	**310,746**	150,000

The performance bonds were issued by certain banks in favour of the Telecommunications Authorities of Hong Kong ("TA") and Macau in accordance with various telecommunications licences issued by those authorities to the Group. The banks' obligations under the performance bonds are guaranteed by the Company and various subsidiaries of the Company.

On 22 October 2004, the third anniversary of the issue of the Licence and subsequent to the payment of the third year spectrum utilisation fee of $50 million, the performance bond was revised. The revised bond was for $311 million with a duration of five years.

(Expressed in Hong Kong dollars)

31 Commitments and contingent liabilities *(continued)*

e Lease out, lease back agreements

Under certain lease out, lease back agreements entered into during the year ended 30 June 1999, a subsidiary of the Company has undertaken to guarantee the obligations of the intermediary lessees to the lessors as agreed at the inception of the lease for a period of 16 years. The directors are of the opinion that the risk of the subsidiary company being called upon to honour this guarantee is remote and accordingly the directors do not consider that an estimate of the potential financial effect of these contingencies can practically be made.

f Bank facilities guarantees

At 30 June 2005, there were contingent liabilities in respect of guarantees given by the Company on behalf of a wholly owned subsidiary relating to short term revolving credit facilities and uncommitted trade finance facility granted by certain banks of up to $300 million (2004: $600 million). No amount (2004: $150 million) was utilised by the subsidiary at 30 June 2005.

32 Comparative figures

Certain comparative figures have been reclassified to conform with the current year's presentation. Up to 30 June 2004, amortisation of deferred expenditure in respect of handset subsidies was charged to cost of goods sold and services provided and was shown above EBITDA. With effect from 1 July 2004, amortisation of deferred expenditure in respect of handset subsidies is charged to other operating expenses and is shown below EBITDA.

33 Ultimate holding company

The directors consider the ultimate holding company at 30 June 2005 to be Sun Hung Kai Properties Limited, a company incorporated in Hong Kong with its shares listed on the Main Board of The Stock Exchange of Hong Kong Limited.

34 Approval of financial statements

The financial statements were approved by the board of directors on 5 September 2005.



目錄


你
我

數碼通電訊集團有限公司為港澳首屈一指的流動服務供應商，其宗旨是透過為目標客戶提供多樣化及優質的服務，致力讓客戶靠近他們所想，讓他們的生活更豐盛、更精彩。

本公司在香港的主要附屬公司（為Vodafone Group Plc.的夥伴網絡商），以SmarTone-Vodafone為其品牌，在香港同時提供2G及3G的服務。

數碼通電訊集團有限公司自1996年起在香港上市，該公司為新鴻基地產發展有限公司的附屬公司。


SmarTone
vodafone
Hello


我們
贏了

董事會

* ***郭***炳聯先生 *(主席)*
黎大鈞先生 *(總裁)*
陳啟龍先生
* ***黎***浩佳先生
* ***黃***奕鑑先生
* ***蘇***承德先生
* ***張***永鋭先生
* ***潘***毅仕先生
** ***李***家祥先生，*太平紳士*
** ***吳***亮星先生，*太平紳士*
** Sachio ***Semmoto***博士
** ***楊***向東先生

* *非執行董事*
** *獨立非執行董事*

公司秘書

李秀萍小姐

授權代表

黎大鈞先生
李秀萍小姐

註冊辦事處

Clarendon House, 2 Church Street,
Hamilton HM 11, Bermuda

總辦事處及主要營業地點

香港九龍觀塘觀塘道378號
創紀之城二期31樓

核數師

羅兵咸永道會計師事務所
執業道會計師
香港遮打道10號
太子大廈22樓

香港股份登記處

香港中央證券登記有限公司
香港皇后大道東183號
合和中心17樓1712-1716室

主要股份登記處

Butterfield Fund Services (Bermuda) Limited
Rosebank Centre, 11 Bermudiana Road,
Pembroke, Bermuda

主要往來銀行

渣打銀行
滙豐銀行

本公司之法律顧問

有關香港法律
司力達律師樓

有關百慕達法律
Conyers, Dill & Pearman

駐百慕達代表

John Charles Ross ***Collis***先生
Anthony Devon ***Whaley***先生（副代表）


走
向前

財務摘要

（除每股之金額外以百萬港元列值）

	截至6月30日止年度或於6月30日	
	2005	2004
損益表		
營業額	**3,619**	3,367
股東應佔溢利	**339**	466
每股盈利($)	**0.58**	0.80
每股股息		
本年度總額($)	**0.39**	0.53
資產負債表		
總資產	**4,681**	4,702
流動負債	**(983)**	(1,084)
總資產減流動負債	**3,698**	3,618
非流動負債	**(173)**	(131)
少數股東權益	**(23)**	(21)
資產淨值	**3,502**	3,466
股本	**58**	58
儲備	**3,444**	3,408
股東權益	**3,502**	3,466
現金流量		
經營活動現金流入淨額	**846**	801
已收利息	**67**	74
購買固定資產	**(746)**	(343)
購回股份	**—**	(19)
已付股息（不包括特別股息）	**(303)**	(275)
其他	**(85)**	(40)
特別股息支付前之現金淨額*及持至到期日之債務證券之（減少）／增加淨額	**(221)**	198
已付特別股息	**—**	(2,048)
特別股息支付後之現金淨額*及持至到期日之債務證券之減少淨額	**(221)**	(1,850)

* *現金淨額指現金及銀行結餘，減去銀行貸款*


同
步

(財務數字以港元列值)

本公司ARPU及服務收益均上升，表現比市場優勝。這顯示本公司在市場上激烈的減價戰中仍能爭取到滿意的業績表現。儘管推出3G導致短期內成本增加及溢利受壓，但3G已為本公司的未來增長建立了平台。往後的日子，本公司將致力利用3G向目標客群提供獨特而優越的服務，從而增加收益市場佔有率。

財務摘要

由於流動電話服務收益增長6%，帶動營業額上升7%至$3,619,000,000。未計利息、税項、折舊及攤銷前的盈利（「EBITDA」）為$832,000,000，較去年的$944,000,000下跌12%。股東應佔溢利下跌27%至$339,000,000。每股盈利為$0.58。

股息

董事會宣佈派發末期股息，每股為$0.20。加上中期股息每股$0.19，全年股息合共每股$0.39，符合本公司派發股東應佔溢利三分之二作股息的一貫政策。

業務回顧

香港流動電話業務

綜合ARPU（Blended ARPU）及月費計劃服務的ARPU分別增加6%至$199及增加9%至$231。在多媒體服務用量的強勁增長推動下，數據服務收益持續增加，佔全年服務總收益7.3%，較去年的5.5%有所增加。面對激烈的競爭，截至2005年6月30日的客戶總人數輕微下跌至1,011,000。而2005年6月的客戶流失率輕微上升至2.8%，而2004年6月則為2.6%。然而，由於ARPU的增加抵銷了客戶人數輕微下降的影響，服務收益再度攀升。



SmarTone-Vodafone致力提供獨特而優越的服務，令ARPU及服務收益持續改善。與此同時，從商業客戶、經常外遊客戶及多媒體服務客戶所得的收益，亦錄得令人鼓舞的增長。

SmarTone-Vodafone為經常外出工作的商業客戶提供一套完整的流動連接方案。BlackBerry® from Vodafone及Email on the go™為客戶提供即時流動電郵服務，並有全港最多的手機供選擇。針對經常外出工作，並需要齊全電腦功能及互聯網接駁的客戶，SmarTone-Vodafone的PC Connect 3G/GPRS數據咭，為他們提供可靠的流動寬頻上網接駁。現時，3G漫遊覆蓋已遍及全球40多個地方，為客戶提供無處不在的高速數據服務。


SHARP

Sharp SX313

(財務數字以港元列值)

針對消費者客戶，SmarTone-Vodafone致力提供音樂、體育、新聞及手機遊戲等主要範疇的服務。本公司為滿足不同客群獨特需要而設的優越服務，為客戶帶來勝人一籌的體驗以及富吸引力的獎賞，對客戶來説絕對是物超所值。Music Now是SmarTone-Vodafone專為音樂愛好者而設的服務，正是這個市場營銷模式的一個重要實證。Music Now不但讓客戶能夠迅速下載全港最多、最全面的高質素流動音樂內容，亦設有獎賞計劃，讓客戶能更親近至愛的音樂和偶像。

為了確保客戶能享受SmarTone-Vodafone服務提供的非凡體驗，本公司亦進一步優化其主要業務支柱：

- 所有與客戶的接觸點，包括零售店鋪、網站及客戶熱線均進行顯著改善計劃，以給予客戶更完備、更統一和更豐富的體驗，以滿足每個客戶所需。

- SmarTone-Vodafone將繼續提供種類多元化的2G及3G手機，以滿足不同客戶的需要。現時，SmarTone-Vodafone的3G手機品牌為全港最多。最近推出的Sharp SX833及Samsung Anycall Z308均屬突破性的優質手機，它們兼備出色的視聽功能，開拓客戶享受SmarTone *iN!* on 3G流動媒體服務的新境界。



- SmarTone-Vodafone的3G網絡覆蓋全香港99.9%地區，包括主要購物商場、商廈及住宅區，亦在地鐵全線提供無間斷服務。網絡除了提供傲視同儕的質素及可靠性，其話音和視像通話接駁時間以及數據傳輸速度均為全港最快，並經2005年7月進行的獨立網絡質素調查證實。

- SmarTone-Vodafone提供最廣泛的3G漫游覆蓋，遍及全球40多個地方，屬香港市場之冠。覆蓋地方包括日本、台灣、新加坡、馬來西亞、澳洲、歐洲主要國家及南非等地，所及地區將不斷增加。

澳門流動業務
本公司的澳門流動業務於收益及溢利方面均錄得令人鼓舞的增長。

前景

香港流動通訊業未來的前景將會充滿挑戰和商機。3G是未來流動通訊的主流。相比2G，它能帶給客戶更大的價值。在高性能手機、高速數據傳輸及網絡效益的持續改善下，3G會帶給客戶更具吸引力的服務和更豐富的體驗。配合公司針對不同客群獨特而優越的服務，3G將會是未來業務增長的重要平台。隨著收益市場佔有率的增加，長遠來説，將會提升股東價值。


SHARP
iN!
SmarTone-Vodafone

Sharp SX833

來年，本公司的流動服務收益預期會穩步增長，主要受惠於因3G服務帶動的ARPU增長。雖然3G手機的成本持續下降，但預期手機補貼會繼續增加。本公司會致力節省成本及提升效率，惟3G相關成本將進一步上升，包括網絡開支、牌照費、折舊及內容的成本。綜合以上因素，預期在截至2006年6月30日止年度，公司溢利將顯著受壓。

本公司秉承母公司新鴻基地產堅持質素及創新的精神，將可充分發揮Vodafone集團全球網絡的規模效應及業務領域之獨有優勢，進一步為客戶提供更大價值。

本公司將繼續現時的派息政策，並維持穩健的資產負債表，以便靈活地在市場上競爭，及參與可增加股東價值的潛在整合機會。

本人深信，憑藉獨特而優越的服務，本公司將能繼續在充滿挑戰的市場環境中脫穎而出，為股東創造長遠的價值。

謝意

本人對各位客戶、股東與董事同僚一直以來的支持，以及員工的貢獻和辛勤，謹致由衷謝意。

主席
郭炳聯

香港，2005年9月5日





SmarTone
vodafone
BlackBerry from Vodafone
SANYO

(財務數字以港元列值)

財務業績之回顧

雖然市場競爭激烈，但由於流動通訊服務收益及手機銷售均錄得增長，營運收益增加$252,000,000至$3,619,000,000。經營溢利減少$148,000,000至$344,000,000，主要因素為網絡營運費用增加，推出3G服務及SmarTone-Vodafone品牌之市場推廣開支增加，以及3G網絡之折舊。隨著3G 服務於2004年12月推出，頻譜使用費開始入賬，3G 相關資本開支亦同時開始折舊。澳門業務於2004/05年度繼續為本集團表現作出貢獻。



營業額增加$252,000,000至$3,619,000,000(2003/04：$3,367,000,000)，流動通訊服務收益增加6%，手機及配件銷售則增加12%。

- 流動通訊服務之收益增加$146,000,000至$2,635,000,000(2003/04：$2,489,000,000)，主要由漫游、多媒體服務及預繳服務收益增加所帶動，部份被本地話音收益下降所抵銷。

  於2004/05年度，香港之綜合ARPU增加$11至$199(2003/04：$188)。這是由於本集團致力爭取高價值之商業及消費市場客戶，從而成功提升客戶之質素所致。漫游及多媒體服務之用量增加，是帶動增長之主因。

  雖然市場競爭激烈及香港流動電話市場有持續價格下調壓力，2004/05年度月費計劃服務之ARPU增長$20至$231(2003/04：$211)。除本地話音服務外，所有服務之收益均錄得健康增長。

  多媒體服務收益增加之主要原因為本集團不斷優化客戶體驗，其中包括不斷提升 SmarTone *iN!* 內容，以及推出具吸引力之嶄新產品與服務，如PC Connect 3G/GPRS數據咭及BlackBerry® from Vodafone(SmarTone-Vodafone流動電郵服務)。多媒體服務收益錄得74%的強勁按年增長。數據服務收益佔2004/05年度服務收益之7.3%(2003/04：5.5%)。

- 2004/05年度手機及配件銷售增加12%至$985,000,000(2003/04：$878,000,000)，主要由於推出多款具備先進功能之新手機。

由於銷售手機之成本增加，加上互連費用、漫游及國際長途電話成本上升，所以銷售貨品及提供服務之成本增加$221,000,000至$1,456,000,000(2003/04：$1,235,000,000)。這反映了銷售手機及服務用量相應增加。


Anycall
Samsung Anycall Z308

2004/05年度其他經營開支(不包括折舊、攤銷及出售固定資產之虧損)增加$169,000,000至$1,357,000,000(2003/04：$1,188,000,000)。主要因為推出3G網絡導致網絡營運費用上升，以及推出3G及SmarTone-Vodafone品牌、宣傳多媒體服務及新手機所產生之銷售及市場推廣開支增加所致。

2004/05年度之折舊、攤銷及出售固定資產之虧損增加$36,000,000至$488,000,000(2003/04：$452,000,000)，主要為3G網絡的折舊，包括推出3G服務前已資本化之頻譜使用費之折舊。

2004/05年度由於平均淨現金及債務證券結餘減少，融資收入淨額下降$11,000,000至$48,000,000(2003/04：$59,000,000)。

本集團澳門流動通訊業務之財務表現持續改善並為本集團於2004/05年度表現作出貢獻。

資本架構、流動資金及財務資源

本集團之資本架構於年內並無重大變動。本集團之資金來自股本、內部產生之資金及短期港元浮息循環信貸融資。於2005年6月30日，該等總額$300,000,000之融資並無動用。



本集團經營業務之現金流入淨額由2003/04年度之$801,000,000增至2004/05年度之$846,000,000。本集團於截至2005年6月30日止年度主要資金流出包括股息之$303,000,000及購置固定資產之$746,000,000。本集團之現金資源依然強勁，於2005年6月30日之現金、銀行結餘及持有至到期日之債務證券投資，在扣除向外借款後，達$1,852,000,000。

本集團於2004/05年度之資本開支為$695,000,000，而2003/04年度則為$680,000,000。資本開支大部份用於推出3G無線網絡、提升及擴大2G網絡以進一步提高網絡質素及覆蓋，以及為提供多媒體服務而購置硬件及軟件。預料此等項目仍會是本集團在2005/06年度之主要資本開支項目，但預計整體開支將較2004/05年度為低。

董事會認為，本集團之內部現金資源及已承擔融資，足以應付2005/06年度之資本開支及營運資金所需。在為該等已承擔融資於2005年11月屆滿後獲得續期方面，董事會並不預期會有任何困難。

財資管理政策

本集團根據董事會批准之財資管理政策，動用盈餘資金作投資用途。盈餘資金會存放於香港之銀行戶口或投資於投資級別之債務證券。香港之銀行存款均為港幣或美元存款。

本集團所投資之債務證券，均以港幣或美元結算，年期最長為3年。本集團之政策是持有其於債務證券之投資直至到期日。

於2005年6月30日，本集團之銀行備用融資總額為$300,000,000，包括1年承擔期之可換循環信貸融資及貿易財務融資$200,000,000及若干銀行發出之無承擔期多種外幣押滙信用證融資額$100,000,000，該等融資並無動用。

本集團安排銀行代其開立履約保證及信用證。在某些情況下，本集團以現金存款作為該等工具之部分或全部抵押品，以減輕發行成本。於2005年6月30日，已抵押存款總額為$328,000,000(2004年6月30日：$326,000,000)。

功能貨幣及外滙波動風險

本集團之功能貨幣為港幣。除以美元結算之美元定息投資及銀行存款外，所有重大收入、開支、資產及負債均以港幣計算。因此，本集團除以美元計算之定息投資及銀行存款外，並沒有任何重大之滙兑收益及虧損風險。本集團現階段並無進行任何外滙對沖活動。

或然負債

履約保證

若干銀行代表本集團就其於香港及澳門獲當地之電訊管理局發出牌照之責任，向有關當局發出履約保證。於2005年6月30日，此等履約保證之未償總額為$313,000,000(2004年6月30日：$152,000,000)。

出租、租回安排

一間銀行代表本集團發出一份信用證，為其於截至1999年6月30日止年度訂立之出租租回安排須履行之責任作出擔保。此項信用證全數以盈餘資金作為現金抵押。董事會認為，本集團須根據此項擔保付款之風險很微。

銀行融資擔保

於2005年6月30日，本公司代表一間全資附屬公司為有關若干銀行授出之短期循環信貸融資額及無承擔期之貿易融資額達$300,000,000(2004年6月30日：$600,000,000)而提供擔保之或然負債。

僱員及購股權計劃

於2005年6月30日，本集團有1,535名全職僱員，大部分為香港員工。2004/05年度之員工成本總額為$359,000,000(2003/04：$359,000,000)。



僱員收取之薪酬組合包括基本月薪、獎勵花紅及其他福利。花紅為酌情性質，須視乎(其中包括)本集團之表現及個別僱員之表現而發放。福利包括退休計劃及醫療與牙科保險。本集團亦就個別僱員之需要，提供內部及公司以外之培訓。

根據本集團之購股權計劃，本公司可向包括董事及僱員授予購股權以認購本公司之股份。年內，本公司共授出579,000份購股權，該等購股權可於2005年12月6日至2015年2月28日期間，按每股股份由$8.01至$9.05之行使價行使。年內並無購股權獲行使，本集團註銷了77,000份購股權。於2005年6月30日，尚未行使之購股權共13,092,500份。

通過一系列人力資源發展目標，本集團致力建立出色及熱誠之員工隊伍。本集團現行酬金與表現掛鈎的制度，可激勵及獎勵有優秀表現之僱員。


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董事會同寅謹將截至2005年6月30日止年度之報告連同已審核之財務報表呈覽。

主要業務

本公司的主要業務為投資控股，而主要附屬公司的業務則詳載於財務報表附註19。

業績

本集團截至2005年6月30日止年度的業績，詳載於第38頁的綜合損益賬內。

股息

董事會建議向於2005年11月1日辦公時間結束時，名列於本公司股東名冊之股東派付末期股息每股$0.20(2003/04：每股$0.33)。建議的末期股息，連同本公司於年中派付的中期股息每股$0.19(2003/04：每股$0.20)，截至2005年6月30日止財政年度的股息總額為每股$0.39。



五年財務摘要

本集團上五個財政年度的業績及資產負債摘要載於第35頁。

儲備

本集團及本公司在本年度的儲備變動載於第43及44頁。

可分派儲備

本公司於2005年6月30日的可供分派予股東的儲備為$3,812,020,000(2004年6月30日：$4,107,678,000)。

捐款

本集團於本年度所作出的慈善捐款或其他捐款共$61,000(2004：$6,000)。

固定資產

固定資產變動詳情，載於財務報表附註18。

股本

本公司的股本變動詳情，載於財務報表附註28。

董事

於本年度內及截至本報告書的日期止，本公司在任的董事如下：

*	**郭**炳聯先生 *主席*	*	**張**永銳先生
	黎大鈞先生 *總裁*	*	**潘**毅仕先生 *(於2005年7月1日獲委任)*
	陳啟龍先生	**	**李**家祥先生，*太平紳士*
*	**黎**浩佳先生	**	**吳**亮星先生，*太平紳士*
*	**黃**奕鑑先生	**	Sachio **Semmoto**博士
*	**蘇**承德先生	**	**楊**向東先生

* *非執行董事*

** *獨立非執行董事*

按照本公司細則第110(A)條規定，黎大鈞先生、黎浩佳先生、蘇承德先生及Sachio Semmoto 博士於即將舉行的股東週年大會輪值告退，而潘毅仕先生則按照細則第101條規定告退，除Sachio Semmoto博士外，彼等董事均表示願意膺選連任，餘下的現任董事則繼續留任。

非執行董事的委任限期乃遵照本公司細則第110及111條的規定。

董事會已接獲各名獨立非執行董事就其獨立性而呈交的年度書面確認，並確信其獨立性符合香港聯合交易所有限公司證券上市規則(「上市規則」)的規定。

董事服務合約

根據於 2001年5月31日本公司與黎大鈞先生所訂立的僱傭合約，黎大鈞先生獲委任為本集團之執行董事及總裁，任期由2001年7月17日起持續生效。本公司現可發出不少於 6個月的書面通知或代通知金以終止該僱傭合約。

根據於 2002年5月1日本公司與陳啟龍先生所訂立的僱傭合約，陳啟龍先生獲委任為本集團之執行董事，任期由 2002年5月15日起持續生效。本公司可發出不少於 6個月的書面通知或代通知金以終止該僱傭合約。

除以上所述外，全體董事均無與本公司訂立任何超過3年年期而本公司不可於一年內無償終止的服務合約(法定賠償除外)。

董事薪酬

支付予本公司董事的薪酬乃根據各自的服務協議條款而釐訂。董事袍金則需每年檢討及經股東於股東週年大會上批准及授權。於截至2005年6日30日止財政年度已支付及將支付予本公司董事的薪酬詳情，載於財務報表附註11。

董事於重要合約之權益

除本報告書所詳述的關連交易外，於年終或年內任何時間本公司或各附屬公司概無簽訂任何涉及本集團的業務而本公司董事直接或間接在其中擁有重大權益的重要合約。

董事及高級管理人員之個人簡歷

董事及高級管理人員之個人簡歷載於第31至34頁。

董事權益及淡倉

於2005年6月30日，根據證券及期貨條例第352條所規定存置的登記冊所載，本公司董事、最高行政人員及其聯繫人士在本公司及其相聯法團(按證券及期貨條例所界定)的股份、相關股份及債券中所擁有的權益如下：

於本公司股份及相關股份之權益

	股份				股本衍生工具		
董事姓名	**個人**	**配偶及未滿十八歲子女**	**受控法團**	**其他**	**購股權** *(附註)*	**合計權益**	**合計權益佔已發行股本百分比**
郭炳聯	–	–	–	2,237,767	–	2,237,767	0.38%
黎大鈞	–	–	–	–	3,000,000	3,000,000	0.51%
陳啟龍	–	–	–	–	1,103,500	1,103,500	0.19%

附註： 購股權資料如下：

董事姓名	**授予日期**	**行使價** $	**於2004年7月1日尚未行使**	**於年內授予**	**於年內行使**	**於年內註銷/失效**	**於2005年6月30日尚未行使**
黎大鈞 *(附註1)*	2003年2月10日	9.29	3,000,000	–	–	–	3,000,000
陳啟龍 *(附註2及3)*	2003年2月10日	9.20	133,500	–	–	–	133,500
	2004年2月5日	9.00	970,000	–	–	–	970,000

附註：

1. 購股權須於2003年2月10日至2011年7月16日期間按每股$9.29的價格行使。按原有的5,000,000份購股權，不多於20%的購股權可於2003年2月10日開始行使，不多於40%的購股權可於2003年7月17日開始行使，不多於60%的購股權可於2004年7月17日開始行使，不多於80%的購股權可於2005年7月17日開始行使，全數購股權可於2006年7月17日開始行使。

2. 購股權須於2003年5月2日至2012年5月1日期間按每股$9.20的價格行使。按原有的200,000份購股權，不多於三分之一的購股權可於2003年5月2日開始行使，不多於三分之二的購股權可於2004年5月2日開始行使，全數購股權可於2005年5月2日開始行使。

3. 購股權須於2005年2月5日至2014年2月4日期間按每股$9.00的價格行使。不多於三分之一的購股權可於2005年2月5日開始行使，不多於三分之二的購股權可於2006年2月5日開始行使，全數購股權可於2007年2月5日開始行使。

於相聯法團之權益

1. 於新鴻基地產發展有限公司股份及相關股份之權益

董事姓名	股份 個人	股份 配偶及未滿十八歲子女	股份 受控法團	股份 其他 (附註1)	股本衍生工具 購股權 (附註2)	合計權益	合計權益佔已發行股本百分比
郭炳聯	–	–	–	1,079,515,895	75,000	1,079,590,895	44.96%
黃奕鑑	70,904	–	–	–	75,000	145,904	0.006%
黎浩佳	–	–	–	–	36,000	36,000	0.001%
李家祥	–	–	18,000	–	–	18,000	0.0007%

附註1: 根據證券及期貨條例，該些股份中之1,056,338,347股股份權益，被視為郭炳湘先生、郭炳江先生及郭炳聯先生三人之間重疊的同一批權益。

附註2: 購股權資料如下：

董事姓名	授予日期	行使價 $	於2004年7月1日尚未行使	於年內授予	於年內行使	於年內註銷/失效	於2005年6月30日尚未行使
郭炳聯	2001年7月16日	70.00	75,000	–	–	–	75,000
黃奕鑑	2000年2月15日	70.00	150,000	–	–	(150,000)	–
	2001年7月16日	70.00	75,000	–	–	–	75,000
黎浩佳	2001年7月16日	70.00	36,000	–	–	–	36,000

所有授出並獲接納的購股權，於授出日期第二年可行使最多三分之一，於授出日期第三年可行使最多三分之二，並於授出日期第四及第五年內隨時可行使全數或部份購股權，此後有關之購股權將期滿失效。

2. 於新意網集團有限公司股份及相關股份之權益

董事姓名	股份 個人	配偶及未滿十八歲子女	受控法團	其他 *(附註1)*	股本衍生工具 購股權 *(附註2)*	合計權益	合計權益佔已發行股本百分比
郭炳聯	–	–	–	1,742,500	484,999	2,227,499	0.10%
黃奕鑑	100,000	–	–	–	240,000	340,000	0.01%
蘇承德	–	–	–	–	800,000	800,000	0.03%

附註1： 根據證券及期貨條例，該些股份中之1,070,000股股份權益，被視為郭炳湘先生、郭炳江先生及郭炳聯先生三人之間重疊的同一批權益。

附註2： 購股權資料如下：

董事姓名	授予日期	行使價 *$*	於2004年7月1日尚未行使	於年內授予	於年內行使	於年內註銷/失效	於2005年6月30日尚未行使
郭炳聯	2000年3月28日	10.38	503,333	–	–	(251,667)	251,666
	2001年4月7日	2.34	350,000	–	–	(116,667)	233,333
黃奕鑑	2000年3月28日	10.38	240,000	–	–	(120,000)	120,000
	2001年4月7日	2.34	180,000	–	–	(60,000)	120,000
蘇承德	2002年7月8日	1.43	400,000	–	–	–	400,000
	2003年11月29日	1.59	400,000	–	–	–	400,000

上述購股權可根據相關購股權計劃的條款及授出條件而行使。

3. 於其他相聯法團股份及相關股份之權益

郭炳聯先生於下列相聯法團的股份中擁有以下權益：

相聯法團名稱	實益擁有人	經法團擁有之可歸屬權益 (附註)	經法團擁有之可歸屬權益佔已發行股份百分比	經法團實際擁有之權益	實際權益佔已發行股份百分比
暉卓有限公司	10	–	–	–	10%
儲善有限公司	10	–	–	–	10%
Splendid Kai Limited	–	2,500	25%	1,500	15%
Hung Carom Company Limited	–	25	25%	15	15%
Tinyau Company Limited	–	1	50%	1	50%
舉捷有限公司	–	8	80%	4	40%

附註： 根據證券及期貨條例，該等權益乃被視為郭炳湘先生、郭炳江先生及郭炳聯先生三人之間重疊的同一批權益，因該等股份乃由數間公司持有，而彼等於該些公司股東大會上可控制三分之一或以上投票權的行使。

董事及最高行政人員於公司及其相聯法團之購股權中所持有的權益，乃現時被視為非上市實物結算股本衍生工具。公司之購股權詳細資料載於購股權計劃一節內。

除上文所披露者外，於2005年6月30日，概無董事及最高行政人員(包括彼等之配偶及未滿18歲之子女)及彼等之聯繫人士於本公司、其附屬公司或其任何相聯法團的股份、相關股份或債券中擁有或被視作擁有任何權益或淡倉，而須記錄於根據證券及期貨條例第352條所規定存置的登記冊內，或根據證券及期貨條例第XV部或根據上市規則之「上市公司董事進行證券交易的標準守則」，須知會本公司及香港聯合交易所有限公司(「聯交所」)。

認購股份或債券之安排

除上述的購股權外，於年內本公司或其任何附屬公司或本公司之控股公司或控股公司之任何附屬公司，並無作出安排使公司董事可從認購本公司或任何其他機構股份或債券而獲取利益。

董事於競爭業務中之權益

本公司之董事概無擁有任何與本集團業務出現競爭的業務權益。

購股權計劃

根據本公司於2002年11月15日所採納之購股權計劃(「購股權計劃」)的條款，本公司可授予參與人士(包括集團之董事及僱員)購股權以認購本公司的股份。購股權計劃的主要條款將於下文列出。

於截至2005年6月30日止年度內，根據購股權計劃授予參與人士的購股權變動詳情如下：

承授人	授出日期	行使價 $	行使期限	於2004年7月1日尚未行使	於年內授予	於年內行使	於年內註銷/失效	於2005年6月30日尚未行使
董事								
黎大鈞	2003年2月10日	9.29	2003年2月10日至2011年7月16日	3,000,000	–	–	–	3,000,000
陳啟龍	2003年2月10日	9.20	2003年5月2日至2012年5月1日	133,500	–	–	–	133,500
	2004年2月5日	9.00	2005年2月5日至2014年2月4日	970,000	–	–	–	970,000
僱員	2004年2月5日	9.00	2005年2月5日至2014年2月4日	8,487,000	–	–	(77,000)	8,410,000
	2004年12月6日	8.01	2005年12月6日至2014年12月5日	–	193,000	–	–	193,000
	2005年1月4日	8.70	2006年1月4日至2015年1月3日	–	193,000	–	–	193,000
	2005年3月1日	9.05	2006年3月1日至2015年2月28日	–	193,000	–	–	193,000

於2004年12月3日、2005年1月3日及2005年2月28日，即於年內授出購股權前的一個交易日，本公司股份於聯交所之收市價分別為$7.95、$8.75及$9.05。

除上述購股權外，本公司並無根據購股權計劃授出購股權予其他參與人士。

除上文所披露者外，年內並無其他購股權被授出、行使、註銷或失效。

年內授出之購股權之估值

在評估截至2005年6月30日止年度內授出的購股權之價值時，已採用柏力克－舒爾斯期權定價模式並就股息作出調整(「柏力克－舒爾斯期權定價模式」)。柏力克－舒爾斯期權定價模式為其中一種被普遍接納用作計算期權價值的方法，亦是上市規則第17章建議採用的期權定價模式之一。以柏力克－舒爾斯期權定價模式評估年內授出的購股權之價值所採用的參數及假設有以下各項：

承授人	授予日期	購股權預期年期	無風險利率	預期波幅	預期股息回報率
僱員	2004年12月6日	5年	2.73%	22.85%	6.20%
	2005年1月4日	5年	2.66%	22.84%	6.20%
	2005年3月1日	5年	3.37%	20.29%	6.20%

(a) 購股權預期年期

計算時採用的購股權預期年期即由授予日期起計(「計算日期」)的加權平均預期年期。

(b) 無風險利率

計算時所採用的無風險利率，指於計算日期與購股權預期年期相應的香港外滙基金債券之加權平均回報率。

(c) 預期波幅

計算時採用的預期波幅指計算日期前12個月期間，本公司股份收市價的按年波幅。

(d) 預期股息回報率

計算中的預期股息回報率指截至2004年6月30日止兩個財政年度的平均股息回報率。

使用柏力克－舒爾斯期權定價模式評估年內授出的購股權之價值總額約為$483,272，此價值的分析如下：

年內授出之購股權數目	每份購股權之估計加權平均價值 $	年內授出之購股權之估計價值 $
193,000	0.81	156,137
193,000	0.87	168,682
193,000	0.82	158,453
579,000		483,272

估值並未計算未來可能沒收購股權之調整。在損益表內並無確認扣除年內授出之購股權的價值。授出的購股權將於行使購股權時在資產負債表內確認。因行使購股權而發行的股份，將按每股股份的面值列入股本，而股份溢價則為所收取的款項淨額減去股本進賬總額之差額。

必須注意，使用柏力克－舒爾斯期權定價模式計算購股權的價值，是基於多項假設，且純粹為年內授出的購股權之估計價值。購股權承授人累計所得的財務利益，可能與柏力克－舒爾斯期權定價模式計算的價值存在很大差異。

購股權計劃的主要條款按上市規則第17章之規定概述如下：

(a) 目的

購股權計劃旨在獎勵對本集團業務增長作出寶貴貢獻的參與者，並使本集團可聘請及／或挽留該等被視為對本集團有建樹，或預期可為本集團之業務發展作出貢獻的僱員。

(b) 參與者

本公司或任何附屬公司的任何僱員、代理人、顧問或代表，包括本公司或任何附屬公司之董事，憑藉彼等的工作經驗、行業知識、表現、業務聯繫或其他有關因素，而可對集團的發展提供寶貴貢獻者，將有資格在董事邀請下參與計劃。

(c) 可供發行股份之最高數額

本公司可發行的購股權，在根據所有購股權計劃而將予授出的所有購股權獲行使時，可能發行的股份總數不可超逾於股東大會上採納購股權計劃當日的已發行股份的10%。本公司可經股東批准及根據上市規則刊發通函而隨時更新此限額，惟在所有尚未行使購股權獲行使時(包括根據所有其他購股權計劃所授出而尚未行使之購股權)，將予發行的股份不可超逾不時的已發行股份的30%。

於2005年9月5日，根據購股權計劃授出的購股權可予以發行的股份數目為13,092,500股，佔本公司已發行普通股本2.25%。

(d) 每位參與者可獲授予購股權之上限

任何參與者的配額，最多為因行使於直至最近一次授出購股權當日止任何12個月期間已授出及將授出的購股權而已獲發行及將予發行股份的總數，不可超逾已發行的相關類別股份的1%。

(e) 購股權之行使期限

購股權不可於授出後10年之期屆滿後行使，且購股權不可於本公司在股東大會上採納計劃當日後10年之期屆滿後授出。

(f) 接納購股權須繳付之款項

接納購股權時，應向本公司發出書面接納書，連同支付予本公司$1.00的滙款，作為獲授購股權的代價，並必須於公司提出授予購股權當日起28日內寄送予公司秘書。

(g) 行使價之釐定基準

董事於授出購股權時釐定因行使任何購股權而應繳付的每股股份價格。該價格至少為(i)在緊接授出該購股權當日前5個營業日聯交所發出的每日報價表所示的每股股份平均收市價；(ii)授出該購股權當日(必須為營業日)聯交所的每日報價表所示的每股股份收市價；及(iii)股份的面值；以較高者為準。

(h) 計劃餘下年期

購股權計劃有效期由2002年11月15日起10年內有效。

根據證券及期貨條例須披露權益及淡倉之股東

於2005年6月30日，根據證券及期貨條例第336條所規定存置的登記冊所載及據本公司獲悉，下列人士(本公司董事及最高行政人員不包括在內)擁有本公司股份及相關股份5%或以上的權益：

股東名稱	*附註*	**股份數目**	**股份佔已發行股本百分比**
Cellular 8 Holdings Limited(「Cellular 8」)	1及2	289,364,972	49.65%
新鴻基地產發展有限公司(「新鴻基地產」)	1及2	303,532,897	52.08%
HBSC International Trustee Limited(「HSBC」)	3	305,372,208	52.40%
Marathon Asset Management Limited		52,720,373	9.05%
Commonwealth Bank of Australia		29,849,000	5.12%

附註：

1. 就證券及期貨條例而言，Cellular 8於上述以其名稱持有的289,364,972股股份權益也屬新鴻基地產所有，原因為新鴻基地產控制Cellular 8三分之一或以上的權益。因此，上述以新鴻基地產之名稱持有的股份數目與Cellular 8之權益是重疊的。

2. 就證券及期貨條例而言，Cellular 8的相同權益也屬新鴻基地產透過其持有Cellular 8權益的新鴻基地產附屬公司所有。此等附屬公司為TFS Development Company Limited及Fourseas Investments Limited。

3. 就證券及期貨條例而言，新鴻基地產於上述以其名稱持有的股份權益(及上述其各附屬公司的權益)也屬HSBC所有，原因為HSBC持有或被視作持有新鴻基地產的股份。因此，上述以HSBC之名稱持有的股份數目與新鴻基地產之權益是重疊的。

除上文所披露者外，根據遵照證券及期貨條例第336條所存置的登記冊所記錄，概無其他人士擁有本公司5%或以上的股份或相關股份權益或淡倉。

公眾持股量

根據公司及董事所知悉的公開資料，公司確認其股份於本報告之日期在市場上已經有足夠的公眾持股量。

購買，出售或贖回股份

於截至2005年6月30日止年度內，本公司及其任何附屬公司均無購買、出售或贖回本公司之股份。

優先購買權

本公司的公司細則或百慕達法例概無有關優先購買權的規定。

管理合約

於本年度內，本公司並無就整體業務或任何重要業務的管理或行政工作簽訂任何合約。

主要客戶及供應商

本集團的主要供應商佔集團總購貨額的百分比如下：

集團最大供應商佔總購貨額百分比	24%
集團五大供應商佔總購貨額百分比	48%

概無董事及彼等之聯繫人士於以上所述的供應商擁有權益。

於本年度內，集團向其五大客戶所售出的貨品及服務少於總額30%。

關連交易

1. 若干於財務報表附註30所披露的有關連人士交易也構成關連交易。下列若干關連人士(定義見上市規則)與本集團訂立及／或持續進行之交易，本公司已遵照上市規則有關規定(如需要時)予以公佈。

   (a) 本公司控股股東新鴻基地產發展有限公司(「新鴻基地產」)的若干附屬公司及聯繫公司，向本集團出租物業作為寫字樓、零售店舖及貨倉之用，並向本集團授出許可證，准許於該等公司所擁有的若干物業安裝基站、天線及電話電纜。截至2005年6月30日止年度，已付及應付的租金及許可證費用總額共$49,430,000。

   (b) 新鴻基地產的若干全資附屬公司為本集團提供一般保險服務。截至2005年6月30日止年度，已付及應付的保金為$8,096,000。

   (c) 新鴻基地產的聯繫公司新地寶聯資產管理(亞洲)有限公司，自1999年10月起獲委任為本集團僱員公積金計劃的投資經理。截至2005年6月30日止年度，由於新地寶聯資產管理(亞洲)有限公司從本集團僱員公積金計劃所認購的互惠基金支取酬金，故本集團並無向其支付費用。

上述交易已經本公司的獨立非執行董事審閱。獨立非執行董事確認該等持續關連交易由本集團在一般及日常業務程序中訂立，交易按照一般商務條款或不遜於獨立第三方可提供的條款而進行。

獨立非執行董事亦確認該等交易乃根據有關交易的協議條款進行，而交易條款屬公平合理，並且符合公司股東的整體利益。

本公司之核數師亦確認所述之持續關連交易(i)已經由本公司之董事會批准；(ii) 乃根據有關交易的協議條款進行；及(iii)並無超逾先前公告所披露各類別的上限。

2. 於2005年6月30日，集團於一聯繫公司擁有權益，其主要股東為新鴻基地產的附屬公司。該聯繫公司的主要業務為投資於中華人民共和國的科技相關公司之股份基金。

上述關於集團持續關連交易的披露已符合上市規則的披露規定。

審核委員會

本公司之審核委員會的職權範圍及責任乃參照上市規則及香港會計師公會之「成立審核委員會指引」內的職權範圍書而訂立。

本公司之審核委員會自1999年起成立，負責向董事會作出意見及建議。委員會大部份成員為獨立非執行董事，而自2004年3月起，委員會之主席亦為獨立非執行董事。委員會成員均具備適當的業務或財務專長及經驗，為公司提供意見及建議。

審核委員會已於2005年8月24日開會審閱集團截至2005年6月30日止財政年度提呈的財務報表及內部審核報告。委員會相信本集團所採用的會計政策及計算方法乃符合及按照目前香港業內的最佳常規，落實執行一切會計政策。委員會發現財務報表並未遺漏任何特殊項目，並對該報表所披露的數據及闡釋，表示滿意。委員會亦對集團所採取的內部監控操施感到滿意。

核數師

本年度之財務報表乃經羅兵咸永道會計師事務所審核。該核數師任滿告退，並表示願意應聘連任。續聘羅兵咸永道會計師事務所為本公司核數師的決議案，將於應屆股東週年大會上提呈。

最佳應用守則

各董事認為於本年報所涵蓋的會計期間內，本集團已遵從上市規則附錄14所載的「最佳應用守則」(於2005年1月1日前有效)，惟本公司非執行董事的委任並無指定年期，儘管如此，各非執行董事必須根據本公司之公司細則於股東週年大會上輪席告退及重選。

董事於2004年3月31日採納上市規則附錄10所載的「上市發行人董事進行證券交易的標準守則」為公司董事關於證券交易的標準守則。在向所有董事作出特定查詢後，董事確認已遵守標準守則所規定有關證券交易的標準。

本年報所披露的財務資料已符合上市規則附錄16的規定。

董事會代表
主席
郭炳聯

香港，2005年9月5日


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董事

郭炳聯，*主席兼非執行董事*

郭炳聯先生，52歲，於1992年4月獲委任為本公司董事。郭先生持有劍橋大學法律系碩士學位、哈佛大學工商管理碩士學位、香港公開大學榮譽工商管理博士學位及香港中文大學榮譽法學博士學位。彼是新鴻基地產發展有限公司(本公司之控股股東)副主席兼董事總經理，新意網集團有限公司主席，亦是九龍巴士控股有限公司及渣打銀行(香港)有限公司獨立非執行董事。

於社會公職方面，郭先生為證券及期貨事務監察委員會非執行董事。彼同時出任香港地產建設商會董事、香港總商會理事、香港港口發展局成員、香港中文大學校董會副主席。彼並擔任警察子弟教育信託基金及警察教育及福利信託基金主席。



Sharp SX313

黎大鈞，*執行董事兼總裁*

黎大鈞先生，51歲，於2001年7月獲委任為集團之董事兼總裁。黎先生是集團的首任總裁，自集團於1992年創立後，一直服務至1996年。期間，黎先生帶領集團的業務急速發展，為今日之本公司奠下穩定基礎。黎先生除擁有豐富的流動通訊業務經驗外，亦是企業財務及直接投資方面的專才。彼畢業於倫敦大學藥理系，並持有英國特許會計師資格。黎先生曾服務於倫敦及香港的畢馬威會計師事務所，於1986年加盟香港摩根建富，並於1989年加盟新鴻基地產發展有限公司，主責企業財務、直接投資及拓展新業務的工作。黎先生於2001年7月重新加入本公司前，為蘇伊士亞洲投資有限公司董事總經理。

陳啟龍，*執行董事*

陳啟龍先生，45歲，於1996年10月獲委任為本集團董事。於2002年3月被委任為本集團執行董事前，陳先生為新鴻基地產發展有限公司(「新鴻基地產」)策略發展部經理。於1990年加入新鴻基地產前，彼曾在多家國際知名銀行集團，擔任多個研究及投資部門之職位。1994年12月至1996年5月期間，陳先生被借調至香港政府中央政策組出任全職顧問。陳先生在財務、投資、策劃及投資者關係方面具20年以上經驗。此外，陳先生持有澳洲雪梨大學經濟學學士及澳洲國立大學經濟學碩士學位。



黎浩佳，*非執行董事*

黎浩佳先生，52歲，於1998年11月獲委任為本公司董事。黎先生現為新鴻基地產發展有限公司公司秘書。

黃奕鑑，*非執行董事*

黃奕鑑先生，53歲，於2001年10月獲委任為本公司董事。黃先生持有香港中文大學工商管理學士及碩士學位。

黃先生乃新鴻基地產發展有限公司(「新鴻基地產」)之執行董事，現時專責新鴻基地產之策略策劃、企業發展、基建項目、財務投資及負責與投資界溝通。黃先生是路訊通控股有限公司副主席、新意網集團有限公司之執行董事及富聯國際集團有限公司之非執行董事。

在社會服務方面，黃先生為香港青年旅舍協會主席。

蘇承德，*非執行董事*

蘇承德先生，40歲，於2002年4月獲委任為本公司董事。蘇先生乃新意網集團有限公司之行政總裁及新鴻基地產發展有限公司(「新鴻基地產」)副主席兼董事總經理郭炳聯先生的特別助理。

蘇先生持有美國哈佛大學文學士學位及哈佛商學院工商管理碩士學位，並擁有逾14年資訊科技及顧問服務經驗，曾在美國、英國、香港及亞洲區內多個地方工作，負責制訂及執行企業發展策略。

蘇先生在加盟新鴻基地產集團之前，曾出任美國Digitas Asia Limited大中華地區的高級副總裁兼董事總經理，肩負開拓大中華業務及服務環球客戶的重任。Digitas Asia Limited的母公司設於麻省波士頓，為Nasdaq上市的系統整合及網上解決方案供應商。在此之前，彼曾在Scient出任電訊業務董事總經理，負責亞洲電訊及互聯網客戶的商務發展及方案傳送服務。Scient乃資訊科技解決方案供應商，其總部設於三藩市。在踏足亞洲之前，蘇先生曾於美國及歐洲兩地分別為國際顧問公司Accenture及Cap Gemini擔任要職。

張永銳，*非執行董事*

張永銳先生，55歲，於2003年3月獲委任為本公司董事。張先生為多間其他公開上市公司的董事，彼亦是新意網集團有限公司之非執行董事。

張先生為香港律師公會之內地法律事務委員會副主席及香港公開大學校董會成員。張先生持有澳洲新南威爾斯大學會計系商業學士學位，澳洲公認執業會計師公會公認執業會計師資格。張先生自1979年起為香港執業律師，彼為胡關李羅律師行合夥人，並獲承認為英國律師及為新加坡的狀師兼律師。

潘毅仕(David Norman Prince)，*非執行董事*

潘毅仕先生，54歲，於2005年7月獲委任為本公司董事。潘先生於國際業務環境董事會層面營運具備超過10年經驗，直至最近辭去Cable and Wireless plc集團財務董事一職為止。

潘先生於2002年7月獲委任為Cable and Wireless plc集團財務董事前，於香港電訊市場已累積超過12年工作經驗。由1994年至2000年，彼為香港電訊有限公司之財務董事，其後為副行政總裁，於發展這方面之業務以致於2000年出售予電訊盈科有限公司扮演重要角色。彼隨後加入電訊盈科有限公司，擔任集團財務總監，主要專注於收購後整合公司，並為集團安排再融資。

潘先生現時為Ark Therapeutics plc非執行董事及審核委員會主席，Ark Therapeutics plc為一家英國專科醫療集團。彼並為Adecco SA之非執行董事及審核委員會成員，Adecco SA為一家提供人力資源服務之全球主要供應商。彼亦是英國University of Bath管理學院之客座研究學人及新鴻基地產發展有限公司之顧問。



李家祥，*太平紳士，獨立非執行董事*

李家祥先生，52歲，GBS, OBE, J.P., LLD, DSocSc., B.A., FCPA (Practising), FCA, FCPA (Aust.), FCIS, 於1996年10月獲委任為本公司董事。李先生為李湯陳會計師事務所高級合夥人，九龍巴士控股有限公司、Wong's International (Holdings) Limited、中國航空技術國際控股有限公司、恒生銀行有限公司、華潤創業有限公司、路訊通控股有限公司、中化香港控股有限公司及Strategic Global Investments plc之獨立非執行董事，並為新鴻基地產發展有限公司非執行董事。李先生亦是中國人民政治協商會議第十屆全國委員會委員，前香港立法會議員兼任立法會政府賬目委員會主席。彼亦為香港會計師公會前會長。

吳亮星，*太平紳士，獨立非執行董事*

吳亮星先生，56歲，於1997年6月獲委任為本公司董事。吳先生為香港九廣鐵路公司管理局成員，現任集友銀行副董事長。

吳先生曾於1988年至1997年獲委任為中英土地委員會中方代表及香港政府土地基金受託人；並於1990年至1998年擔任中南銀行常務董事及香港分行總經理；1992年起擔任香港公益金商業及僱員募捐計劃委員會委員；於1996年起被委任為香港房屋委員會委員；吳先生於1996年至2004年為香港立法會議員。

吳先生自1996年起擔任中銀集團慈善基金董事；1998年擔任強制性公積金計劃諮詢委員會成員；1999年擔任輸入優秀人才計劃遴選委員會委員、香港社會服務聯會執行委員及嶺南大學校董會及諮議會成員。2001年吳先生擔任香港政府漁業發展貸款基金顧問委員會委員，並於同年獲委任為太平紳士。於2004年榮獲香港政府頒授銀紫荊星章。

Sachio Semmoto，*獨立非執行董事*

Sachio Semmoto博士，62歲，於2002年9月獲委任為本公司董事。Semmoto博士於京都大學畢業，並分別於1968年及1971年取得美國佛羅里達州大學理學碩士及博士(電機工程)學位。

Semmoto博士為eAccess, Ltd.之創辦人及行政總裁，該公司為利用xDSL技術提供高速寬頻電訊服務之整合服務／電訊新公司。在此之前，Semmoto博士在多個機構擔任高級管理層職位達30年，包括日本電話及電訊公司(NTT)、Kyocera及其於1984年共同創辦並出任執行副總裁之DDI Corp. (KDDI)。於1996年至2000年期間，彼出任東京慶應大學工商管理深造學院教授，並於2000年出任伯克萊加州大學Haas School of Business客座教授。彼亦經常到哈佛、史丹福及東京大學擔任講師。

Semmoto博士為美國工程師協會資深會員。彼共同創辦Japan Academic Society of Ventures and Entrepreneurs並擔任其副總裁。Semmoto博士多年來一直通過擔任高級管理層職位，大力支持於日本、香港及美國新創辦之高科技公司。


by SANYO
Sanyo S103

楊向東先生，*獨立非執行董事*

楊向東先生(40歲)，於2003年12月獲委任為本公司董事。楊先生是凱雷投資集團董事總經理兼亞洲聯席主管，主要負亞洲的企業投資業務。

加入凱雷投資集團前，楊先生在高盛集團工作接近10年，身兼亞洲區(除日本外)直接投資主管、董事總經理及高盛(亞洲)管理委員會委員。楊先生領導過多項亞洲最盛名的大型投資專案，包括高盛在韓國最大的國民銀行及中國網通公司的投資。

楊先生畢業於美國哈佛大學，獲得經濟學士及工商管理碩士學位。

楊先生亦為香港寶途集團國際有限公司、太平洋中國控股有限公司及台灣寬頻通訊顧問股份有限公司之董事會成員。

營運委員會成員

鄒金根，*科技總裁*

鄒金根先生擁有超過19年電訊經驗，為科技專才。於加盟本集團前，彼於香港電訊CSL任職超過6年，負責無線電網絡策劃及發展的工作。在1995至1996年間，彼曾為電訊管理局無線電頻譜諮詢委員會會員；亦曾為香港中文大學訊息工程學系顧問委員會會員。鄒先生為英國電機工程師學會會員、澳洲工程師學會會員，及英國電機工程師學會特許工程師。彼於香港中文大學畢業，持有電子工程學士學位。

許清儀，*總經理－人力資源*

許清儀小姐於人力資源、行政、銷售營運及物流管理方面，擁有逾23年經驗，曾任職於本地及跨國企業。彼於1995年加盟本集團前，於一家國際性的製造公司服務超過10年，擔任亞太區區域人事經理。許小姐為香港零售管理協會培訓工作小組的委員，且鼎力支持香港浸會大學旗下之人力資源管理學良師益友計劃。許小姐現任電子業及電訊業訓練委員會的會員。彼持有由香港理工學院及香港管理專業協會聯合頒發的人事管理文憑。

葉樹勳，*澳門數碼通行政總裁*

葉樹勳博士擁有逾17年國際電訊業經驗。彼於加盟本集團前，負責英國電訊在亞太區的互聯網及多媒體策略發展，以及處理該公司在區內的投資及業務拓展項目。葉博士持有英國Loughborough University的博士學位，主修數據通訊，並為特許工程師。彼亦為電機工程師學會會員以及電機及電子工程師學會會員。

劉民輝，*創新服務策劃總監*

劉民輝先生擁有逾20年開發電訊產品及服務經驗。於1992年加盟本集團前，彼曾服務於北美洲及香港的流動通訊及固網經營商，擔任多個產品研發的職位。劉先生為英國電機工程師學會會員兼特許工程師，亦為加拿大安大略省專業工程師協會的會員。劉先生持有英國曼徹斯特大學科技學院電機及電子工程學士學位，以及香港城市理工學院管理學高級文憑。

崔志堅，*商業市場總管－商業市場*

崔志堅先生擁有豐富的銷售及市場推廣經驗，尤其熟悉北美、香港及中國市場。於加盟本集團之前，崔先生於施樂企業集團工作逾20年，離職前為富士施樂中國有限公司營運副總裁。崔先生持有加拿大麥馬士打大學經濟學士學位及加拿大約克大學工商管理碩士學位。

衛頌敏，*總經理－市務部(消費市場營運)*

衛頌敏小姐擁有15年銷售及市場推廣的經驗。於加盟本集團之前，衛小姐於美國運通公司亞太澳區域中負責十個國家之互聯網發展及推廣的工作，並管理香港市場之信用卡業務。衛小姐持有美國加州柏克萊大學化學及經濟學士學位及美國紐約哥倫比亞大學商學研究院工商管理碩士學位。

(除每股之金額外以百萬港元列值)

	截至6月30日止年度或於6月30日				
	2005	2004	2003 (重新編列)	2002 (重新編列)	2001 (重新編列)
損益表					
營業額	**3,619**	3,367	2,832	2,401	2,485
股東應佔溢利/(虧損)	**339**	466	378	57	(252)
每股盈利/(虧損)($)	**0.58**	0.80	0.65	0.10	(0.42)
股息					
股息總額	**227**	309	2,315	41	無
本年度每股總額($)	**0.39**	0.53	0.47	0.07	無
每股特別現金股息($)	**無**	無	3.50	無	無
資產負債表					
非流動資產	**3,017**	3,119	2,423	2,458	2,137
流動資產淨值	**681**	499	2,977	2,691	2,993
總資產減流動負債	**3,698**	3,618	5,400	5,149	5,130
非流動負債	**(173)**	(131)	(58)	(21)	—
少數股東權益	**(23)**	(21)	(20)	(17)	(6)
資產淨值	**3,502**	3,466	5,322	5,111	5,124
股本	**58**	58	58	58	59
儲備	**3,444**	3,408	5,264	5,053	5,065
股東權益	**3,502**	3,466	5,322	5,111	5,124

* 截至2001年、2002年及2003年6月30日止3個年度各年的業績及於2001年、2002年及2003年6月30日的資產與負債已予重新編列,以反映採納香港會計師公會發出的會計實務準則第12號(經修訂)「所得税」的影響。



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致**數碼通電訊集團有限公司**全體股東
(於百慕達註冊成立之有限公司)

本核數師已完成審核第38頁至第72頁之賬目，該等賬目乃按照香港普遍採納之會計原則編製。

董事及核數師各自之責任

編製真實兼公平之賬目乃公司董事之責任。在編製該等真實兼公平之賬目時，董事必須採用適當之會計政策，並且貫徹應用該等會計政策。

本核數師之責任是根據審核之結果，對該等賬目作出獨立意見，並按照百慕達1981年《公司法》第90條僅向整體股東報告，除此之外本報告別無其他目的。本核數師不會就本報告之內容向任何其他人士負上或承擔任何責任。

意見之基礎

本核數師已按照香港會計師公會所頒佈之核數準則進行審核工作。審核範圍包括以抽查方式查核與賬目所載數額及披露事項有關之憑證，亦包括評審董事於編製賬目時所作之重大估計和判斷，所採用之會計政策是否適合　貴公司與　貴集團之具體情況，及有否貫徹應用並足夠披露該等會計政策。

本核數師在策劃和進行審核工作時，均以取得所有本核數師認為必需之資料及解釋為目標，以便獲得充分憑證，就該等賬目是否存有重大錯誤陳述，作出合理之確定。在作出意見時，本核數師亦已評估該等賬目所載之資料在整體上是否足夠。本核數師相信我們之審核工作已為下列意見提供合理之基礎。

意見

本核數師認為，上述之賬目足以真實兼公平地顯示　貴公司與　貴集團於2005年6月30日結算時之財務狀況，及　貴集團截至該日止年度之盈利及現金流量，並按照香港公司條例妥為編製。

羅兵咸永道會計師事務所
香港執業會計師

香港，2005年9月5日

截至2005年6月30日止年度
(以港元列值)

	附註	2005 $000	2004 $000
營業額	2	**3,619,492**	3,367,036
銷售貨品及提供服務成本	4	**(1,456,340)**	(1,234,841)
毛利		**2,163,152**	2,132,195
其他收入	5	**26,419**	—
其他經營開支	6	**(1,845,543)**	(1,640,590)
經營溢利	7	**344,028**	491,605
融資收入	8	**48,722**	60,468
融資成本	9	**(492)**	(1,164)
除稅前溢利		**392,258**	550,909
稅項	10(a)	**(43,178)**	(78,625)
除稅後溢利		**349,080**	472,284
少數股東權益		**(10,271)**	(5,830)
股東應佔溢利	14	**338,809**	466,454
股息	15		
歸於本年		**227,288**	309,274
每股盈利	16		
基本		**$0.58**	$0.80
攤薄		**$0.58**	$0.80
EBITDA	17	**831,806**	943,704

綜合資產負債表

2005年6月30日結算
(以港元列值)

	附註	**2005 $000**	2004 $000
非流動資產			
固定資產	18	**2,183,678**	1,953,794
於聯營公司之權益	20	**29,469**	3,050
投資	21	**744,898**	1,146,297
遞延支出	22	**51,073**	12,991
遞延稅項資產	27	**8,311**	2,857
		3,017,429	3,118,989
流動資產			
存貨	23	**189,100**	124,230
投資	21	**390,895**	471,081
應收營業賬款	24	**168,116**	167,279
按金及預付款項		**117,158**	125,370
其他應收款項		**33,528**	41,490
現金及銀行結存	25	**765,212**	653,808
		1,664,009	1,583,258
流動負債			
應付營業賬款	26	**137,317**	154,853
其他應付賬款及應計項目		**743,220**	681,817
應付稅項	10(c)	**6,956**	—
客戶按金		**23,085**	24,744
遞延收入		**72,915**	72,408
無抵押銀行貸款		**—**	150,000
		983,493	1,083,822
流動資產淨值		**680,516**	499,436
總資產減流動負債		**3,697,945**	3,618,425
非流動負債			
遞延稅項負債	27	**172,744**	131,068
少數股東權益		**23,522**	21,407
資產淨值		**3,501,679**	3,465,950
股本及儲備			
股本	28	**58,279**	58,331
儲備		**3,443,400**	3,407,619
		3,501,679	3,465,950

郭炳聯
董事
2005年9月5日

黎大鈞
董事
2005年9月5日

2005年6月30日結算
(以港元列值)

	附註	**2005** **$000**	2004 $000
非流動資產			
於附屬公司之投資	19	**3,545,692**	3,845,897
流動資產			
預付款項		**87**	162
其他應收款項		**3,493**	120
現金及銀行結存	25	**325,333**	324,054
		328,913	324,336
流動負債			
其他應付賬款及應計項目		**1,616**	1,586
流動資產淨值		**327,297**	322,750
資產淨值		**3,872,989**	4,168,647
股本及儲備			
股本	28	**58,279**	58,331
儲備		**3,814,710**	4,110,316
		3,872,989	4,168,647

郭炳聯
董事
2005年9月5日

黎大鈞
董事
2005年9月5日

截至2005年6月30日止年度
（以港元列值）

	附註	2005 $000	2004 $000
經營業務			
除稅前溢利		**392,258**	550,909
就以下各項作出調整：			
折舊		**456,385**	412,193
遞延支出之攤銷		**30,942**	24,637
出售固定資產之虧損		**451**	15,269
融資收入		**(48,722)**	(60,468)
回撥應收聯營公司款項之撥備		**(26,419)**	—
融資成本		**492**	1,164
滙兑虧損		**5**	19
除營運資金變動前之經營溢利		**805,392**	943,723
存貨增加		**(64,870)**	(94,625)
應收營業款項、按金、預付款項及其他應收款項之減少／（增加）		**12,357**	(100,425)
應付款項、應計款項、客戶訂金及遞延收入之增加		**93,367**	52,317
經營業務產生之現金		**846,246**	800,990
投資活動			
購買固定資產所支付之款項		**(745,575)**	(343,382)
出售固定資產所得之款項		**8,199**	2,357
購買投資證券所支付之款項		**(1,269)**	(7,511)
購買持至到期日之債務證券所支付之款項		**—**	(945,841)
出售持至到期日之債務證券所得之款項	21	**467,800**	68,259
增加遞延支出		**(69,024)**	(30,074)
已收利息		**66,756**	74,260
投資活動所用之現金淨額		**(273,113)**	(1,181,932)

截至2005年6月30日止年度
(以港元列值)

	附註	2005 $000	2004 $000
融資活動			
根據購股權計劃發行股份所得之款項		**–**	19,192
購回股份所支付之款項		**–**	(18,634)
償還來自少數股東之股東貸款		**(8,156)**	(4,894)
抵押銀行存款之(增加)/減少		**(1,919)**	66,519
新增銀行貸款所得之款項		**170,000**	600,000
償還銀行貸款		**(320,000)**	(450,000)
已付股息		**(303,051)**	(2,322,710)
已付融資成本		**(522)**	(1,134)
融資活動所用之現金淨額		**(463,648)**	(2,111,661)
現金及現金等價物之增加/(減少)淨額		**109,485**	(2,492,603)
於7月1日之現金及現金等價物		**328,188**	2,820,725
滙率變動之影響		**–**	66
於6月30日之現金及現金等價物	25	**437,673**	328,188

截至2005年6月30日止年度
(以港元列值)

	股本	股份溢價	資本 贖回儲備	繳入盈餘	外滙儲備	保留溢利	總額
	$000	$000	$000	$000	$000	$000	$000
本集團							
於2003年7月1日	58,301	4,218,517	2,461	199,800	—	842,543	5,321,622
行使購股權後發行新股份	207	18,985	—	—	—	—	19,192
購回股份	(177)	—	177	(18,405)	—	(229)	(18,634)
註銷股份溢價賬	—	(4,237,502)	—	4,237,502	—	—	—
支付2003年之末期股息	—	—	—	—	—	(157,972)	(157,972)
支付特別現金股息	—	—	—	(2,047,785)	—	—	(2,047,785)
支付2004年之中期股息	—	—	—	—	—	(116,953)	(116,953)
滙兑差額及未於損益賬內確認之淨收益	—	—	—	—	26	—	26
年度溢利	—	—	—	—	—	466,454	466,454
於2004年6月30日	58,331	—	2,638	2,371,112	26	1,033,843	3,465,950
於2004年7月1日	58,331	—	2,638	2,371,112	26	1,033,843	3,465,950
註銷購回股份	(52)	—	52	—	—	—	—
支付2004年之末期股息	—	—	—	—	—	(192,321)	(192,321)
支付2005年之中期股息	—	—	—	—	—	(110,730)	(110,730)
滙兑差額及未於損益賬內確認之淨收益	—	—	—	—	(29)	—	(29)
年度溢利	—	—	—	—	—	338,809	338,809
於2005年6月30日	**58,279**	**—**	**2,690**	**2,371,112**	**(3)**	**1,069,601**	**3,501,679**

截至2005年6月30日止年度
(以港元列值)

	股本	股份溢價	資本贖回儲備	繳入盈餘	保留溢利	總額
	$000	$000	$000	$000	$000	$000
本公司						
於2003年7月1日	58,301	4,218,517	2,461	938,989	1,268,946	6,487,214
行使購股權後發行新股份	207	18,985	—	—	—	19,192
購回股份	(177)	—	177	(18,405)	(229)	(18,634)
註銷股份溢價	—	(4,237,502)	—	4,237,502	—	—
支付2003年末期股息	—	—	—	—	(157,972)	(157,972)
支付特別現金股息	—	—	—	(2,047,785)	—	(2,047,785)
支付2004年中期股息	—	—	—	—	(116,953)	(116,953)
年度溢利	—	—	—	—	3,585	3,585
於2004年6月30日	58,331	—	2,638	3,110,301	997,377	4,168,647
於2004年7月1日	58,331	—	2,638	3,110,301	997,377	4,168,647
註銷購回股份	(52)	—	52	—	—	—
支付2004年之末期股息	—	—	—	—	(192,321)	(192,321)
支付2005年之中期股息	—	—	—	—	(110,730)	(110,730)
年度溢利	—	—	—	—	7,393	7,393
於2005年6月30日	**58,279**	**—**	**2,690**	**3,110,301**	**701,719**	**3,872,989**

於2003年7月1日，本集團之繳入盈餘賬乃根據集團於1996年10月進行重組時所收購一家附屬公司之股本面值及股份溢價與本公司就該項交易而發行股份面值之差額。

於2003年7月1日，本公司之繳入盈餘賬乃本公司為所收購之附屬公司當時之資產淨值與本公司就該項交易而發行股份面值之差額。

於2003年11月7日舉行之股東週年大會上通過一項特別決議案後，股份溢價賬已註銷，而賬內達$4,237,502,000之結餘已全數轉撥至繳入盈餘賬。

根據1981年百慕達公司法(經修訂)，繳入盈餘賬可分派予股東。

截至2005年6月30日止年度
(以港元列值)

1 主要會計政策

a 遵例聲明

此等財務報表已根據香港會計師公會發出之財務報告準則(包括所有適用之會計準則及詮釋)、香港公認會計原則及香港公司條例規定而編製。此等財務報表亦符合主板上市規則適用之披露規定。本集團採納之主要會計政策載列如下。

b 最近頒佈之會計準則

香港會計師公會已頒佈多項新訂及經修訂的《香港財務報告準則》及《香港會計準則》(「新財務準則」),並於2005年1月1日或其後開始之會計期間生效。

本集團並未於截至2005年6月30日止年度之財政報表中提早採納該等新財務準則。本集團現正就該等新財務準則之影響進行評估,到目前為止,新財務準則與現行會計政策之間的較大差異並預期會影響本集團者總結如下:

股份報酬

根據財務準則第2號「股份報酬」,本集團須計算向僱員提供作為薪酬的所有股份付款的公平值,並於損益表內確認為開支。根據現行會計政策,該等項目不會確認為開支,此處理方式將導致利潤減少。根據財務準則第2號之特定過渡條文,此處理方式將適用於股份報酬交易而有關交易的股份,購股權或其他股權票據於2002年11月7日後授出但於2005年7月1日尚未歸屬,以及於2005年7月1日存在之股份報酬交易所產生之負債。

金融票據

根據會計準則第39號「金融票據:確認及計量」,金融票據須視其類別按已攤銷成本或公平值列賬。視乎金融票據之類別,公平價值之變動將根據準則計入淨溢利或虧損或計入權益內。此外,所有衍生金融票據,(包括非衍生工具主要合約所屬之衍生工具)將以公平值於資產負債表內確認。

這將導致本集團現時有關衍生金融票據的分類、計量及確認之會計政策出現變動。該項新會計政策預期將自2005年7月1日起採用。因分類及計量程序尚未確定,該項會計政策變動之未來財務影響仍未得知。然而,須於損益賬中確認並反映衍生工具及若干金融票據之公平值變動之規定,可能導致本集團溢利及淨資產出現較大波動。

本集團會繼續評估其他新香港財務報告準則之影響,亦可能因此確定其他重大變動。

截至2005年6月30日止年度
(以港元列值)

1 主要會計政策 *(續)*

c 財務報表之編製基準

編製財務報表時使用歷史成本為計算基準。

d 綜合賬目

綜合財務報表包括本公司及其附屬公司截至6月30日之財務報表。

附屬公司乃指那些本集團直接或間接控制其董事會之組成、控制超過半數投票權或持有過半數發行股本之公司。

年內購入或出售之附屬公司，其業績由收購生效日起或截至出售生效日止列入綜合損益賬內。

集團內各公司之間之重大交易及結餘均於綜合賬目時對銷。

出售1間附屬公司之收益或虧損，是指銷售收益與本集團所佔其淨資產之差額，連同任何之前未於綜合損益賬中扣除或入賬之未攤銷或已撥入儲備之商譽，以及任何有關之累積外幣滙兑儲備。

少數股東權益乃指外界股東於經營業績及附屬公司之資產淨額中之權益。

本公司之資產負債表中，於附屬公司之投資是按成本值減去減值虧損準備列賬。附屬公司業績由本公司按已收及應收之股息入賬。

e 聯營公司

聯營公司乃指本集團長期持有其股本權益，並對其管理發揮重大影響力之公司，惟該公司並非附屬公司。

綜合損益賬包括本年度本集團應佔聯營公司之業績，而綜合資產負債表包括本集團應佔聯營公司之資產淨值。

在本公司之資產負債表內，聯營公司之投資乃按成本值減去減值虧損準備列賬。本公司將聯營公司之業績按已收及應收之股息入賬。

當聯營公司之投資賬面值已全數撇銷，便不再採用權益會計法，除非本集團就該聯營公司已作出承擔或有擔保之承擔。

1 主要會計政策（續）

f 商譽

商譽指收購成本超出於收購當日，本集團應佔所收購附屬公司或聯營公司之淨資產公平值之差額。

於2001年7月1日前產生之收購商譽，已於儲備中撇銷。

倘存在減值跡象，任何商譽之賬面值（包括之前已於儲備撇銷之商譽）已評估及撇銷至其可收回金額。減值虧損已於損益賬內確認。

g 固定資產

固定資產以成本減累積折舊及再減去累積減值虧損後列賬。固定資產以直線基準，依其估計可用年期按足以撇銷其成本減去累積減值虧損之折舊率計算折舊。主要採用之每年折舊率如下：

租賃土地及樓宇	按租賃年期
租賃物業裝修	按租賃年期
網絡及測試設備	10%-50%
電腦、發單及辦公室電話設備	20%-33$^1/_3$%
其他固定資產	20%-33$^1/_3$%

網絡之成本包括數碼流動無線電話網絡資產及設備之購入成本。網絡之折舊從其啟用之日期起開始計算。

在建造網絡之任何部份，包括其中之設備，並無作出折舊撥備。

其他固定資產包括汽車、設備、傢具及裝置。

出售或報廢固定資產之收益或虧損，乃指出售所得收入淨額與相關資產賬面值之差額，並於損益賬入賬。

將固定資產重修至其正常運作狀態之主要成本支出均在損益賬支銷。裝修改良成本均資本化，並按其對本集團之預計可用年期折舊。

在每個結算日，均以由內部及外界所獲得之資料，評核固定資產有否出現減值。如有此等跡象，便會對其可收回價值進行評估，並在合適情況下，將減值虧損入賬以將資產撇減至其可收回價值。此等減值虧損在損益表入賬。

1 主要會計政策(續)

h 第3代流動通訊(「3G」)服務電訊牌照

本集團購入香港3G流動通訊牌照之頻譜費用,包括本集團獲分配特定頻譜而應付之頻譜使用費,以及根據3G牌照而須繳付之專營權年費。於推出商業服務前應付之該等費用及專營權,計入開發及裝置有關網絡之成本內,並與固定資產一併遞延及列賬。折舊將由開始提供服務起,以牌照尚餘年期或固定資產之估計可使用年期兩者較短者計算撥備。於推出商業服務後,應付之該等費用及專營權,於產生時計入損益賬內。

i 租賃資產

擁有資產之風險及回報實際上全部由承租人承擔之資產租賃,均作為融資租賃列賬。出租人並無轉讓資產擁有權之全部風險及回報,皆作為經營租賃入賬。

(i) 根據融資租賃收購之資產

倘本集團根據融資租約收購使用資產時,金額指租賃資產之公平值,該等資產最低租金付款之現值包括固定資產及相應負債(扣除融資成本),列作融資租賃之負債。租金付款隱含之融資成本於租賃期間於損益賬扣除,以於各會計期間餘下債務產生固定之費用。

以融資租約持有之資產按資產之估計可用年限或租約期(以兩者之較短者)計算折舊。減值虧損根據附註1(g)所載之會計政策入賬。

(ii) 經營租賃費用

倘本集團根據經營租約使用資產,租金付款會按等額分期在租約期間涵蓋之會計期間於損益賬內扣除,除非有其他計算基準可更有代表性地計算來自租賃資產之利益模式。收取之租賃獎勵金於損益賬內確認,作為租金付款總額之一部份。

1 主要會計政策（續）

j 投資

(i) 投資證券

投資證券按成本減去任何減值虧損準備入賬。

個別投資的賬面值均在每個結算日檢討，以評估其公平值是否已下跌至低於其賬面值。假如下跌並非短期性，則有關證券之賬面值須削減至其公平值。減值虧損之款額在損益賬中列作開支。當導致撇減之情況及事件終止，而且有可靠證據證明此新情況及事件很可能於可見將來維持下去，減值虧損便會撥回損益賬中。

(ii) 持至到期日之債務證券

擬持至到期日之債務證券，在資產負債表內按成本值加或減少任何截至該日止未攤銷之折讓或溢價列賬。購入之折讓或溢價於截至到期日之期間攤銷，並在損益賬中列作利息收益項目。在出現非短期性減值時會作出撥備。

個別持至到期日之債務證券之賬面值均於結算日檢討，以評估有關信貸風險及其賬面值能否收回。倘若預期賬面值無法收回，則作出撥備，並在損益賬列作支出入賬。

k 遞延支出

向客戶提供手機補貼之遞延支出，以直線法於最短可執行合約期內攤銷。倘客戶於最短可執行合約期完結前終止合約，未攤銷之手機補貼會於終止合約時撇賬。

l 存貨

存貨包括手機及配件，乃以成本及可變現淨值之較低者列賬。成本以加權平均數基準計算。可變現淨值以預期銷售所得款項減去估計銷售費用而訂定。

m 應收營業賬款

倘應收營業賬款被視為呆賬時，則會提撥應收賬款撥備。資產負債表之應收營業賬款，於扣除上述撥備後列賬。

n 現金及現金等價物

於現金流量表中，現金及現金等價物包括現金存款、手頭現金、存放於銀行及其他財務機構的活期存款，以及短期而流動性極高的投資項目。這些投資必須易於轉換已知的現金數額，價值變動風險極小及於購入後3個月內到期。現金及現金等價物亦包括須於通知時償還並構成本集團現金管理一部份的銀行透支。

截至2005年6月30日止年度
（以港元列值）

1 主要會計政策（續）

o 撥備

當本公司或本集團因已發生之事件須承擔法律性或推定性之責任，而解除責任時可能消耗經濟利益，並在責任金額能夠可靠地作出估算之情況下，需確立撥備。當金額價值為重大時，撥備乃按預期可支付責任之支出現值列賬。

p 僱員福利

(i) 僱員之假期福利

僱員享有之年假福利於僱員應獲得假期時確認，並就截至結算日為止僱員提供服務而應得之年假之估計負債提撥準備。

僱員之病假、產假、陪產假及婚假福利於放假時才確認。

(ii) 溢利分派和分紅計劃

賬目內會就結算日期起計12個月內溢利分派和分紅計劃預期應付金額提撥準備。該等準備只會在本集團就僱員提供服務而產生現有法律上或推定之責任，並能可靠地估計該等責任時，才會確認入賬。

(iii) 退休福利

已界定供款計劃包括香港強制性公積金計劃條例規定作出強制性供積金之供款，於產生時在損益賬內確認為支出。

(iv) 僱員購股權計劃

如本集團向僱員授出可購買本公司股份之購股權，則毋需於授出日期確認任何僱員福利成本或責任。在行使購股權時，已收取之所得款項會撥入股本及股份溢價。

q 遞延稅項

遞延稅項採用負債法就資產負債之稅基與在賬目之賬面值兩者之短暫時差作全數撥備。主要暫時性差額在固定資產折舊與結轉稅項虧損之間產生，並於收購時就已收購資產淨值之公平值與其稅基之間產生。遞延稅項採用在結算日前已頒佈或實質頒佈之稅率釐定。

遞延稅項資產之確認，以估計未來有足夠應課稅溢利扣減暫時性差異為限。

遞延稅項乃就附屬公司及聯營公司之投資所產生之短暫時差而撥備，但假若可控制時差之撥回，並有可能在可預見未來不會撥回則除外。

1 主要會計政策（續）

r 或然資產及負債

或然資產指因已發生之事件而可能產生之資產，此等資產須就某一宗或多宗事件會否發生才能確認，而本集團並不能完全控制這些事件會否實現。

或然資產不會被確認，但會於可能產生經濟利益流入時，在財務報表附註中披露。若實質確定可產生經濟效益時，此等效益才被確立為資產。

或然負債指因已發生之事件而可能引起之責任，此等責任需就某一宗或多宗事件會否於未來發生才能確認，而本集團並不能完全控制這些未來事件會否實現。或然負債亦可能是因已發生的事件引致之現有責任，但由於可能不需要消耗經濟資源，或責任金額未能可靠地衡量而未有入賬。

或然負債不會被確認，但會在財務報表附註中披露。假若消耗資源之可能性改變導致可能出現資源，此等負債將被確立為撥備。

s 收入之確認

收入是在經濟效益可能會流入本集團，以及能夠可靠地計算收入時，根據下列基準在損益表內確認：

(i) 銷售貨品

銷售貨品之收入在擁有權之風險及報酬已轉移至買家時，即於貨品付運至客戶及所有權轉移時予以確認。

(ii) 流動通訊相關服務

來自流動通訊相關服務之收入乃按本集團之流動通訊網絡及設備之用量計算，並於提供服務時確認。而標準服務計劃預先發單之流動電話服務收入則予以遞延，並包括在遞延收入內。

(iii) 利息收入

利息收入乃按時間比例參考未償還本金額及適用利率累計。

(iv) 股息收入

股息收入於收取權確定後確認。

截至2005年6月30日止年度
(以港元列值)

1 主要會計政策*(續)*

t 外幣滙兑

於本年度內以外幣進行之交易依交易日期之滙率換算為港幣。以外幣為單位的貨幣資產及負債則按結算日的滙率換算為港幣。滙兑盈虧均撥入損益賬內處理。

外國企業之業績按本年度內之平均滙率換算為港幣。資產負債表項目則按結算日當時之滙率換算為港幣，而滙兑差額均作為儲備變動處理。

u 借貸成本

借貸成本於產生時在損益賬內支銷，惟直接來自收購、建設或生產一項須花大量時間籌備才可作擬定用途之資產有關之借貸成本會資本化。

v 連繫人士

就財務報表而言，倘本集團有直接或間接控制某方，或可對某方之財務及營運決策發揮重大影響力(或其對本集團之財務和營運決策發揮重大影響力)，或倘本集團及某方均受共同控制或共同重大影響，則此等人士會被視為連繫人士。連繫人士可為個人或其他實體。

2 營業額

本集團主要從事提供流動通訊服務，以及銷售流動電話及配件。本年度於營業額內已確認為主要收入類別如下：

	2005	2004
	$000	$000
流動通訊服務	**2,634,787**	2,489,007
流動電話及配件銷售	**984,705**	878,029
	3,619,492	3,367,036

3 分類呈報

截至2004年及2005年6月30日止年度，本集團之營業額、經營溢利及經營資產，超過90%是來自香港及澳門特別行政區之流動通訊業務。因此，並無呈列按業務及地區分類之分析。

4 銷售貨品及提供服務成本

	2005	2004
	$000	$000
銷售貨品成本	**955,215**	824,234
互連費及國際電訊服務費	**437,145**	351,892
其他	**63,980**	58,715
	1,456,340	1,234,841

5 其他收入

	2005	2004
	$000	$000
回撥應收聯營公司款項之撥備(附註20)	**26,419**	—

6 其他經營開支

	2005	2004
	$000	$000
網絡費用	**534,390**	449,339
員工成本	**359,165**	358,936
銷售及推廣費用	**227,986**	153,783
租金及水電費用	**109,507**	102,889
其他經營開支	**126,717**	123,544
折舊	**456,385**	412,193
出售固定資產之虧損	**451**	15,269
遞延支出之攤銷	**30,942**	24,637
	1,845,543	1,640,590

截至2005年6月30日止年度
(以港元列值)

7 經營溢利

經營溢利經(計入)／扣除下列各項列賬：

	2005	2004
	$000	$000
折舊		
自置固定資產	**330,896**	280,495
租賃固定資產	**125,489**	131,698
土地及樓宇，收發站及專線之經營租約租金	**443,677**	405,937
核數師酬金	**1,219**	1,020
滙兑(收益)／虧損淨額	**(16)**	4,865
呆壞賬撥備	**14,611**	12,841
已界定供款計劃之供款*(附註13)	**14,334**	14,750

* 已扣除沒收供款$4,250,000(2004：$4,366,000)。

8 融資收入

	2005	2004
	$000	$000
債務證券之利息收入		
上市	**14,275**	19,559
非上市	**23,682**	28,257
	37,957	47,816
銀行及其他財務機構存款之利息收入	**10,765**	12,652
	48,722	60,468

9 融資成本

	2005	2004
	$000	$000
於5年內償還之銀行貸款利息費用	**144**	974
其他借貸成本	**348**	190
	492	1,164

10 稅項

香港利得稅乃按照本年度估計應課稅溢利依稅率17.5%提撥準備(2004：無)。海外盈利之稅款，按照本年度估計應課稅盈利依集團經營業務地區之現行稅率計算(2004：無)。

a 綜合損益賬內之稅項

	2005 $000	2004 $000
當期稅項		
香港利得稅	**2,114**	—
海外稅項	**4,842**	—
遞延稅項(附註27)		
暫時差異之產生及轉回	**36,222**	78,625
	43,178	78,625

b 按香港稅率就稅項抵減與會計溢利之對賬

	2005 $000	2004 $000
除稅前溢利	**392,258**	550,909
除稅前溢利之名義稅項，按香港稅率17.5%(2004：17.5%)	**68,645**	96,409
其他國家不同稅率之影響	**(1,037)**	(576)
不可供扣稅開支之稅務影響	**3,036**	2,939
毋須繳稅收入之稅務影響	**(13,101)**	(10,106)
先前未確認之當期稅項虧損之稅務影響	**65**	929
使用日前未確認之稅項虧損	**(32,937)**	(10,556)
增撥／(回撥)先前不足／超額之暫時性差額	**18,507**	(414)
稅項開支	**43,178**	78,625

c 綜合資產負債表內之稅項

	2005 $000	2004 $000
本年度香港利得稅撥備	**2,114**	—
海外稅項	**4,842**	—
	6,956	—

截至2005年6月30日止年度
(以港元列值)

11 董事酬金

於年內應付予本公司董事之酬金總額，詳情如下：

	2005 $000	2004 $000
非執行董事		
袍金	**1,220**	1,060
執行董事		
袍金	**160**	160
薪金及津貼	**9,720**	9,396
花紅	**5,562**	4,230
退休金供款	**627**	673
	16,069	14,459
	17,289	15,519

於截至2004年及2005年6月30日止年度，沒有董事

- 就有關他們為本集團之服務收取本公司之最終控股公司新鴻基地產發展有限公司(「新鴻基地產」)發出之酬金；
- 放棄收取酬金之權利；或
- 收取作為吸引彼等加入本集團或離職補償。

於截至2004年6月30日止年度，除以上酬金外，一名董事根據本公司之購股權計劃獲授購股權。此等福利之詳情已於董事報告書「購股權計劃」一節及附註29內披露。

董事酬金之分佈範圍如下：

	2005 董事數目	2004 董事數目
$0－$ 1,000,000	**10**	9
$3,000,001－$3,500,000	**—**	1
$3,500,001－$4,000,000	**1**	—
$11,000,001－$11,500,000	**—**	1
$12,000,001－$12,500,000	**1**	—
	12	11

11 董事酬金 *(續)*

本年度現任及前任董事之酬金詳情如下(按姓名排列):

	2005					2004
	袍金	**薪金及津貼**	**花紅**	**退休金供款**	**總額**	總額
	$000	**$000**	**$000**	**$000**	**$000**	$000
執行董事						
黎大鈞先生	**80**	**6,900**	**4,916**	**345**	**12,241**	11,232
陳啟龍先生	**80**	**2,820**	**646**	**282**	**3,828**	3,227
非執行董事						
郭炳聯先生	**100**	**—**	**—**	**—**	**100**	100
黎浩佳先生	**80**	**—**	**—**	**—**	**80**	80
黃奕鑑先生	**200**	**—**	**—**	**—**	**200**	200
蘇承德先生	**80**	**—**	**—**	**—**	**80**	80
張永鋭先生	**80**	**—**	**—**	**—**	**80**	80
潘毅仕先生**	**—**	**—**	**—**	**—**	**—**	—
李家祥先生,太平紳士*	**200**	**—**	**—**	**—**	**200**	200
吳亮星先生,太平紳士*	**200**	**—**	**—**	**—**	**200**	200
Sachio Semmoto博士*	**200**	**—**	**—**	**—**	**200**	80
楊向東先生*	**80**	**—**	**—**	**—**	**80**	40
	1,380	**9,720**	**5,562**	**627**	**17,289**	15,519
2004	1,220	9,396	4,230	673		

* *獨立非執行董事*

** *於2005年7月1日委任*

12 5名最高薪人士

5名最高薪人士中,2名(2004:2名)為董事,其薪金已於附註11披露。其餘3名(2004:3名)人士之酬金總額如下:

	2005	2004
	$000	$000
薪金及津貼	**7,706**	6,746
花紅	**1,083**	600
退休金供款	**633**	627
	9,422	7,973

除以上酬金外,年內,本公司根據本公司購股權計劃向3名最高薪人士授出購股權。該等福利詳情已於董事報告書內「購股權計劃」一節及附註29內披露。

3名(2004:3名)最高薪人士之薪酬分佈範圍如下:

	2005	2004
	僱員人數	僱員人數
$2,000,001－$2,500,000	**1**	1
$2,500,001－$3,000,000	**—**	1
$3,000,001－$3,500,000	**1**	1
$3,500,001－$4,000,000	**1**	—
	3	3

13 僱員退休福利

本集團為其僱員參與兩項界定供款之退休計劃,包括職業退休計劃及強制性公積金計劃(「強積金計劃」)(兩項計劃統稱為「該等計劃」)。該等計劃之資產與本集團之資產為分開,由獨立管理基金公司持有。

本集團及僱員向職業退休計劃作出之供款,乃根據僱員底薪及指定百分比計算。僱員於可全數獲取僱主供款前離職而被沒收之供款,可用以抵銷本集團之應繳供款。於2004年及2005年6月30日,所有於職業退休計劃中僱員被沒收之供款,已用以抵銷本集團之應繳供款。

強積金計劃於2000年12月根據香港強制性公積金計劃條例設立,本集團之僱員可選擇參加。本集團及僱員均須按僱員有關月薪之5%向計劃供款,計算供應之月薪上限為$20,000。供款一經予強積金計劃,即全屬僱員所有。

14 股東應佔溢利

股東應佔綜合溢利包括一筆已列入本公司財務報表的$7,393,000(2004：$3,585,000)。

15 股息

	2005	2004
	$000	$000
已派中期股息，每股$0.19(2004：$0.20)	**110,730**	116,953
擬派末期股息，每股$0.20(2004：$0.33)	**116,558**	192,321
歸於本年	**227,288**	309,274

於2005年9月5日舉行之會議上，董事會建議派發每股$0.20之末期股息。這項擬派股息並無於本集團或本公司2005年6月30日資產負債表內列為應付股息，但將於截至2006年6月30日止年度之賬目內列為保留溢利之分派。

16 每股盈利

每股基本及攤薄盈利是根據本集團股東應佔溢利$338,809,000(2004：$466,454,000)計算。

每股基本盈利是按照年內已發行股份之加權平均數582,813,116股(2004：584,194,428股)計算。每股攤薄盈利乃根據582,837,482股(2004：584,388,352股)計算，此乃包括年內已發行股份之加權平均數，及如全部購股權獲悉數行使時以零代價被視為將予發行股份之加權平均數24,366股(2004：193,924股)計算。

17 EBITDA

EBITDA指未扣除融資收入及融資成本、折舊及出售固定資產之虧損、遞延支出之攤銷、稅項及少數股東權益之溢利。EBITDA包括除手機補貼攤銷外所有與取得及保留客戶相關之成本。

截至2005年6月30日止年度
(以港元列值)

18 固定資產

	香港中期租賃土地及樓宇 $000	租賃物業裝修 $000	網絡及測試設備 $000	電腦、發單及辦公室電話設備 $000	其他固定資產 $000	在建造之網絡 $000	總額 $000
原值							
於2004年7月1日	8,000	181,081	3,275,450	501,879	64,988	640,037	4,671,435
添置	—	22,360	16,420	27,822	14,759	613,592	694,953
重新分類	—	—	827,878	—	(104)	(827,774)	—
出售	(8,000)	(17,989)	(91,642)	(14,779)	(16,249)	(2,651)	(151,310)
滙兑調整	—	(16)	—	(19)	(6)	—	(41)
於2005年6月30日	**—**	**185,436**	**4,028,106**	**514,903**	**63,388**	**423,204**	**5,215,037**
累積折舊及減值虧損							
於2004年7月1日	8,000	149,924	2,049,433	424,827	53,518	31,939	2,717,641
本年度折舊	—	21,785	395,653	29,001	9,946	—	456,385
售後撥回	(8,000)	(17,518)	(87,790)	(14,721)	(14,631)	—	(142,660)
重新分類	—	—	32,043	—	(104)	(31,939)	—
匯兑調整	—	(2)	—	(4)	(1)	—	(7)
於2005年6月30日	**—**	**154,189**	**2,389,339**	**439,103**	**48,728**	**—**	**3,031,359**
賬面淨值							
於2005年6月30日	**—**	**31,247**	**1,638,767**	**75,800**	**14,660**	**423,204**	**2,183,678**
於2004年6月30日	—	31,157	1,226,017	77,052	11,470	608,098	1,953,794

於2005年6月30日，本集團以融資租賃持有之固定資產之賬面淨值為$394,541,000(2004：$525,848,000)。

截至2005年6月30日止年度，資本化之3G頻譜使用費$156,924,000從在建造之網絡內重新分類至網絡及測試設備(2004：資本化之3G頻譜使用費$136,091,000包括於在建造之網絡內)。

19 於附屬公司之投資

	2005 $000	2004 $000
非上市股份之投資成本	**939,189**	939,189
應收附屬公司款項，減撥備	**2,606,503**	2,906,708
	3,545,692	3,845,897

應收附屬公司之款項為無抵押、免息及預期毋須於結算日12個月內償還。

於2005年6月30日之主要附屬公司詳情如下：

公司名稱	註冊 成立地點	主要業務及 經營所在地	已發行 股本詳情	集團 所佔權益
SmarTone (BVI) Limited*	英屬處女群島	在英屬處女群島 從事投資控股 及集團融資	1,000股普通股 每股面值1美元	100%
數碼通電訊 有限公司	香港	在香港提供 數碼流動無線 電話服務及 銷售流動電話及配件	100,000,000股 普通股 每股面值$1	100%
SmarTone 3G Limited	香港	在香港提供3G 流動無線電話服務	2股普通股 每股面值$1	100%
數碼通電訊服務(中國) 有限公司	香港	在香港及中國 提供代理及顧問服務	2股普通股 每股面值$1	100%
數碼通流動通訊(澳門) 股份有限公司	澳門	在澳門提供數碼 流動無線電話服務 及銷售流動電話及配件	100,000股 每股面值澳門幣100元	72%
廣州數碼通客戶 服務有限公司	中國	在中國提供顧客支援服務 及電話直售服務。	註冊資本 $9,200,000	100%

* 由本公司直接持有。

上述所有附屬公司均為有限責任公司。

20 於聯營公司之權益

	2005	2004
	$000	$000
分佔資產淨值	**—**	—
應收聯營公司款項，減撥備	**29,469**	3,050
	29,469	3,050

截至2005年6月30日止年度，在評估能否追回應收聯營公司欠款之情況後，本集團將應收聯營公司款項之撥備回撥$26,419,000，該筆款項已於本集團綜合損益表之其他收入內入賬(附註5)。

應收聯營公司款項為無抵押、免息及無固定還款期。

於2005年6月30日之聯營公司詳述如下：

名稱	註冊成立及營業地點	主要業務	持有已發行股份之詳情	持有權益
New Top Finance Limited	英屬處女群島	投資控股	375股普通股每股面值1美元	37.5%

21 投資

	2005	2004
	$000	$000
投資證券		
非上市股本證券	**49,013**	47,744
持至到期日之債務證券		
於香港以外地區上市	**343,836**	595,204
非上市	**742,944**	974,430
	1,086,780	1,569,634
減：包括在流動資產於結算日起計1年內到期之債務證券	**(390,895)**	(471,081)
	695,885	1,098,553
非流動投資總額	**744,898**	1,146,297
上市證券之市值	**339,833**	592,683

21 投資*(續)*

截至2004年及2005年6月30日止年度，於出售若干上市擬持到期日之債務證券時所產生之溢利或虧損列載如下：

	2005	2004
	$000	$000
提早贖回證券所得之款項	**—**	15,600
證券到期時所得之款項	**467,800**	52,659
所得之款項總額	**467,800**	68,259
於贖回／到期日之賬面值	**(467,800)**	(68,259)
出售收益／(虧損)淨額	**—**	—

22 遞延支出

	2005	2004
	$000	$000
於7月1日之賬面值	**12,991**	7,554
添置	**69,024**	30,074
於年內之撇銷	**(30,942)**	(24,637)
於6月30日之賬面值	**51,073**	12,991

於2005年6月30日，手機補貼之原值及累積攤銷分別為$67,215,000(2004：$27,604,000)及$16,142,000(2004：$14,613,000)。

23 存貨

存貨指作轉售用途之貨品。於2005年6月30日，存貨之原值及可變現淨值分別為$187,917,000(2004：$123,924,000)及$1,183,000(2004：$306,000)。

24 應收營業賬款

本集團給予用戶及其他客戶約平均30天的賒賬期。扣除撥備後之應收營業賬款賬齡分析如下：

	2005 $000	2004 $000
現時至30天	**147,715**	144,386
31天－60天	**11,451**	18,283
61天－90天	**4,259**	3,920
90天以上	**4,691**	690
	168,116	167,279

25 現金及銀行結存

	本集團		本公司	
	2005 **$000**	2004 $000	**2005** **$000**	2004 $000
已抵押銀行存款	**327,539**	325,620	**323,213**	321,293
現金及現金等價物	**437,673**	328,188	**2,120**	2,761
	765,212	653,808	**325,333**	324,054

包括於已抵押之銀行存款內，$170,910,000(2004：$150,000,000)已抵押成為本集團之3G牌照履約保證書(如附註31－「承擔及或然負債」所述)之現金抵押品。

26 應付營業賬款

應付營業賬款賬齡分析如下：

	2005 $000	2004 $000
現時至30天	**95,906**	64,374
31天－60天	**21,075**	53,004
61天－90天	**3,276**	15,774
90天以上	**17,060**	21,701
	137,317	154,853

27 遞延稅項

本集團於香港及海外業務產生之暫時性時差之遞延稅項乃按稅率17.5%（2004：17.5%）及有關國家現行適用稅率計算。

於綜合資產負債表確認之遞延稅項（資產）／負債之組成及年內之變動如下：

	折舊免稅額超逾有關折舊之差額 $000	稅項虧損 $000	總額 $000
於2003年7月1日	128,893	(79,307)	49,586
於綜合損益賬內扣除（附註10(a)）	6,199	72,426	78,625
於2004年6月30日	135,092	(6,881)	128,211
於2004年7月1日	135,092	(6,881)	128,211
於綜合損益賬內扣除（附註10(a)）	37,652	(1,430)	36,222
於2005年6月30日	**172,744**	**(8,311)**	**164,433**

當有合法強執行權以流動稅項資產抵銷流動稅項務債，當有關遞延所得稅是有關同一間政府財政機關，則遞延稅項資產與負債予以抵銷。於綜合資產負債表內列出以下經適當抵銷後釐定之金額：

	2005 **$000**	2004 $000
遞延稅項資產	**(8,311)**	(2,857)
遞延稅項負債	**172,744**	131,068
	164,433	128,211

本集團並無就有關稅項虧損$35,860,000（2004：$49,251,000）確認遞延稅項資產。根據現行稅務法例，稅項虧損並未到期。

28 股本

	每股面值 $0.10之股份	$000
法定股本：		
於2004年7月1日及2005年6月30日	**1,000,000,000**	**100,000**
已發行並已繳足股本：		
於2003年7月1日	583,014,928	58,301
代替現金股息發行之新股份(附註a)	2,066,500	207
購回股份(附註b)	(1,769,500)	(177)
於2004年6月30日	583,311,928	58,331
於2004年7月1日	583,311,928	58,331
註銷購回股份(附註c)	(520,500)	(52)
於2005年6月30日	**582,791,428**	**58,279**

附註：

a 截至2004年6月30日止年度，購股權已獲行使以認購本公司2,066,500股股份，代價為$19,192,000，其中$207,000已計入股本，而餘額為$18,985,000已計入股份溢價賬。

b 截至2004年6月30日止年度，本公司在香港聯合交易所有限公司購回2,290,000股股份。在該等回購股份中，1,769,500股於2004年6月30日前被註銷，而削減已發行股本之款額已撥往資本贖回儲備。

該等購回股份之詳情如下：

購回月份	購回股份數目	每股股價 最高	每股股價 最低	已繳價格總額 $000
2003年12月	317,500	$7.55	$7.55	2,397
2004年5月	939,000	$8.25	$7.95	7,629
2004年6月	1,033,500	$8.50	$8.10	8,608
	2,290,000			18,634

c 截至2005年6月30日止年度，本公司並無回購股份。本公司已註銷於截至2004年6月30日止年度在香港聯合交易所有限公司回購之520,500股股份。因此，被註銷之有關回購股份已納入截至2005年6月30日止年度之已發行及繳足股本變動內。

29 僱員購股權計劃

a 購股權之變動

	2005	2004
股份數目		
於7月1日	**12,590,500**	5,200,000
已發行	**579,000**	9,457,000
已行使	**—**	(2,066,500)
已註銷或失效	**(77,000)**	—
於6月30日	**13,092,500**	12,590,500
於6月30日 符合授出條件之購股權	**4,260,166**	66,833

b 於結算日未到期及尚未行使之購股權

授出日期	行使期限	行使價	2005 股數	2004 股數
2003年2月10日	2003年2月10日至 2011年7月16日	$9.29	**3,000,000**	3,000,000
2003年2月10日	2003年5月2日至 2012年5月1日	$9.20	**133,500**	133,500
2004年2月5日	2005年2月5日至 2014年2月4日	$9.00	**9,380,000**	9,457,000
2004年12月6日	2005年12月6日至 2014年12月5日	$8.01	**193,000**	—
2005年1月4日	2006年1月4日至 2015年1月3日	$8.70	**193,000**	—
2005年3月1日	2006年3月1日至 2015年2月28日	$9.05	**193,000**	—
			13,092,500	12,590,500

c 已授出之購股權詳情

於年度內授出面值代價為$1之購股權，已授出每單位購股權之詳情如下：

授出日期	行使期限	行使價	2005 股數	2004 股數
2004年2月5日	2005年2月5日至 2014年2月4日	$9.00	**—**	9,457,000
2004年12月6日	2005年12月6日至 2014年12月5日	$8.01	**193,000**	—
2005年1月4日	2006年1月4日至 2015年1月3日	$8.70	**193,000**	—
2005年3月1日	2006年3月1日至 2015年2月28日	$9.05	**193,000**	—
			579,000	9,457,000

29 僱員購股權計劃 *(續)*

d 已行使之購股權詳情

截至2005年6月30日止年度並無購股權行使。截至2004年6月30日止年所行使之購股權詳情如下：

行使日期	行使價	於行使日期之 每股市價	已收取之 所得款項 $000	股數
2003年10月27日	$9.29	$12.55	18,580	2,000,000
2003年10月28日	$9.20	$12.55	612	66,500
			19,192	2,066,500

30 連繫人士之交易

a 本年度內，本集團與若干連繫人士在正常業務往來中進行之重大交易載列於下文。全部連繫人士之交易均按照該等交易之有關協議之條款進行。

	2005 **$000**	2004 $000
土地及樓宇及收發站之經營租賃租金(附註i)	**49,430**	52,807
保險費(附註ii)	**8,096**	9,249

附註：

(i) 土地及樓宇及收發站之經營租賃租金

本集團最終控股公司新鴻基地產若干附屬公司及聯營公司租賃物業予本集團，供作為寫字樓、零售店舖及貨倉之用，並且向本集團發出許可證，可於新鴻基地產或其附屬公司或聯營公司擁有之若干物業上安裝基站、天線及電話電纜。

截至2005年6月30日止年度，本集團已付及應付予新鴻基地產之附屬公司及聯營公司之租金和許可證費用，總額為$49,430,000(2004：$52,807,000)。

(ii) 保險服務

新鴻基地產之全資附屬公司新鴻基地產保險有限公司及鴻基保險經紀有限公司，向本集團提供一般保險服務。截至2005年6月30日止年度，已付及應付之保金共為$8,096,000(2004：$9,249,000)。

30 連繫人士之交易 *(續)*

b　於2005年6月30日，本集團於其聯營公司持有權益(新鴻基地產之附屬公司乃其主要股東)。該聯營公司主要投資於股權基金，而該基金則主要投資位於中華人民共和國境內之科技相關公司。

c　自1999年10月起，新鴻基地產之聯營公司，新地寶聯資產管理(亞洲)有限公司(「新地寶聯」)獲委任為本集團之職業退休計劃之投資經理。新地寶聯會從本集團僱員職業退休計劃所認購的互惠基金支取酬金。因此，截至2004年及2005年6月30日止年度，本集團並無支付費用予新地寶聯。

d　下列與新鴻基地產及其附屬公司(「新鴻基地產集團」)(包括新鴻基地產集團管理之樓宇及房地產)之交易結餘計入其相關之資產負債表項目內：

	2005	2004
	$000	$000
應收營業賬款	**631**	634
按金及預付款項	**4,967**	6,337
應付營業賬款	**168**	393
其他應付賬款及應計項目	**3,361**	407

交易結餘為無抵押、免息及須按向無連繫人士提供之類似條款還款。

31 承擔及或然負債

a 資本承擔

於2005年6月30日已作出但於財務報表內未撥備之資本承擔如下：

	集團	
	2005	2004
	$000	$000
已訂約：		
固定資產	**31,790**	29,737
投資證券	**11,700**	19,500
已批准但未訂約	**450,182**	745,589
	493,672	794,826

於2005年6月30日，本公司並無任何資本承擔(2004：無)。

截至2005年6月30日止年度
(以港元列值)

31 承擔及或然負債 *(續)*

b 經營租賃承擔

於2005年6月30日，本集團有下列不可撤銷經營租約之未來最低租金付款總額：

	集團	
	2005	2004
	$000	$000
土地及樓宇及收發站		
1年內	**289,108**	239,704
1年後但於5年內	**187,877**	161,036
5年後	**9,742**	14,369
	486,727	415,109
專線		
1年內	**36,870**	29,832
1年後但於5年內	**3,102**	2,852
	39,972	32,684

於2005年6月30日，本公司並無任何經營租約之承擔(2004：無)。

c 購入3G服務牌照

於2001年10月22日，本公司之全資附屬公司獲發移動傳送者牌照(「牌照」)。這項牌照是以第3代流動通訊服務技術提供公共通訊網絡服務。這項牌照年期為15年。根據牌照應付之費用如下：

(i) 由2001年10月22日起計之首5個年度，每年須於年終時支付$50,000,000；

(ii) 於牌照之餘下年期，須支付下列兩項較高者：

- 網絡於有關年度產生之5%營業額(定義見牌照)；或
- 於有關年度之撥用費(定義見牌照)；及

(iii) 發出牌照時須付$1,388,889。

牌照首5年之年費總額為$250,000,000，而餘下10年應付之最低費用總額為$1,057,000,000，因此，牌照15年年期應付之最低費用總額為$1,307,000,000。於牌照發出時根據牌照應付之最低年費之現行淨值，以假設本集團之資本成本為13%計算，約為$458,000,000。

31 承擔及或然負債（續）

c 購入3G服務牌照（續）

本集團須向香港電訊管理局提供履約保證。牌照中訂明履約保證之金額及年期如下：

- 發出牌照時須提供保證金額相等於首5年之費用($250,000,000)之5年期履約保證。
- 履約保證須每年續期，以使履約保證維持5年有效期(或至牌照到期日為止，以較短者為準)。
- 履約保證之金額亦須每年修訂，使之相等於未來5年(或至牌照期結束為止，以較短者為準)須支付予電訊管理局之最低年費。

若發生若干事件，包括持牌人因失去償債能力而未能支付全數或任何費用，或持牌人放棄牌照，電訊管理局可以根據履約保證提出索償。

d 履約保證金

	集團		公司	
	2005	2004	**2005**	2004
	$000	$000	**$000**	$000
香港3G牌照(附註c)	**310,746**	150,000	**310,746**	150,000
其他	**1,942**	1,942	**—**	—
	312,688	151,942	**310,746**	150,000

若干銀行就香港電訊管理局及澳門之電訊管理局向本集團發出多項電訊服務牌照，向該等部門發出履約保證書。本公司及多間附屬公司已就有關銀行在履約保證項下之責任作出擔保。

於2004年10月22日，即牌照發出後第3週年之日，以及支付第3年之頻譜使用費$50,000,000後，履約保證作出修訂。經修訂之保證金額為$311,000,000，年期為5年。

截至2005年6月30日止年度
(以港元列值)

31 承擔及或然負債*(續)*

e 出租、租回安排

根據若干於截至1999年6月30日止年度訂立之出租、租回安排，本公司之附屬公司按照在租約生效時之協定，承諾出租人擔保中介承租者之債務承擔，為期16年。董事認為該附屬公司被要求兑現擔保之風險極微，因此認為要就上述或然負債之潛在財務影響作出估算乃不設實際。

f 銀行融資擔保

於2005年6月30日，本公司代表一間全資附屬公司就有關若干銀行授出之短期循環信貸融資額及無承擔期之貿易融資額達$300,000,000(2004：$600,000,000)而提供擔保之或然負債。附屬公司已於2005年6月30日並無動用該等融資(2004：$150,000,000)。

32 比較數字

若干比較數字已重新分類以符合本年度之呈列方式。截至2004年6月30日止，有關手機補貼之遞延支出之攤銷已計入銷售貨品及提供服務成本內，並已包括在EBITDA計算內。由2004年7月1日起，有關手機補貼之遞延支出之攤銷計入其他經營開支內，並不包括在EBITDA計算內。

33 最終控股公司

於2005年6月30日，本公司董事認為新鴻基地產發展有限公司(「新鴻基地產」)為數碼通電訊集團有限公司之最終控股公司。新鴻基地產乃於香港註冊成立之公司，其股份在香港聯合交易所有限公司主板上市。

34 財務報表之通過

本財務報表於2005年9月5日經由董事會通過。